Exhibit 99.1

MINERAL RESOURCE UPDATE
GUALCAMAYO GOLD PROJECT
San Juan Province
Argentina

Prepared for

Yamana Gold Inc.
March 10, 2008

Ronald G. Simpson, P.Geo
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel: (604) 803-7470
Email: rgs@uniserve.com

MINERAL RESOURCE UPDATE, GUALCAMAYO GOLD PROJECT

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Viceroy advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

GeoSim Services

TABLE OF CONTENTS

1 SUMMARY AND CONCLUSIONS	1
1.1 Property Description and Location	1
1.2 Project History	1
1.3 Geology and Mineralization	3
1.4 Mineral Resources and Mineral Reserves	3
1.4.1 QDD Upper and Lower Mineral Resources	3
1.4.2 QDD Upper Open Pit Reserve	5
1.4.3 Amelia Inés and Magdalena (AIM) Deposits	5
1.5 Conclusions and Recommendations	6
2 INTRODUCTION AND TERMS OF REFERENCE	7
2.1 Introduction	7
2.2 Terms of Reference	7
3 DISCLAIMER	7
4 PROPERTY DESCRIPTION AND LOCATION	8
4.1 Mineral Rights	8
4.1.1 Surface Rights	10
4.2 Nature and Extent of Issuer’s Title	11
4.3 Permits & Environmental Liabilities	13
5 ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY	13
5.1 Accessibility	13
5.2 Local Resources Infrastructure	13
5.2.1 Camps	13
5.2.2 Water Distribution	13
5.2.3 Electrical Power Distribution	14
5.2.4 Explosives Handling	14
5.2.5 Site Roads	14
5.2.6 Communications	14
5.3 Physiography	14
5.4 Climate	14
6 HISTORY	15
7 GEOLOGICAL SETTING	18
7.1 Regional Geology	18
7.2 Local and Property Geology	18
7.2.1 Stratigraphy	18
7.2.2 Structure	21
7.2.3 Alteration	22
8 DEPOSIT TYPE	28
9 MINERALIZATION	28
10 EXPLORATION	32
10.1 Surface Sampling	33
10.2 Airborne Magnetic Survey	33
10.3 Topographic Mapping	33
10.4 Satellite Imaging	33
11 DRILLING	34
11.1 Previous Drilling Programs	34
11.2 Core Drilling – September 2006 to end of 2007	35
11.3 RC Drilling – September 2006 to end of 2007	35
12 SAMPLING METHOD AND APPROACH	38
12.1 Reverse Circulation Drilling	38
12.2 Core Drilling	39
12.3 Channel Sampling	40

13 SAMPLE PREPARATION, ANALYSES AND SECURITY	40
14 Data Verification	41
14.1 Standards	42
14.2 Blanks	44
14.3 Check Assays	44
14.4 Re-sampling Checks of Mincorp Core Drilling	46
15 ADJACENT PROPERTIES	48
16 MINERAL PROCESSING AND METALLURGICAL TESTING	49
16.1 QDD Upper Metallurgy	49
16.2 QDD Lower Metallurgy	50
16.3 AIM Metallurgy	50
16.3.1 Historical Metallurgical Testwork Review	51
16.4 Recent Testwork	57
16.4.1 Column Tests – August 2007	57
16.4.2 Bottle Roll Tests	58
16.4.3 Column tests – December 2007	64
17 MINERAL RESOURCE ESTIMATES	67
17.1 QDD Lower Zone	67
17.1.1 Exploratory Data Analysis	67
17.1.2 Deposit Modeling	69
17.1.3 Compositing	71
17.1.4 Density	72
17.1.5 Variogram Analysis	72
17.1.6 Block Model and Grade Estimation Procedures	74
17.1.7 Mineral Resource Classification	77
17.1.8 Model Validation	78
17.1.9 Mineral Resource Summary – QDD Lower Zone	81
17.2 AIM Deposits	82
17.2.1 Exploratory Data Analysis	82
17.2.2 Deposit Modeling	86
17.2.3 Compositing	88
17.2.4 Density	90
17.2.5 Variogram Analysis	90
17.2.6 Block Model and Grade Estimation Procedures	91
17.2.7 Oxidation Level Modeling	93
17.2.8 Mineral Resource Classification	94
17.2.9 Model Validation	97
17.2.10 AIM Mineral Resource Summary	102
17.3 Summary of Gualcamayo Mineral Resources and Reserves	102
18 OTHER RELEVANT DATA AND INFORMATION	104
19 CONCLUSIONS AND RECOMMENDATIONS	104
20 REFERENCES	105

LIST OF TABLES

Table 1-1 QDD Lower Zone Mineral Resource Estimate	4
Table 1-2 Revised QDD Upper Resource Estimate (excluding reserves)	4
Table 1-3 Revised QDD Upper Inferred Resource Estimate	5
Table 1-4 QDD Upper open pit diluted ore reserves (Wardrop, 2007)	5
Table 1-5 AIM Updated Resource Estimate	6
Table 4-1 Mining Leases and Claims included in the Main Gualcamayo Gold Project	9
Table 7-1 Gualcamayo Stratigraphic Column	19
Table 7-2 Skarn mineral paragenesis in the Gualcamayo District (modified from Bruno, 2005)	23
Table 10-1 Gualcamayo Exploration History	32
Table 11-1 QDD Drilling Summary	34
Table 11-2 Amelia Inés Drilling Summary	34
Table 11-3 Magdalena Drilling Summary	35
Table 14-1 Reference Standard Statistics	42
Table 14-2 Comparison of mean Au grades between standards	44
Table 16-1 Results of Bottle-Roll Leach Tests – ‘As-Received’ Skarn Samples	52
Table 16-2 Results of Bottle-Roll Leach Tests – Milled Skarn Samples	52
Table 16-3 Comparison of Leach Test Results – Skarn Sample No. 137	54
Table 16-4 Results of bottle roll tests carried out on Magdalena samples in UNSJ, end- 2006/early-2007	55
Table 16-5 Results of bottle roll tests carried out on Magdalena samples in UNSJ in early-2007	56
Table 16-6 Results of bottle roll tests carried out on Amelia Ines samples in UNSJ in early-2007	56
Table 16-7 Gold extractions for Magdalena and Amelia Ines samples at -10 mesh	57
Table 16-8 Column results for Magdalena samples	58
Table 16-9 Lithologies of the general composite for the Magdalena column tests	58
Table 16-10 Results of bottle roll tests carried out in UNSJ in October 2007	58
Table 16-11 Gold extractions for 10 mesh and 200 mesh versus degree of oxidation	60
Table 16-12 Gold extractions at 10 mesh versus degree of oxidation	61
Table 16-13 Reagent consumptions for bottle roll tests carried out at UNSJ in October 2007	62
Table 16-14 Column results for 9 Magdalena and Amelia Ines columns	64
Table 17-1 Core recovery statistics	67
Table 17-2 Descriptive statistics of sample data within zone	68
Table 17-3 Drill hole intercepts within QDD Lower West Zone	70
Table 17-4 Composite Statistics for Au	71
Table 17-5 Bulk density measurements	72
Table 17-6 Block model parameters	74
Table 17-7 Block estimation parameters	75
Table 17-8 Global mean grade comparison	78
Table 17-9 QDD Lower West mineral resource estimate	81
Table 17-10 Revised Main QDD Inferred Resource	82
Table 17-11 Core recovery statistics	83
Table 17-12 Descriptive statistics of sample data by zone	83
Table 17-13 Model Lithology Codes	88
Table 17-14 AIM composite statistics for Au	89
Table 17-15 Bulk density measurements	90
Table 17-16 Semi-variogram parameters	91
Table 17-17 Block model parameters	91
Table 17-18 Block estimation parameters	92

Table 17-19 AIM block model statistics (g/t Au)	95
Table 17-20 AIM mineral resource estimate	102
Table 17-21 QDD Upper open pit diluted ore reserves (Wardrop, 2007)	102
Table 17-22 Revised QDD Upper measured and indicated resources (excluding reserves)	102
Table 17-23 Revised QDD Upper Inferred Resource Estimate	103
Table 17-24 QDD Lower Zone Mineral Resource Estimate	103
Table 17-25 AIM Updated Resource Estimate at a 0.5 g/t Au cut-off	103

LIST OF FIGURES

Figure 4-1 Location of the Gualcamayo Gold Project, San Juan, Argentina	9
Figure 4-2 Gualcamayo Gold Project Mineral and Surface Rights	12
Figure 7-1 Mineralized karst breccia near Ptz Blanco with hematitic matrix (from Thorson, 2006)	24
Figure 7-2 Geologic Legend	25
Figure 7-3 Property Geology	26
Figure 7-4 Property Geology – AIM Area	27
Figure 7-5 View of AIM deposits looking south	28
Figure 9-1 Electron Microprobe Image of Sample from Hole QD05-1 11 Showing Gold within Iron Oxide Grain (from Bonli, 2005)	30
Figure 9-2 High grade gold intercepts at Magdalena in carbonate breccia with marcasite near skarn contact (QD-400)	31
Figure 11-1 QDD Drill Hole Plan	36
Figure 11-2 AIM surface drill plan	37
Figure 11-3 AIM underground drill plan	38
Figure 14-1 Sample sequence charts - low standards	42
Figure 14-2 Sample sequence chart - medium standard	43
Figure 14-3 Sample sequence chart - high standard	43
Figure 14-4 Sample sequence chart – new high standard 261	43
Figure 14-5 Comparison of ALS and ASA assays on pulps	45
Figure 14-6 Comparison of ALS and ASA assays on coarse rejects	45
Figure 14-7 Comparison of original fire assay with gravimetric re-check	46
Figure 14-8 Scatter plot of direct re-samples and averaged intervals	47
Figure 14-9 Scatter plot of direct re-samples	48
Figure 16-1 Effect of Degree of Oxidation – ‘As-Received’ Skarn Samples	53
Figure 16-2 Effect of Degree of Oxidation – Milled Skarn Samples	53
Figure 16-3 Gold extractions for AIM samples at -10 mesh versus degree of oxidation	57
Figure 16-4 Gold extractions for 10 mesh and 200 mesh versus degree of oxidation	60
Figure 16-5 Gold extractions at 10 mesh versus degree of oxidation	61
Figure 16-6 Gold extractions at 10 mesh versus degree of oxidation	61
Figure 16-7 Extraction kinetics for sample 06BR-353 at 200 mesh	63
Figure 16-8 Extraction kinetics for sample 07BR-414-1 at 200 mesh	64
Figure 16-9 Column results for AIM columns	65
Figure 16-10 Kinetic curves for recent AIM columns	65
Figure 17-1 Frequency Distribution of Raw Assays	68
Figure 17-2 Decile Analysis – QDD Lower Zone	69
Figure 17-3 QDD Lower West Zone Domain	70
Figure 17-4 Histogram of Au distribution in composites	71
Figure 17-5 Pairwise relative semi-variogram model	73
Figure 17-6 Indicator variogram for breccia lithology	74

Figure 17-7 Lithologic model – QDD Lower Zone	75
Figure 17-8 Block model gold distribution – QDD Lower Zone	76
Figure 17-9 Frequency distribution of Au in QDD Lower block model	76
Figure 17-10 QDD Lower Zone model classification	78
Figure 17-11 Grade tonnage curves comparing ID2 and Kriged estimates	79
Figure 17-12 Swath Plot – 1855 Level	80
Figure 17-13 Swath Plot – E-W Section at 67132345 North	80
Figure 17-14 Swath Plot – S-N Section 2434780 East	81
Figure 17-15 Frequency Distribution of Raw Assays – Amelia Inés	84
Figure 17-16 Frequency Distribution of Raw Assays – Magdalena	84
Figure 17-17 Amelia Inés log probability plot	85
Figure 17-18 Magdalena log probability plot	85
Figure 17-19 3D model of intrusive stock (Unit 31)	87
Figure 17-20 AIM gradeshell domain models	88
Figure 17-21 Frequency distribution of Au in Amelia Inés composites	89
Figure 17-22 Frequency distribution of Au in Magdalena composites	90
Figure 17-23 Amelia Inés pairwise relative semi-variogram model	91
Figure 17-24 Magdalena pairwise relative semi-variogram model	91
Figure 17-25 Gold distribution in Amelia Inés model	92
Figure 17-26 Gold distribution in Magdalena model	93
Figure 17-27 AIM suggested oxidation levels based on visual estimations	94
Figure 17-28 Frequency distribution of Au in AIM block model	95
Figure 17-29 Amelia Inés model classification	96
Figure 17-30 Magdalena model classification	96
Figure 17-31 Grade tonnage curves comparing estimation methods for Amelia Inés	98
Figure 17-32 Grade tonnage curves comparing estimation methods for Magdalena	98
Figure 17-33 Swath Plot – Amelia Inés 2010 Level	99
Figure 17-34 Swath Plot – Amelia Inés 2045Level	99
Figure 17-35 Swath Plot – Amelia Inés Section 2534650 East	100
Figure 17-36 Swath Plot – Magdalena 2010 Level	100
Figure 17-37 Swath Plot - Magdalena Section 2534205 East	100
Figure 17-38 Swath Plot - Magdalena Section 6714205 North	101

LIST OF APPENDICES

Appendix I	2006/2007 MASA Drilling - Site Locations
Appendix II	2006/2007 Drilling – Significant Intercepts

LIST OF ABBREVIATIONS

ASA	Alex Stewart (Assayers) Argentina S.A.
AIM	Amelia Inés and Magdalena
ALS-Chemex	ALS-Chemex Laboratory, La Serena, Chile
Anglo	Anglo American Corporation
ATW	Drill core diameter
DD	Diamond Drill
g/t	grams per tonne
HQ	Drill core diameter
IMA	IMA Exploration Inc.
MASA	Minas Argentinas S.A.
Mincorp	Mincorp Exploraciones S.A.
MRDI	Mineral Resources Development, Inc.
NQ	Drill core diameter
NTW	Drill core diameter
oz	Troy Ounces
QDD	Quebrada del Diablo
RC	Reverse Circulation Drilling
RDi	Resource Development, Inc
UNSJ	University of San Juan
Viceroy	Viceroy Exploration Ltd.
Yamana	Yamana Gold Inc.

1            SUMMARY AND CONCLUSIONS

Yamana Gold Inc. (YRI-TSX), commissioned GeoSim Services Inc. (GeoSim) to prepare an independent National Instrument 43-101 compliant Technical Report for the Gualcamayo Gold Project in San Juan Province, Argentina. The purpose of the study was to update the resource estimates for the Amelia Inés and Magdalena zones and complete a new resource estimate for the QDD Lower underground.

As the author of this report and a Qualified Person, Mr. Ronald Simpson, P.Geo., of GeoSim Services Inc., has visited the property on several occasions over the past 4 years.

1.1         Property Description and Location

Gold mineralization at Gualcamayo was discovered in 1980 by Mincorp Exploration SA (Mincorp), a subsidiary of Anglogold South America Ltd. Mincorp carried out an extensive exploration program of the Amelia Inés, Magdalena, and Belgrano zones of the property. Minas Argentinas S.A. (MASA), a wholly owned subsidiary of Viceroy Resource Corporation, acquired from Mincorp a 60% interest in the property in 1997, and the remaining interest in 2002. In 2003, Viceroy Exploration Ltd. acquired MASA from its predecessor Viceroy Resource Corporation. Yamana subsequently acquired Viceroy (Viceroy) in early 2007.

The Gualcamayo property is located in northern San Juan Province, Argentina approximately 270 km by road north of the provincial capital, San Juan City (Figure 4.1). The property lies approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude. Coordinates for legal land tenure in Argentina are normally expressed in the Posgar Datum WGS 84; however, in San Juan the older Campo Inchauspe datum is still used. The Gualcamayo Gold Project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

1.2         Project History

Local miners have sporadically prospected the general area of Gualcamayo for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold, and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related mineralization at Amelia Inés, Magdalena, and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

MASA formed a joint venture in 1997 with Mincorp to earn a 60% share in the Gualcamayo Gold Project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn-hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 km southeast of Amelia Inés, extending 400 m along the quebrada and up to 800 m to the east along steep cliff exposures. A saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the quebrada confirmed the original discovery.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 m in 58 drill holes. The drilling included 6,043 m of diamond drilling and 5,187 m of reverse circulation drilling that focused primarily on the QDD area.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7,167.5 m in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Inés (947 m in 5 holes), Magdalena (1,844 m in 8 holes) and three other peripheral target areas (1,964 m in 8 holes).

In January 2005, AMEC Americas Limited (AMEC) completed a Preliminary Assessment of the QDD deposit in accordance with NI 43-101 (AMEC, 2005). The study used a gold price of US$400/oz and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Recommendations from this study included:

•	further in-fill drilling so as to upgrade the resource to the measured and indicated categories
•	additional metallurgical test work
•	detailed geotechnical studies
•	further hydrological site studies
•	detailed assessment of power supply issues.

Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January 2005 and August 2006, results were received from 114 core holes and 69 RC holes representing an additional 38,452 m.

GeoSim Services Inc. (Simpson, 2006) completed an updated mineral resource estimate in September 2006. Using a cutoff grade of 0.3 g/t gold a measured and indicated resource of 74 million tonnes averaging 0.88 g/t gold was estimated. An additional 13.9 million tonnes grading 1.17 g/t gold was classified as inferred.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, Amelia Inés and Magdalena (collectively referred to as AIM). However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. Using an average gold price of US$480/oz, the diluted proven and probable QDD open pit reserves were reported as 66.8 Mt of grading 0.824 g/t Au. The average stripping ratio was 3.42 waste:ore. The mine life is 8.8 years for the heap leach operation at an annual production rate of 7,600,000 tonnes. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices and with the current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The combined measured and indicated AIM resource using a cut-off grade of 0.5 g/t Au was reported as 4.6 million tonnes grading 2.91 g/t Au. An additional 1.57 million tonnes averaging 2.7 g/t Au was classified as inferred. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics. Optimized pits using a gold price of $315/oz contained a combined 3.0 million tones of ore averaging 3.15 g/t Au at a cut-off grade of 0.27 g/t. A 5-year production schedule was formulated using a mining rate 1,650 tonnes/day with overall waste:ore ratio of 6.57:1.

In September, 2007 an interim resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes. Measured and indicated resources for the combined deposits were estimated at 6.165 million tonnes averaging 2.62 g/t Au above a cut-off grade of 0.5 g/t Au. An additional 2.05 million tonnes grading 2.57 g/t Au were classified as inferred.

The QDD deposit is presently in development and a positive construction decision was announced by Yamana in August 2007 following the results of the positive feasibility study and on the formal approval for its Gualcamayo Environmental Assessment report.

1.3         Geology and Mineralization

The Gualcamayo gold project includes a large, distal-disseminated gold occurrence known as Quebrada del Diablo (“QDD”) and two proximal disseminated gold deposits, Amelia Inés and Magdalena, collectively termed “AIM”. The property is situated within a complex structural block of Cambrian/Ordovician carbonate sediments characterized by the Andean deformational east-west compression which formed the Precordillera.

Permo-Triassic granodiorite and diorite stocks intrude the sedimentary section and are considered to be related to at least two Paleozoic orogenic events.

The property’s deformation history is complex, exhibiting two phases of folding followed by reactivation of pre-existing structures. Structural controls to gold mineralization, intrusive emplacement and the geometry of the metasomatic areole at Gualcamayo are believed to be closely related to small and regional scale fold structures.

The QDD Lower Zone lies just above the Los Sapitos contact within marbles and carbonate breccias of the San Juan formation. It appears to be at least partially bounded to the south by a steep, east-west trending fault which may offset a portion of the zone. A swarm of quartz diorite porphyry dykes related to the Varela stock intrudes the carbonate sequence south of the fault.

Core drilling has defined a continuous zone of +1 g/t Au mineralization that extends at least 350 metres along its longest dimension in an east-west direction and up to 175 metres N-S. The thickness of the zone ranges up to 100 metres.

At Amelia Inés and Magdalena, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization. Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices Brecciation and higher grade gold mineralization are localized along the W to NW trending marble—skarn contact and cross cutting E-W tensional structures.

1.4         Mineral Resources and Mineral Reserves

1.4.1         QDD Upper and Lower Mineral Resources

The mineral resource for the QDD Lower Zone was estimated by ordinary kriging constrained by a 3d solid model based on a 1 g/t gold grade shell. The zone has been intersected by 16 core holes drilled between 2005 and December 2007. Drilling and underground development is continuing to test for expansion of the zone and to upgrade inferred resources to the measured and indicated category.

The mineral resource is presented in the table below at a range of gold cutoff grades.

Table 1-1 QDD Lower Zone Mineral Resource Estimate

	MEASURED			INDICATED			MEASURED+INDICATED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	100,600	3.54	11,400	4,358,500	2.61	365,300	4,459,100	2.63	376,800
1.2	98,900	3.58	11,400	4,333,100	2.62	364,400	4,432,000	2.64	375,800
1.4	91,900	3.75	11,100	4,269,900	2.64	361,700	4,361,800	2.66	372,800
1.6	86,200	3.90	10,800	4,082,000	2.69	352,600	4,168,200	2.71	363,400
1.8	79,900	4.07	10,500	3,695,200	2.79	331,300	3,775,100	2.82	341,800
2.0	74,200	4.24	10,100	3,167,100	2.94	299,000	3,241,300	2.97	309,100

	INFERRED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	2,808,600	2.59	234,100
1.2	2,808,600	2.59	234,100
1.4	2,806,300	2.59	233,900
1.6	2,786,500	2.60	232,900
1.8	2,696,800	2.63	228,000
2.0	2,462,800	2.70	213,600

The revised Upper (Main) QDD measured and indicated resources are shown in Table 1-2 after deducting the Proven and Probable Reserves. The Upper QDD inferred resource is re-stated in Table 1-3 after adjusting the boundaries to exclude the QDD Lower West Zone. At the base case cutoff grade of 0.3 g/t Au the inferred resource was reduced by approximately 2.6 million tonnes equivalent to 292,000 in situ ounces.

Table 1-2 Revised QDD Upper Resource Estimate (excluding reserves)

Cutoff	MEASURED			INDICATED			MEASURED+INDICATED
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	35	0.56	0.6	12,292	0.821	324	12,327	0.820	325
0.3	32	0.58	0.6	11,981	0.835	322	12,013	0.834	322
0.4	27	0.62	0.6	11,035	0.877	311	11,062	0.876	312
0.5	19	0.68	0.5	9,666	0.937	291	9,685	0.936	292
0.6	14	0.75	0.4	8,153	1.008	264	8,167	1.008	265
0.7	8	0.80	0.3	6,791	1.081	236	6,799	1.081	236
0.8	3	0.85	0.2	5,526	1.157	206	5,529	1.157	206
0.9				4,497	1.229	178	4,497	1.229	178
1.0				3,466	1.311	146	3,466	1.311	146

Table 1-3 Revised QDD Upper Inferred Resource Estimate

Cutoff	QDD INFERRED 2008
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	11,214	0.81	292
0.3	10,723	0.84	289
0.4	10,344	0.85	284
0.5	9,381	0.90	270
0.6	7,997	0.96	246
0.7	6,733	1.01	219
0.8	5,206	1.09	182
0.9	3,296	1.23	131
1.0	1,984	1.42	91

1.4.2       QDD Upper Open Pit Reserve

Table 1-4 presents the total QDD diluted Proven and Probable reserves from the Wardrop Feasibility Study in 2007.

This reserve was not affected by the change in inferred resources in Table 1-3

Table 1-4 QDD Upper open pit diluted ore reserves (Wardrop, 2007)

Class	Tonnes	Au g/t	Au oz
Proven	7,522,519	0.978	236,534
Probable	59,332,446	0.804	1,533,696
Proven + Probable	66,854,965	0.824	1,771,136

1.4.3       Amelia Inés and Magdalena (AIM) Deposits

Since the previous interim AIM resource estimate completed in September, MASA has completed an additional 5 core and 10 RC drill holes on the deposits. An updated mineral resource has been estimated based on all the information gathered as of January 15, 2008.

The mineral resource for the Amelia Inés and Magdalena deposits were estimated by ordinary kriging constrained by a 3D solid model based on 0.2 g/t gold grade shells. The deposits have been tested by a total of 204 core holes and 44 RC holes since 1988.

The present estimated resource is shown in the following table using a cut-off grade of 0.5 g/t Au.

Table 1-5 AIM Updated Resource Estimate

	Measured			Indicated			Measured and Indicated
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	397.7	2.98	38.1	2,804.2	2.45	221.1	3,201.9	2.52	259.1
Magdalena	130.3	2.29	9.6	3,470.2	2.63	293.5	3,600.6	2.62	303.1
Combined	528.1	2.81	47.7	6,274.5	2.55	514.6	6,802.5	2.57	562.2

	Inferred
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	587.5	1.49	28.1
Magdalena	865.4	2.46	68.4
Combined	1,452.9	2.07	96.5

1.5         Conclusions and Recommendations

Exploration work carried out on the QDD Lower Zone since 2006 has defined a mineral resource with potential for economic extraction by underground mining methods. The mineralization is similar to that of the main QDD deposit and is hosted by the same lithology. The zone remains open to the west and possible fault offsets may occur along the east-west structure extending along the southern boundary of the zone.

Underground exploration is presently underway to confirm and expand the known resource. Bulk samples from the underground development are being collected for metallurgical testing.

Results from recent drilling on the Amelia Inés and Magdalena (AIMI) Deposits have been successful in upgrading resources from the ‘inferred’ to ‘indicated’ category and increasing the overall measured and indicated resource.

A comprehensive QA/QC program and extensive data validation procedures have been in place since 2004. Accuracy and overall precision of gold assays is considered acceptable.

A preliminary assessment of the QDD Lower Zone is recommended in order to establish its economic viability.

In order to establish reliable information on oxidation levels at AIM is recommended that bottle roll test data be used for modeling of ore types rather than visual estimates.

2          INTRODUCTION AND TERMS OF REFERENCE

2.1          Introduction

Yamana Gold Inc. (“Yamana”) through its 100% owned subsidiary, Minas Argentinas S.A. (“MASA”) is engaged in the exploration and advancement of the Gualcamayo Project in the Jáchal Region of the San Juan province of Western Argentina. GeoSim Services Inc. was retained by Yamana to update mineral resource estimates for the Amelia Inés and Magdalena deposits and complete a Technical Report summarizing the findings of the update to meet the requirements of National Instrument 43-101 (“the Instrument”) and Form 43-101F1.

The Technical Report will also serve to provide regulators and investors with a formal and up-to-date reference for the property that incorporates the results of the most recent work program completed by Yamana as of December, 2007.

The information and data included in the report or used in its preparation has been generated exclusively by MASA employees and their consultants. Much of the data, including the drill assay and geological database upon which the estimate is based, has undergone thorough scrutiny by project staff as well as certain data verification procedures by the author. In addition to the supplied data, the author has also relied on the input of project staff and their consultants. The sources of information used in this report are listed in Section 20: References.

As author of this report and as a qualified person, I, Ronald G. Simpson, P.Geo., have visited the Gualcamayo property on five occasions and reviewed all data in the San Juan and Vancouver offices. A period of 4 days was spent on site from January 4-7, 2008. I have had no direct responsibility or involvement during the data collection process. I have however, examined drill sites, surface outcrops, underground workings and many sample locations. Based upon my experience, qualifications and data review, I am of the opinion that the programs and the data have been conducted and gathered in a professional and ethical manner and conform to or exceed standards acceptable within the industry.

The report has been prepared in compliance with the Instrument, Standards of Disclosure for Mineral Projects.

2.2       Terms of Reference

The Gualcamayo Gold Project includes three known deposits, QDD, Amelia Inés and Magdalena. The term “AIM” refers collectively to the latter two deposits. The QDD deposit includes the QDD Upper zone which is being developed using open pit mining, and the QDD Lower zone that is at an advanced exploration stage. Other targets on the property are at an early prospective stage of exploration.

The QDD deposit is presently in development and a positive construction decision was announced by Yamana in August 2007 following the results of a positive feasibility study (Wardrop, 2007) and on the formal approval for its Gualcamayo Environmental Assessment report. Included in the Wardrop feasibility study was a scoping study on the Amelia Inés and Magdalena (AIM) deposits.

3          DISCLAIMER

The mineral resource estimates referred to within this document include the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, GeoSim does not consider them to be material.

4          PROPERTY DESCRIPTION AND LOCATION

The Gualcamayo property is located in northern San Juan Province, Argentina approximately 270 kilometres by road north of the provincial capital, San Juan City (Figure 4-1). The property lies approximately 29.72 decimal degrees south latitude and 68.65 decimal degrees west longitude. Coordinates for legal land tenure in Argentina are normally expressed in the Posgar Datum WGS 84 but in San Juan the older Campo Inchauspe datum is still used. The Gualcamayo gold project lies within Campo Inchauspe Zone 2 and all figures in this report are presented in this datum.

4.1          Mineral Rights

The main Gualcamayo block consists of one Cateo and 57 Minas covering a 7,128 hectare non-contiguous area as listed in Table 4-1. Fifty five (55) of the Minas are contiguous and lie wholly within the Cateo. One Mina (Chani) lies partially outside the Cateo and another Mina (Perico) lies wholly outside the Cateo. The Company does not hold an interest in six (6) contiguous Minas, collectively known as the Virgen de Lourdes Property, which cover a 50 hectare area within the main Gualcamayo Property block.

Minas and Cateos in Argentina are applied for by paper staking in the Argentina Gauss Kruger coordinate projection. Cateos are not surveyed but when application has been made for a mina then the boundaries are confirmed through a legal survey prior to final granting of the lease. A Cateo can overlap a Mina such that a single piece of ground can be part of both a Mina and a Cateo, as is the case in the Gualcamayo gold project. The rights of the Mina supercede those of the Cateo.

In Argentina, a Mina is a real property interest, which allows the holder the right to explore and exploit manifestations of discovery (Manifestaciones de Descubrimiento) on a permanent basis after completion of an official survey for as long as the right is diligently utilized and property taxes are made to the San Juan Department of Mines (Departamento de Mineria de San Juan).

A Cateo is an exploration concession which allows the holder the exclusive right to explore the area subject to certain rights of owners of pre-existing mines within the Cateo area. Once an application for a Cateo is submitted all rights to any mineral discovery on the Cateo belong to the applicant. Through exploration, the holder of a Cateo may make and file manifestations of discovery (Manifestaciones de Descubrimiento) and petition the Department of Mines for the granting of a mining lease. Properties in Argentina are held in good standing by the payment of property taxes (Canons) and perfecting the mining title from cateo through to mina. As such, no expiry date exists, nor can be given for Cateos and Minas in Argentina.

Figure 4-1 Location of the Gualcamayo Gold Project, San Juan, Argentina

GUALCAMAYO PROJECT
PARAGUAY
BRAZIL
BOLIVIA
CHILE
ARGENTINA
URUGUAY
Antofagasta
Salta
San Salvador de Jujuy
Asuncion
Pedro Juan Caballero
Presidente Epitacio
Maringa
Curitiba
Foz do Iguacu
Formosa
San Miguel de Tucuman
Santiago del Estero
Resistencia
Corrientes
Posadas
Sao Francisco do Sul
Copiapo
Catamarca
La Rioja
La Serena
Santo Tome
Goya
Cuatia
Uruguaiana
Santa Maria
Porto Alegre
Laguna Mar Chiquita
San Juan
Cordoba
Santa Fe
Parana
Salto
Pelotas
Melo
Rio Grande
Mendoza
San Luis
Rio Cuarto
Rosario
Valparaiso
Santiago
Mercedes
Venado Tuerto
Buenos Aires
San Rafael
Renanco
Rosalco
Junin
Colonia
La Plata
Montevideo
Archipielago Juan Fernandez (Chile)
General Villegas
Telen
Santa Rosa
Concepcion
Mar del Plata
Necochea
Bahia Blanca
South Pacific Ocean
Zapala
Neuquen
Rio Negro
Viedma
Puerto Montt
San Carlos de Bariloche
South Atlantic Ocean
Esquel
Rawson
Puerto Aisen
Comodoro Rivadavia
Los Heras
Puerto Deseado
Gobernador Gregores
Puerto Santa Cruz
Puerto Natales
Rio Gallegos
Stanley
Falkland Islands (Islas Malvinas) administred by U.K. claimed by Argentina
Punta Arenas
Porvenir
Ushuaia
Argentina
International Boundary
Province Boundary
Road
River
National Capital
Province Capital
City or Town
0 100 200 300 KM
0 100 200 300 Miles
© 2007 Geology.com

Table 4-1 Mining Leases and Claims included in the Main Gualcamayo Gold Project

File Number	Name	Type	Size (Ha)*
339189-L-93	Rio Piojos	Cateo	7,128
157563-O-76	Jorge Alfredo	Mina	(6)
156084-O-75	Don Felipe	Mina	(6)
414.1192-M-2005	Gualcamayo 1	Mina	(2,443)
414-1193-M-2005	Gualcamayo 2	Mina	(2,435)
157.233-A-77	Patrimonio I	Mina	(24)
157.316-P-77	Patrimonio IV	Mina	(24)
157.232-A-77	Patrimonio	Mina	(24)
157.315-A-77	Patrimonio III	Mina	(24)
(58-B-50)	Leticia	Mina	(6)
258.891-C-84	Aconcagua	Mina	(24)
258.894-C-84	Alaya	Mina	(24)
258.903-C-84	Alfarcito	Mina	(24)
195.016-B-82	Alicia	Mina	(12)

File Number	Name	Type	Size (Ha)*
17-B-50	Amelia Inés	Mina	(12)
258.904-C-84	Ampacama	Mina	(24)
258.888-S-84	Ansilta	Mina	(24)
258.877-S-84	Atutia	Mina	(24)
258.886-S-84	Batea	Mina	(24)
22-M-50	Beatriz Eugenia	Mina	(12)
258.879-S-84	Caparro	Mina	(24)
156.089-O-75	Chacho	Mina	(6)
258.899-C-84	Chañi	Mina	(24)
2.504-B-67	Chela	Mina	(36)
258.893-C-84	Cerro Tamberias	Mina	(24)
258.878-S-84	Colanguil	Mina	(24)
258.901-C-84	Coranzuli	Mina	(24)
195.017-B-82	Diana	Mina	(12)
258.882-S-84	El Chivato	Mina	(24)
157.564-M-76	El Filo	Mina	(6)
2.502-B-67	Elsa	Mina	(36)
62-G-43	Gral. Belgrano	Mina	(12)
19-B-50	Hilda Edith	Mina	(12)
259.052-C-84	Irigoyen	Mina	(24)
258.885-S-84	Langañoso	Mina	(24)
2.437-B-65	Los Ranchos	Mina	(12)
20-B-50	Magdalena	Mina	(12)
18-B-50	Maria	Mina	(13)
258.892-C-84	Mercedario	Mina	(24)
258.884-S-84	Mondaca	Mina	(24)
156.085-M-75	Ojo De Agua	Mina	(6)
258.898-C-84	Panacam	Mina	(18)
157.234-A-77	Patrimonio II	Mina	(24)
259.053-C-84	Perico	Mina	(24)
2.436-B-65	Portezuelo	Mina	(12)
258.900-C-84	Pululus	Mina	(24)
165-M-49	Puntilla Blanca	Mina	(6)
258.902-C-84	Quevar	Mina	(24)
16-B-50	San Nicolas De Bar.	Mina	(18)
258.897-C-84	Sosneado	Mina	(24)
2.501-B-67	Susana	Mina	(24)
258.881-S-84	Tambillos	Mina	(24)
258.887-S-84	Teatinos	Mina	(24)
258.895-C-84	Tontal	Mina	(24)
258.889-S-84	Tortolas	Mina	(24)
258.890-S-84	Villicum	Mina	(24)
258.883-S-84	Yanso	Mina	(24)
258.880-S-84	Zancarron	Mina	(24)

Total hectares			7,128

* ( ) Indicate an overlap between Minas and Cateos

4.1.1       Surface Rights

Surface rights in Argentina are not conferred with title to either a mining lease or a claim and must be negotiated with the landowner. In 2004, MASA purchased the surface rights to a contiguous land package totaling 26,218 hectares, which partially covers the Gualcamayo gold project and wholly covers access routes to the area of interest from Highway 40, the main access route to the property. The surveyed western boundary of the land package is shown in Figure 4-2.

4.2       Nature and Extent of Issuer’s Title

Yamana is a publicly traded Canadian company. Yamana became sole owner of MASA through acquisition of Viceroy in October 2006. Viceroy acquired 100% of the issued shares of Oro Belle Resources Corp. (“Oro Belle”); Oro Belle is a private Canadian company which indirectly owns a 100% interest in MASA. The Gualcamayo gold project is owned 100% by MASA. Royalties on the property are as follows:

•

a 1% NSR on production from a certain portion of the Gualcamayo gold project is payable to IMA Exploration Inc. (“IMA”), who assigned their rights and obligations to Golden Arrow Resource Corporation by assignment agreement dated for reference July 4, 2004.

•	a 1% NSR, capped at $US200,000 on production from the Patrimonio, Patrimonio I, Patrimonio II, Patrimonio III, Patrimonio IV and Leticia mining leases is payable to the Lirio Family,
•	a 1.5% NSR, capped at $US500,000, is payable to the Lirio Family on production from the Rio Piojos Cateo, and
•	a 3% provincial royalty is payable on mine production after deduction of direct processing and associated G&A costs.

The author is unaware of any additional royalties, overrides, back-in rights or encumbrances that affect the property.

Figure 4-2 Gualcamayo Gold Project Mineral and Surface Rights

Legend
MASA Mina
MASA Cateo
MASA Surface Rights
Resource Area
River
PERICO
CHANI
SAN NICOLAS DE BARI
IRIGOYEN
PATRIMONIO III
PATRIMONIO
IV
CORANZULI
SOSNEADO
PANACAN
ALFARCITO
PULULUS
HILDA
EDITH
PATRIMONIO I
PATRIMONIO
CHELA
ELSA
LETICIA
MARIA
QUEVAR
SUSANA
LAGADOSO
TEATINOS
BATEA
PUNTILLA
BLANCA
ATUTIA
ALICIA
AMPACAMA
OJO DE
AGUA
ANSILTA
PORTEZUELO
DIANA
MONDACA
COLANGUIL
CAPARRO
BEATRIZ
EUGENIA
MAGDALENA
PATRIMONIO II
ALFREDO
Co
TAMBERIAS
LOS RANCHOS
GRAL BELGRANO
TONTAL
YANSO
VILLICUM
TORTOLAS
DON
FELIPE
MERCEDARIO
ACONCAGUA
CHACO
ALAYA
ZANCARRON
CHIVATO
TAMBILLO
Magdalena
Resource
Amelia Ines
Resource
Quebrada del
Diablo
Resource
MINA GUALCAMAYO 1
MINA GUALCAMAYO 2
Rio Piojos Cateo
Viceroy Exploration Ltd.
Gualcamayo Gold Project
Mineral Rights

4.3                     Permits & Environmental Liabilities

Exploration drilling on the property is subject to the application and acceptance of a water use permit from the Hydrological Department of San Juan (Departamento de Hidraúlica de San Juan) which MASA has received.

At the completion of each phase of exploration an environmental impact study is required to be submitted to the Environmental Provincial Management Unit (“EPMU”; Unidad de Gestion Ambiental Provincial) of the San Juan Department of Mines. Two reports (Expediente Nº 520-1051-M-97) cover the Gualcamayo gold project for the years 2005 and 2006 (Hernandez, 2005 and 2006).

As application to develop the project, an environmental assessment, or Informe de Impacto Ambiental (IIA), for the production phase was submitted to the San Juan authorities in December 2006. Yamana received formal approval of the application in August of 2007. Approval of this assessment permits mining development to proceed, subject to obtaining sectoral permits for specific project facilities. Sectoral permits have now been obtained for most of the QDD project facilities, and continue to progress well.

5                      ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                     Accessibility

The project area is easily accessible from the city of San Juan by driving 3 hours north on paved Highway 40 and then via an 20 km gravel access road to the camp (Figures 4-1). The site is accessible from the nearby towns of Guandacol, Huaco, and Jachal, with driving times respectively of approximately 40 minutes, 1 hour and 1.5 hours.

5.2                     Local Resources Infrastructure

The general services and infrastructure for the area are good. Heavy machinery dealerships, repair services and parts are available at both San Juan and Mendoza. Local labour is readily available and staff engineers and geologists are available through the University of San Juan, as well as from consulting firms based in the region.

5.2.1                     Camps

The permanent camp facilities, referred to as Campamento Gualcamayo, are located near the Gualcamayo River. Campamento Gualcamayo has capacity for approximately 400 persons. In addition to dormitories and a kitchen dining room, Campamento Gualcamayo has operations offices, construction offices, exploration offices waste handling and recycling facility, sewage treatment system, contractor offices, fuel storage and laydown areas.

In addition to Campamento Gualcamayo, a contractors’ camp area has been constructed adjacent to the leach pad area, which is being used by contractors who are constructing the QDD facilities.

5.2.2                     Water Distribution

Fresh water is supplied from wells located near the Gualcamayo River at a point approximately 3.5 kilometres south-east of Campamento Gualcamayo. A water distribution system pumps water to the camps and up to the QDD area for use in exploration drilling. Water distribution to the QDD process facilities is under construction

5.2.3                     Electrical Power Distribution

Site power generation is provided on an interim basis by diesel generators until the permanent power supply that is currently under construction is completed. A 132 kV powerline will connect the site to the national power grid. Power will be distributed around the site by 33 kV overhead powerlines.

5.2.4                     Explosives Handling

Purpose-built ammonium nitrate and caps storage magazines are located near the QDD mining area

5.2.5                     Site Roads

In addition to the main access road, an extensive network of roads has been developed within the project site, providing access to the camps, resource area, and to future facility locations including the leach pad and the adit portal areas. The roads for the QDD open pit development and associated facilities are substantially complete at the time of this report.

5.2.6                     Communications

Site external communications are provided by a satellite link that provides voice and data communications to Campamento Rio using a Voice over IP system.

Portable radios are used for communication within the project site. A VHF repeater is located on a ridge south of the QDD resource, providing good radio communication coverage within the project site.

5.3                     Physiography

The property is located in the Precordillera of Argentina, an area of extreme rugged topography. Elevation ranges from 1,600 m to nearly 3,000 m. The most prominent physiographic feature is Quebrada del Diablo, a northwest trending structurally controlled 750 metre long canyon with up to 400 metres of near vertical relief.

The Gualcamayo river valley intersects the project site to the east of the mining area. The river has a trickle flow during most of the year and is easily passable by light vehicles. During the rainy season, flash floods occasionally occur that can make the river impassable, generally for less than six hours, and in extreme cases for up to 12 hours at a time.

5.4                     Climate

The climate is semi-arid with average annual precipitation of 190mm. The rainy season commences in December and ends in late March.

Temperature at the site averages 15° C over the year. Extreme temperatures range from -9° C in the winter to 40° C in the summer. Winter daytime temperatures average 15°C with sub-zero temperatures occasionally reached, especially at night. July and August can experience snow accumulations to 15 cm above 2,000 m. The snow typically melts within one or two weeks. Aside from occasional flash flooding in the rainy season, December and January, no disruption of operation can be expected. Vegetation consists of thorny bushes and cactus. Wildlife is sparse and there is no agriculture aside from limited grazing within the project area.

The primary wind direction at the site is from the east, and secondarily from the west. The region can experience high winds, particularly in the winter period, when a warm dry wind, referred to as a Zonda, descends from the Andes.

6                      HISTORY

The general area of the Gualcamayo gold project has been sporadically prospected by local miners for at least the last 60 years. These exploration activities were directed towards surface occurrences of skarn hosted lead, zinc, copper, gold and silver mineralization. There is also evidence of minor magnetite production from the skarns.

Mincorp explored the skarn/intrusive related gold mineralization at Amelia Inés, Magdalena and Belgrano between 1983 and 1988. Mincorp reportedly spent approximately US$6.5 million on exploration during this period (Dircksen, 2003).

At the Amelia Inés deposit, Mincorp carried out 3414 metres of surface diamond drilling, 1405 metres of underground development on three levels, and 4047 metres of underground drilling from 79 holes. They also conducted an Induced Polarization (“I.P.”) survey and 750 metres of surface trenching, sampling and mapping. Based on this work, Mincorp identified three zones of gold mineralization referred to as Betsy, Ana and Diana.

In 1988, Mincorp reported a ‘proven and probable’ resource of 1.01 million tonnes averaging 5.77 g/t gold above a cutoff grade of 1 g/t. This resource included 436,000 tonnes grading 9.3 g/t gold above a cutoff grade of 3 g/t gold.

A 92 metre tunnel referred to as “tunnel D” was also developed southeast of Amelia Inés. Although this was designed to provide underground drill stations to explore the Amelia Inés deposit it was never utilized.

At the Magdalena prospect, Mincorp carried out an I.P. survey, 980 metres of surface diamond drilling, 335 metres of underground development on two levels (4 adits), and 795 metres of underground drilling. Mincorp concluded from their exploration program that the mineralized zones were small and irregular. However, later interpretation suggests that the adits and drillholes may have been oriented parallel to the strike of the mineralization, providing little useful information about the size or grade of the zone.

At the General Belgrano prospect, a 350 metre crosscut was driven at the 1850 level (1965m elev.) and cut five veins. An additional 195 metres of drifting was performed along these veins. One was a subconcordant structure containing pyrite, chalcophyrite, tetrahedrite and sphalerite. Grades reportedly averaged 10.8 g/t Au and 1002 g/t Ag over a thickness of 0.3 metres for a length of 55.6 metres. Mincorp concluded that the Belgrano veins are generally narrow and dislocated by faulting which made exploration difficult and work was suspended.

MASA formed a joint venture in 1997 with Mincorp to earn a 60% in the Gualcamayo gold project. The objective of the exploration program initiated by MASA was to explore and evaluate the potential for epithermal sediment hosted gold mineralization peripheral to the skarn hosted mineralization explored by Mincorp.

In late 1997 and 1998, regional prospecting and rock geochemical sampling by Bill Rowell revealed the presence of gold bearing carbonate breccias in Quebrada del Diablo, approximately 1.2 km southeast of Amelia Inés. The mineralized zone as defined by surface sampling extended 400 metres along the quebrada and up to 800 metres to the east along steep cliff exposures. The original discovery was confirmed by a saw-cut channel sampling and a follow-up program of continuous rock chip sampling along a newly constructed road into the Quebrada.

Between December 1997 and December 2000, MASA completed four drill programs for a total of 11,230 metres in 58 drill holes. The drilling included 6,043 metres of diamond drilling and 5,187 metres of reverse circulation drilling that focused primarily on the QDD area.

Geological mapping and surface sampling during 1999 and 2000 helped in further defining the trend of gold mineralization which currently extends for more than 2.5 km from QDD through the Amelia Inés and Magdalena areas.

In 2004 MASA completed further definition and fill-in drilling at QDD totaling 7167.5 metres in 26 reverse circulation holes. RC Drilling was also conducted at Amelia Inés (947 metres in 5 holes), Magdalena (1844 metres in 8 holes) and three other peripheral target areas (1964 metres in 8 holes).

GeoSim Services Inc. (Simpson, 2004) completed an updated mineral resource estimate on the QDD deposit in December 2004. At a cutoff grade of 0.5 g/t Au, a measured and indicated resource of 37 million tonnes was estimated averaging 1.04 g/t gold. An additional 11.3 million tonnes grading 1.2 g/t gold was classified as inferred. A separate study on the Amelia Inés deposit estimated a measured and indicated resource of 2.1 million tonnes grading 2.82 g/t Au. An additional 383,000 tonnes averaging 1.95 g/t Au was classified as inferred. At Magdalena, an inferred resource totaling 2.5 million tonnes was estimated averaging 1.87 gt/ Au.

In late 2004, Major Drilling brought in a skid-mounted UG JKS Boyles B20 core rig capable of drilling angle holes from -90° to +45° in order to test previously inaccessible portions of the QDD and AIM deposits as well as other exploration targets. Four core holes were completed before the end of 2004 amounting to 712.6 m.

In January 2005, AMEC Americas Limited (AMEC) completed a Preliminary Assessment of the QDD deposit in accordance with NI 43-101 (AMEC, 2005). The study used a gold price of US$400/oz and concluded that the QDD project had the potential to be economically viable and should proceed to the next phases of feasibility study. Recommendations from this study included:

•      further in-fill drilling so as to upgrade the resource to the measured and indicated categories

•      additional metallurgical test work

•      detailed geotechnical studies

•      further hydrological site studies

•      detailed assessment of power supply issues.

Core and RC drilling was continued throughout 2005 and 2006 on both QDD and surrounding targets. Between January 2005 and August 2006, results were received from 114 core holes and 69 RC holes representing an additional 38,452 m.

GeoSim Services Inc. (Simpson, 2006) completed an updated mineral resource estimate in September 2006. Using a cutoff grade of 0.3 g/t gold a measured and indicated resource of 74 million tonnes averaging 0.88 g/t gold was estimated. An additional 13.9 million tonnes grading 1.17 g/t gold was classified as inferred.

Exploration drilling continued through the remainder of 2006 and during 2007 concentrating mainly on the outlying satellite deposits, Amelia Ines and Magdalena (collectively referred to as AIM). However, exploration continued to explore the deep western extension of the QDD deposit, and in mid 2007, an exploration decline was started to provide better access.

In August, 2007 Wardrop Engineering completed a feasibility study on the QDD deposit (Wardrop, 2007). The study involved developing feasibility level design of all aspects of the project, including mine design, mineral processing, heap leach facilities, gold recovery, and economic evaluation. Using an average gold price of US$480/oz, the diluted proven and probable QDD open pit reserves were reported as 66.8 Mt of grading 0.824 g/t Au. The average stripping ratio was 3.42 Waste:Ore. The mine life is 8.8 years for the heap leach operation at an annual production rate of 7,600,000 tonnes. The financial evaluation concluded that the Gualcamayo Property is a positive project at current gold prices prices and with the current NI 43-101 resource.

In the same report, an updated resource estimate was reported for the AIM deposits and used as the basis for a separate scoping study. The combined measured and indicated AIM resource using a cut-off grade of 0.5 g/t Au was reported as 4.6 million tonnes grading 2.91 g/t Au. An additional 1.57 million tonnes averaging 2.7 g/t Au was classified as inferred. The scoping study on the AIM deposits was completed to a ±30% level of accuracy and concluded that the addition of the AIM deposits to the QDD deposit would significantly improve the overall project economics. Optimized pits using a gold price of $315/oz contained a combined 3.0 million tones of ore averaging 3.15 g/t Au at a cut-off grade of 0.27 g/t. A 5-year production schedule was formulated using a mining rate 1,650 tonnes/day with overall waste:ore ratio of 6,57:1.

In September, 2007 and interim resource update for the AIM deposits was carried out using assay data received as of July 12, 2007. This included an additional 25 core and 6 RC drill holes. Measured and indicated resources for the combined deposits were estimated at 6.16 million tonnes averaging 2.62 g/t Au above a cut-off grade of 0.5 g/t Au. An additional 2.05 million tonnes grading 2.57 g/t Au were classified as inferred.

The QDD deposit is presently in development and a positive construction decision was announced by Yamana in August 2007 following the results of the positive feasibility study and on the formal approval for its Gualcamayo Environmental Assessment report.

Total drilling on the QDD Upper and Lower deposits to the end of 2007 included 190 core holes and 134 RC holes totaling 79,784 m.

7                      GEOLOGICAL SETTING

7.1                     Regional Geology

The Gualcamayo gold project is located along the eastern margin of the Precordillera of west central Argentina, immediately to the east of the Cordillera de Los Andes. The Precordillera is a narrow N-S trending belt of tectonically deformed clastic and carbonate rocks of lower to mid Paleozoic age, overlain by Carboniferous and Permian marine and continental sediments, Triassic volcanics and continental redbeds and Tertiary continental redbeds (Rowell 1997).

Permo-Triassic granodiorite and diorite stocks intrude the sedimentary section and are considered to be related to at least two, Paleozoic orogenic events. During the Miocene, the Precordillera was affected by subduction related deformation (Andean Orogeny) that telescoped stratigraphy eastward into a high level fold and thrust belt with crustal shortening of 60 to 90% (Jordan et al 1993). Major, N-S trending thrust faults horizontally displaced stratigraphy more than 100 km to the east and superimposed lower Paleozoic rocks over Tertiary, continental redbeds.

Tertiary magmatism in the project area, ranging in age from 16 to 5.6 MA (Simon, 1986, Simon et al, 1997), was focused on the intersection of NNW trending regional structures with more localized cross-cutting faults. Tertiary intrusives are generally smaller than the older granodiorite and diorite stocks but produced more extensive hydrothermal alteration (Rowell, 1998).

7.2                     Local and Property Geology

The Gualcamayo project is located primarily within a package of lower Paleozoic stratigraphy characterized by thick carbonate sequences of upper-Cambrian Los Sapitos and Ordovician San Juan Formations, which are overlain by marine clastics of Upper Ordovician Trapiche Formation. The entire stratigraphic section exceeds 1,000 m in thickness. The immediate project area is intruded by a quartz diorite stock, dated at 16-5.6 MA, (Simon et al, 1997 and Simon 1986) that produced relatively thin skarn halos and a metasomatic areole that extends 100’s of metres outboard into the surrounding carbonates.

The property’s deformation history is complex, exhibiting two phases of folding followed by reactivation of pre-existing structures. The first event (D1), characterized by NW to NNW trending folds and related structures, is compatible with the formation of the Andean thrust belt and an E-W compressional stress regime. Refolded NNW folds along an ENE axis and the presence of bedding parallel ENE and E-W brittle faults indicate a later deformation event (D2), characterized by N-S compression (Marquis 2000). Re-establishment of the E-W compressional regime created north directed extension along D2 faults and oblique slip movement along D1 structures.

Structural controls to gold mineralization, intrusive emplacement and the geometry of the metasomatic areole at Gualcamayo are believed to be closely related to small and regional scale fold structures, developed from both D1 and D2 events.

7.2.1       Stratigraphy

The stratigraphy of the project area is summarized in Table 7-1. The following sections describe the lithologies in more detail.

Los Sapitos, Cambrian

The Upper Cambrian Los Sapitos Formation is well exposed in the lower portions of Quebrada Varela and along Rio Gualcamayo. The upper part of the Los Sapitos contains distinctive cycles of dark gray burrowed lagoonal lime-wackestone and packstone, alternating with tan or light brown weathering dolomitized supratidal packstones and grainstones. Skeletal and algal-cemented grains are concentrated at strand lines and in tidal channels as packstones, grainstones, and micro-breccias. Gas bubbles from decaying organic material produce distinctive fenestral fabrics when the bubble voids were later filled with sparry calcite (Thorson, 2006).

Each lagoon-supratidal cycle is a low energy shallowing upward event, beginning with a small sea level rise creating a lagoon that is gradually filled up to supratidal levels. The many repeated cycles in the upper part of the Los Sapitos indicate a depositional environment on a stable carbonate platform (Thorson, 2006).

San Juan Formation, Ordovician

The Ordovician San Juan Formation consists of a northwest-trending, 300 metre thick succession and has been divided into four separate members by Thorson (2006) as follows:

•                  Platy Algal Limestone

•                  Cliffy Bioturbated Grainstone

•                  Triplets Member

•                  White Recessive Limestone

These members make identifiable mapping units for the project as they are distinctive in lithology and topographic expression.

Table 7-1 Gualcamayo Stratigraphic Column

Tertiary	Red Beds	•	Typical clastic red beds.

Miocene	Quartz Diorite Dacite Porphyry	•	Intrusive complex related to skarn and breccia gold mineralization.

	Trapiche	•	Relatively recessive, clastic, red polymictic conglomerate and sandstone, overlain by shale, white arkose and red sandstone.

Ordovician	San Juan	•	300 metre sequence of thin-to thick bedded dark grey limestone. Becomes dominantly thin-bedded up section. Primary host for Quebrada del Diablo gold mineralization.

Cambrian	Los Sapitos (Las Flechas)	•	Medium to thick – bedded rhythmically banded peritidal, shallowing upward dolostone.

The White Recessive Limestone is a unit of somewhat friable crystalline limestone that forms the bottom member of the San Juan Formation. The recrystallization imparted a light color and resulted in a recessive topographic expression. It appears to have been a limegrainstone, probably originating as a grainstone shoal. Beneath the Gualcamayo resource area, the unit has textures indicative of karst dissolution, collapse, and internal cave sediment. Early karst collapse of this unit may have created permeability channels that guided later collapse and mineralization events (Thorson, 2006).

The Triplets unit is a distinctive series of upward shallowing cycles of dark lagoonal limestone and light colored supratidal dolomite that make up the second member of the San Juan Formation. Initially, three cycles were described with distinctive light colored dolomite horizons, thus triplets, but examination of the unit on Filo Condor Este indicates that locally there may be as many as six cycles. The lagoonal - supratidal cycles are very similar to those described, above, from the upper part of the Los Sapitos. Bryozoa and flat-coiled gastropods that appeared in the Ordovician should help distinguish the Triplets cycles from the upper Los Sapitos (Thorson, 2006).

The Cliffy Bioturbated Grainstone is a burrowed grainstone shoal with some oolites that has a distinctive topographic expression above the Triplets (Thorson, 2006).

The Platy Algal Limestone is a unit of thin to medium bedded dark gray lime-wackestones. The unit is heavily burrowed producing bedding plane surfaces with distinctive, highly irregular, mottled and hummocky, textures (Thorson, 2006).

Trapiche Group, Upper Ordovician

The relatively recessive, clastic rocks of the Late Ordovician Trapiche Group are confined to Quebradas Rodado and Montosa. Rock types for the lowest member include red and dark red pebble conglomerates and fine to coarse arkosic sandstones (Las Vacas). This member is overlain by dark red siltstone and silty shale interbedded with thin gray limestone beds. The upper member of the Trapiche Group is composed of dark red, fine grained, sandstone and siltstone units interbedded with light gray to white coarse grained sandstone beds with occasional white pebble conglomerates.

In the upper parts of Quebrada Rodado, the clastics are wrapped around the intrusive and are metamorphosed to hornfels. Sedimentary textures are only preserved in the conglomerates (Marquis 2000). Along Quebrada Montosa, Trapiche sediments form a broad, gentle west dipping syncline that is bounded to the west by the steep, west dipping, Montosa Thrust.

Although Trapiche clastics are heavily sheared and altered in places they do not host significant gold mineralization. In his 2006 report, Thorson states that the coarser grained Trapiche Fm. lithologies may make potential host rock for Au mineralization and that bleached and sulfidized Trapiche sandstones or conglomerates should be sampled carefully as possible gold-hosts, or as possible leakage indicators above gold mineralization in the underlying San Juan Fm.

Intrusive Rocks

The lower elevations of the property in Quebradas Varela and Rodado are dominated by a multi phase dacite to quartz diorite porphyry stock (Varela Stock) that is reduced to thin dikes and pods intruding pre-existing fractures, faults and fold hinges within the higher, thin bedded, San Juan Formation to the west. Age dates of these porphrytic intrusives range from 16 to 5 MY (Simon et al, 1997). The younger quartz diorite phase consists primarily of 60% calcic plagioclase and 30% quartz phenocrysts within a fine groundmass of 30-65% adularia, 15-25% quartz and minor mica, chlorite and iron oxides (Hodder 1999). The more dominant and felsic dacite phase is strongly weathered and argillically altered producing locally recessive zones and a bleached white colour in outcrop.

Extensive mapping by MASA and Marquis in 2000 recognized subtle differences in composition and structural emplacement between the larger stock and dikes to the west and indicates that they may represent distinct phases that are tied to the two deformation events (D1 and D2).

•                  Phase 1 (Stock); Strong to intense argillic alteration, heavily fractured and deformed, contains en echelon centimeter scale quartz veinlets, produced contact skarn deposits and metasomatic areole. Emplacement and geometry of metasomatic areole controlled by gentle, NW plunging F1 folds. One sample at the Amelia Inés Skarn Deposit produced a K-Ar date of 5.6 +/- 0.2 MA (Simon et al, 1997).

•                  Phase 2 (Dikes); fresh, less argillically altered, large (1cm) quartz phenocrysts, 1-5% biotite and hornblende. Emplacement controlled by steep north dipping WNW, ENE and E-W faults and gentle, SW plunging F2 folds.

7.2.2       Structure

Regionally, the Central range of the Pre-Cordillera is dominated by west dipping thrust faults that juxtaposed Cambrian Los Sapitos Carbonates against Tertiary sediments east of the project area during the Miocene, Andean Orogeny. However the dominant structure underlying the Gualcamayo area is a shallow east dipping detachment structure, which juxtaposes the upper part of the San Juan Formation against the Trapiche clastics along the southwestern flank of Filo Montosa. This structure is interpreted to be a back thrust of similar age to the Andean west dipping thrusts. Northwest-trending, west vergent folds are common within the hanging wall to this detachment structure forming a unique structural domain compared to the lesser deformed west dipping carbonates in the footwall.

A major sinistral wrench fault (tear fault) is recognized at Ptz. Tamberias, 2 km southeast of Gualcamayo, which offsets a north-striking principal thrust as much as two kilometres. This fault transects the Gualcamayo area as a series of similar striking en echelon structures. Tertiary porphyry intrusives are common along this structural corridor extending another 15 kilometres along strike to the WNW. Minor shallow east dipping detachment structures with chaotic folding in the hangingwall are common in the thin beded upper San Juan Fm along the western margin of the Varela stock. These flat lying detachment faults and associated folding are interpreted as flower structures that were produced by the accommodation of stress of the Ptz. Tamberias wrench system around the Varela Stock.

E-W trending folds and related brittle faults are also recognized superimposed on northwest- trending folds and faults. Origin of these later folds are interpreted to be the result of dextral rebound along pre-existing NW trending sinistral faults that extends as much as 300 metres outboard into thin bedded limestones of the Upper San Juan Fm. This second order folding produces a dome and basin geometry of carbonate beds along the southwest margin of the Varela Stock.

The youngest deformation recognized consists of normal movement along pre-existing E-W structures and continued sinistral and reverse movement along pre-existing NW striking faults all compatible with continued E-W compression. Relative displacements are in the order of 10 to 100 metres.

The most striking geomorphological feature in the project area is a northwest-trending canyon with as much as 400 metres of sub-vertical relief on its eastern wall known as Quebrada Del Diablo (QDD). This structure is believed to be a deep seated Ordovician rift structure that was reactivated as a sinstral wrench fault during Andean Compression, forming the central feeder structure to gold mineralization in the Upper San Juan Fm.

Brecciation

In the QDD area and Amelia Inés and Magdalena satellite deposits, MASA has mapped five types of breccias as the principal host of gold mineralization. These are primarily collapse breccias primarily derived by hydrothermal dolomitization of the diagentic dolomite Triplet unit causing collapse of the overlying kartsed algal mat limestone. The criteria for classification is based on type and percentage of clasts and/or matrix, i.e. > 90% marble clasts (Bx1), > 90% limestone clasts (Bx2), > 10% marble and > 10% limestone clasts (Bx3), intrusive porphyry matrix (Bx4), skarn clasts (Bx5).

7.2.3       Alteration

Dolomite

Two types of dolomite have been recognized at Gualcamayo, stratigraphic early diagenetic dolomite and hydrothermal alteration dolomite. Both are the result of alteration of limestones. The early diagenetic dolomite partially replaced limestone, or carbonate sediment, shortly after deposition. This dolomite appears as distinctive tan weathering beds at the tops of shallowing-upward sedimentary cycles in the upper Los Sapitos and Triplets member of the San Juan Formation. Dolomitization of these beds was the result of concentration of Mg-rich brine by evaporation in ephemeral ponds on the supratidal surface (Thorson, 2006).

Hydrothermal alteration dolomite is widespread in the project area. It occurs several different ways and shows varying characteristics dependant upon its location at Gualcamayo. In some occurrences alteration dolomite has coarser crystal size, and occurs as zones that cross-cut stratigraphy; in others, dolomite that is suspected of being an alteration product is fine-grained and massive.

Alteration of limestone to dolomite has created a collapse breccia of dark colored fragments that has been largely filled with white dolomite and calcite. In a few examples of cavities that were not completely filled with calcite, the white dolomite can be seen to have the distinctive curved crystal faces of “saddle dolomite”. Saddle dolomite is encountered as a hydrothermal dolomite gangue or alteration product in many low to moderate temperature carbonate hosted hydrothermal ore deposits (Thorson, 2006).

Skarn

Garnet bearing endoskarn and exoskarn forms patchy, NW-trending rims of conspicuous, reddish brown gossan along intrusive/marble contacts. Widths range from a few metres along Quebrada Varela to 10’s of metres at Amelia Inés and Magdalena where thicker skarn halos were developed in anticlinal fold hinges within the dolomitized triplet member of the San Juan Formation Limestone. At Amelia Inés and Magdalena, intrusive textures are commonly destroyed near the contact exhibiting a massive, gossanous texture that progressively grades into massive brown (andradite) and green (grossularite) garnet exoskarn. Semi-massive pyrite veins and magnetite veins up to 20-30 cm wide with minor retrograde veinlets of sphalerite, chalcopyrite and galena are also recognized. Retrograde molybdenite/quartz veinlets 1-3 cm wide are common along skarn /intrusive margins, localized along E-W striking tensional structures. The interpreted skarn paragenesis for the district is summarized in Table 7-2 with Stage V representing the late stage gold-arsenic mineralizing event.

Table 7-2 Skarn mineral paragenesis in the Gualcamayo District (modified from Bruno, 2005)

Ankerite

Hydrothermal ankerite alteration of carbonates is widespread in the area and post-dates dolomitization. An early stage of ankerite alteration is seen replacing dolomite rhombs in partially dolomitized beds. A second stage occurs as veins and veinlets cross-cutting the earlier stage ankerite. Ankerite alteration is strong in area of the gold deposit, but its distribution has not been fully understood (Thorson,2006).

Carbonatization and Absence of Silicification

Secondary silicification is notably absent within all hydrothermally altered rock types, excluding one outcrop of quartz diorite at Ptz. Belgrano containing sheeted quartz veinlets and a silicified intrusive sill that forms a structural unconformity between the San Juan limestone and overlying Trapiche conglomerate. A mechanism for transporting and depositing gold with no silicification can be explained by descending bicarbonate fluids (ground water in a karst environment) being heated by an upwelling magmatic fluid. This interaction would create:

1)              Increase in temperature of groundwater promoting carbonate deposition (i.e. calcite veins)

2)              possible boiling of bicabonate groundwaters would drive off CO2, increase pH and as result inhibit deposition of quartz

3)              magmatic waters would be oxygenated by circulating ground water.

The last item is one of the best mechanisms for depositing gold in epithermal systems. In addition, free silicon may have been taken up in skarn development rather than quartz.

Iron Oxides

The matrix of breccias and fractures in limestones, marbles, intrusives and associated breccias are moderate to weakly, stained by Fe oxides (Figure 7-1). However, in some breccia outcrops Fe oxides are rare to absent. Thin section analyses (Rowell 1998) of breccia samples reveal that hematite and limonite occur along fractures interstitial to carbonate grains and in breccia cement with smaller patches derived from the oxidation of pyrite containing micron size gold particles.

Due to the very low sulphide content in the outer edges of the hydrothermal system it is difficult to account for all the hematite and limonite within the breccias as solely from the oxidation of pyrite. Rowell (1998) suggests that much of the hematite may be hypogene as several other non-auriferous, hematitic breccias occur within the district that contains no precursor to pyrite. Hodder (1999) suggests that the hematite may be derived from the oxidation of limestone (siderite?) and would explain the weak gold values associated with the hematitic rich, limestone breccia at Ptz. Condor. The oxidation of siderite to hematite is very common in regionally metamorphosed carbonate rocks.

Figure 7-1 Mineralized karst breccia near Ptz Blanco with hematitic matrix (from Thorson, 2006)

Late Fine Grained Marcasite

Fine grained marcasite is very common at the Amelia Inés and Magdalena deposits lining late fractures and forming the chief matrix component to marble and skarn breccias. Previous work by Mincorp in the late 80’s commonly referred to this sulphide as “sulfuros negros” due to its black, sooty texture. The higher gold grades are directly related to higher concentrations of this fine grained marcasite that overprints early dolomitization and metasomatism. Although the majority of the fine marcasite occurs as sub metre wide zones along late fractures and tensional structures it does occur as semi massive zones greater than 10 m wide with internal clasts of intensely dolomitized marble. This combination of strong dolomitization proximal to metre scale semi massive sulphide zones suggests that late sulphide rich magmatic fluids may have filled in pre-existing karst voids within the “Cliffy Bioturbated Grainstone” and dolomitized “Triplets” members of the San Juan Formation. Hydrothermal dolomitization may have also been strong enough to collapse and brecciate the overlying section.

A geologic plan and legend of the Gualcamayo area are shown in Figures 7-2 and 7-3. Figure 7-4 shows a more detailed geologic plan of the AIM area.

Figure 7-2 Geologic Legend

Figure 7-3 Property Geology

MAGDALENA
AMELIA INES
Filo Telefonica
Qda Negro
EXPLORATION DECLINE
Mina Belgrano
Qda. Salto Blanco
QDD LOWER WEST ZONE
Quebrada del Diablo 2006 Resource
PTZ BLANCO
0
200
400
meters
2533800 mE
2534200 mE
2534600 mE
2535000 mE
2535400 mE
2535800 mE
2536200 mE

Figure 7-4 Property Geology – AIM Area

2534200 E
2534400 E
2534600 E
2534800 E
6714200 N
6714000 N
6713800 N
MAGDALENA
AMELIA
INES
Q
Bx5
Sk-r
Md
Mb
V
Lst
Mg
Bx1
sk
Sk
50
0
50
100
Meters

Figure 7-5 shows the prominent gossans over the Amelia Inés and Magdalena skarn zones where they crop out along the north edge of the Varela Stock.

Figure 7-5 View of AIM deposits looking south

8                      DEPOSIT TYPE

Four distinct mineralization types occur in the Gualcamayo property and three of these are of present economic interest. They are:

•                  Sediment-hosted distal-disseminated gold (QDD)

•                  Sulphide-bearing skarn deposits containing copper zinc and molybdenum with late stage gold-arsenic mineralization (Amelia Inés and Magdalena).

•                  Porphyry style molybdenum mineralization

Silliltoe, (2004) compares the former type to gold-arsenic mineralization in the Bingham Canyon district of Utah and the Battle Mountain and Eureka districts of Nevada where gold mineralization occurs distally with respect to porphyry stocks. Other analogies are the Bau district in Sarawak, East Malaysia and the Sepon deposit in Laos.

The late stage gold-arsenic overprinting of the skarn zones at Amelia Inés and Magdalena is believed to be part of the same mineralizing event but of a more proximal nature to the intrusions.

Auriferous quartz-chalcopyrite-tetrahedrite veins have also been explored in the past (Mina Belgrano).

9                      MINERALIZATION

Gold mineralization at QDD occurs in carbonate sediments within conformable and discordant carbonate breccias and fractured limestone. The gold mineralization is related to a hydrothermal event overprinting the proximal skarns and extending into the surrounding marbles and limestones. The QDD canyon itself lies along a fault/dyke system, which is believed to be a reactivated, Ordovician rift structure that acted as the primary conduit for hydrothermal fluids migrating away from the intrusive contacts.

The mineralizing fluids were dispersed into a semi conformable, receptive limestone aquifers traveling up dip following the hydraulic gradient, more than 600 m away from the QDD feeder structure. The permeability was provided by several deformation and alteration factors forming large conformable collapse breccias and includes:

•                  early meteoric karsting of the Upper San Juan Fm and in particular the cliffy, bioturbated limestone member

•                  hydrothermal dolomitization of the pre-existing diagenetic dolomite member of the upper San Juan Fm that initiated collapse and breccia development of the over lying karsted limestone

•                  E-W faulting, tectonic brecciation along fold hinges, stylolite formation during the ongoing contractional, and transpressive deformation during the Andean orogeny.

These three factors produced a very permeable stratigraphic window (conformable breccia) within the Upper San Juan Fm that later focused mineralizing sulphurous fluids through the earlier hydrothermal collapse breccias.

During gold deposition, hydrothermal karsting and breccia development was also superimposed on the earlier collapse breccias dissolving carbonate and flushing it up gradient where it was deposited as network of calcite stock work veins, lining fractures and voids, overlying the collapse breccias. Descending, supergene fluids were also focused along the developing hydrothermal karst system forming karst sediment supported breccias and graded karst sediment up to a metre thick along the bottom of caverns. Alteration of the host rocks is minimal and sulphide content is low. Gold, sulphides (arsenopyrite), realgar, orpiment, pyrite, and calcite are deposited along fractures and as matrix fillings. Higher gold values are spatially related to the intrusive breccia (Bx4). The mineralized structures are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals in which the primary mineralization is preserved.

Higher-grade zones in the QDD deposit (> 2 g/t Au) are common and related to fold hinges, sediment infilled karst cavities, and brecciated intrusive contacts with limestone and marble. Mineralized breccia thicknesses range from 30 m to 150 m thick and extend more 500 m outboard to the east and NW of the QDD feeder structure. Due to the complex folding along NNW and E-W axes and strong lithological control, the mineralized collapse breccias form an undulatory ore deposit (dome and basin geometry) underlain by the hydrothermally altered dolomite member of the upper San Juan Fm.

Although more confined, gold mineralization remains open down dip along the QDD fault zone cutting the white recessive limestone unit (white marble) of the lower San Juan Fm.

The QDD deposit is silica poor, high-level gold-arsenic system with fine marcasite and trace amounts of realgar and orpiment forming the main sulphide minerals. Silver values generally less than 0.1 ppm. Barium is also elevated (200 ppm to 400 ppm) with higher concentrations localized along brecciated E-W striking dike margins. Mercury and Antimony are weakly anomalous. Strong clay alteration along brecciated intrusive margins consisting of supergene kaolinite and alunite is also common suggesting a fairly acidic hydrothermal system. Gold occurs mainly as 1 µm to 5 µm inclusions (Figure 9-1) within marcasite that was deposited with calcite along fractures and breccia matrices.

The mineralized structures and breccias are strongly oxidized throughout the depth of drilling, except for minor unoxidized intervals near intrusive breccias and contacts where sulphides are preserved. It is estimated that sulphide mineralization makes up less than 5% of the total resource.

Figure 9-1 Electron Microprobe Image of Sample from Hole QD05-111 Showing Gold within Iron Oxide Grain (from Bonli, 2005)

At Amelia Inés and Magdalena, late stage gold-arsenic mineralization overprints skarn zones and extends into the surrounding marbles of the San Juan Formation. Skarn hosted mineralization comprised of chalcopyrite, sphalerite, galena, pyrrhotite and pyrite was deposited as a retrograde event preceding the introduction of the gold-arsenic mineralization.

Gold mineralization is intimately associated with fine grained marcasite that lines late fractures and forms the chief component to marble and skarn breccias matrices (Figure 9-2). Brecciation and higher grade gold mineralization are localized along the W to NW trending marble–skarn contact and cross cutting E-W tensional structures. The rheological contrast between the brittle skarn and ductile marble is believed to have accommodated much of the movement during later wrench fault tectonics, forming localized E-W trending, dilational zones (i.e. breccia zones) that extend 10’s of metres outboard into the marble and skarn from the contact.

In addition to tectonic brecciation, gold mineralization was also enhanced by the presence of pre-existing karst cavities within the Cliffy Bioturbated member of the San Juan Formation and collapse generated by early hydrothermal dolomitization of the underlying Triplets member. These collapsed karst voids that have undergone late tectonic brecciation were later filled with semi massive, fine grained marcasite with dolomitized marble clasts over thicknesses greater than 10 m. This style of mineralization forms the highest grade mineralized zones returning up to 30 gpt Au over 12 m.

Silver is anomalous but very sporadic returning greater than 30 gpt within the higher grade >5 gpt Au) gold zones. Silver is localized within retrograde tetrahedrite veinlets and possibly electrum during deposition of the later stage fine grained marcasite.

ICP analysis of the marcasite (sulfuros negros) shows elevated levels of lead, zinc and molybdenum but depleted levels of silver.

Negligible gold mineralization extends into the intrusive stock to the north. Narrow 1-3 cm wide sheeted quartz-molybdenite veinlets are generally confined within the skarn at both Magdalena and Amelia Inés and extend outboard into the intrusive stock, localized along E-W tension structures.

Areas of high molybdenum content commonly lie peripheral to the gold enriched zones and overlap the intrusive contacts. Molybdenum mineralization is are often associated with high manganese levels and occurs mainly in skarn with lesser amounts hosted by marble and intrusive rocks. Drill holes at Magdalena commonly encounter intervals of +1000 ppm Mo over several metres. Core hole 06QD-369 intersected an average Mo grade of 422 ppm over 152.4 metres. Hole 07QD-412 intersected 113.8m averaging 556 ppm Mo including a 33 m interval grading 1014 ppm. RC holes drilled into the intrusive stock more than 50 metres away from the contact intersected anomalous Mo mineralization but the levels were much lower with the best interval averaging 162 ppm over 56 m in hole 06QDR-350.

Figure 9-2 High grade gold intercepts at Magdalena in carbonate breccia with marcasite near skarn contact (QD-400)

10                                  EXPLORATION

Since 1983, the Gualcamayo property has had significant exploration programs conducted by Mincorp and MASA. The stage of exploration has advanced through several drill programs sufficient to complete a resource estimate. Past exploration programs have been assessed in previous Technical Reports by P. Dircksen (2003) and R. Simpson (2004 & 2006). The following table summarizes the exploration carried out to date on the project:

Table 10-1 Gualcamayo Exploration History

YEAR	COMPANY	EXPLORATION PROGRAM
Pre 1983	Small Miners	•	High grade shear-hosted mineralization

1983 – 1988	Mincorp	•	Map & sample Amelia Inés/Magdalena/ Belgrano areas.
		•	Underground sample program at Amelia Inés/Magdalena/Belgrano.
		•	Surface & underground drill program of Amelia Inés/Magdalena/Belgrano areas.

1996 - 1997	MASA	•	Mapped & recon-sampled Gualcamayo.
		•	Discovery of breccia/sediment hosted gold mineralization at QDD

1998	MASA	•	Cut channel samples at previous site rock-chip panel. Results consistent and higher.
		•	Detail sample/map QDD 130 continuous rock-chip channel samples @1 .7g/t Au.
		•	Contractor review of regional aeromagnetics.
		•	Diamond drill QDD area.

1999	MASA	•	Petrographic studies.
		•	Geologic mapping/sampling 1:500 scale.
		•	Diamond drill and reverse circulation drilling QDD.
		•	Metallurgical test work on core and cuttings.

2000	MASA	•	Structural mapping (1:250 scale) coincident with geochem program
		•	Reverse circulation drill program

2003	MASA	•	Rock geochem sampling
		•	Re-sampling of Anglo drill core

2004	MASA	•	Reverse circulation drill program
		•	Rock geochem sampling
		•	Channel sampling
		•	Re-logging of drill core

2005/2007	MASA	•	Core drilling
		•	Reverse circulation drilling
		•	Rock geochem sampling
		•	Geologic mapping
		•	Airborne geophysics
		•	Petrographic study
		•	Electron microprobe study

Total drilling on the QDD deposit to the end of 2007 included 190 core holes and 134 RC holes totaling 79,905 m. Detailed discussions of the recent MASA drilling program are addressed in Sections 11 and 12.

10.1 Surface Sampling

Gualcamayo surface sampling results received prior to December 2004 were discussed in reports by Dircksen (2003) and Simpson (2004). Results from programs between 2004 and 2006 were covered in Simpson (2006).

10.2 Airborne Magnetic Survey

In January 2006 an airborne magnetic survey was completed over the project area by New Sense Geophysical Limited using a helicopter survey system. The total coverage of the survey block amounted to 1255 km. The data was re-processed by a geophysicist, Michael Zang on May 11, 2006. Excessive noise in the original database was suppressed, eliminating the ‘line effect’ visible in the original data. The resulting maps were used to generate targets for the ongoing regional exploration program on the property.

10.3 Topographic Mapping

In January 2005, new digital topographic base maps were created by PhotoSat Information Ltd. using IKONOS satellite data. Contour maps covering QDD and the surrounding areas were generated using an interval of 2 metres. Resolution of surface features using this method is analogous to resolving ridges 30 to 40 metres apart.

Photosat also generated regional maps using a 10 metre contour interval for use in reconnaissance mapping and sampling elsewhere on the property.

10.4 Satellite Imaging

In February 2005 a set of ASTER satellite images were generated by PhotoSat Information Ltd. for use in regional exploration. Various band combinations were used to develop images highlighting clay, silicate and sericite alteration as well as enhanced imagery to assist in bedrock mapping and structural analysis.

11 DRILLING

11.1 Previous Drilling Programs

Mincorp carried out core drilling at the Amelia Inés and Magdalena deposits between 1983 and 1988. They drilled a total of 127 holes totaling 1475 metres from surface and underground workings. All subsequent drilling on the deposits has been carried out by MASA between 2000 and 2007. This included both core and reverse circulation drilling.

The following tables summarize the drilling programs on the QDD deposit to date.

Table 11-1 QDD Drilling Summary

	Core Drilling		RC Drilling		Combined
Year	Holes	Total m	Holes	Total m	Holes	Total m	Series
1998	14	2,706.3			14	2,706.3	001-014
1999	19	3,336.7	9	1,400.0	28	4,736.7	015-042
2000			13	3,422.3	13	3,422.3	043-058
2004			26	7,167.5	26	7,167.5	059-105
Subtotal	33	6,043.0	48	11,989.8	81	18,032.8

2004 RESOURCE ESTIMATE
2004	4	712.6			4	712.6	105-109
2005	73	14,753.6	26	5,669.5	99	20,423.1	110-230
2006	38	9,916.9	43	8,233.0	81	18,149.9	231-327
Subtotal	115	25,383.1	69	13,902.5	184	39,285.6

2006 RESOURCE ESTIMATE (2007 FEASIBILITY STUDY)
2006	16	5,949.3	4	1,400.7	20	7,350.0	330-381
2007	26	9,240.7	13	5,996.0	39	15,236.7	383-477
Subtotal	42	15,190.0	17	7,396.7	59	22,586.7	479-509

2008 RESOURCE ESTIMATE (QDD LOWER WEST ZONE)
Total	190	46,616.0	134	33,289.0	324	79,905.0

Drilling on the deposits by MASA between 2000 and mid-2006 has been described in detail in previous technical reports (Simpson, 2004 & 2006).

Tables 11-2 and 11-3 present a summary of drilling programs on the Amelia Inés and Magdalena deposits.

Table 11-2 Amelia Inés Drilling Summary

		Surface Core		Surface RC		Underground		Combined
Year	Company	Holes	Total m	Holes	Total m	Holes	Total m	Holes	Total m	Series
1988	Anglo	27	3,170.1			78	3,962.5	105	7,132.6	H/UH
2000	MASA			2	311.0			2	311.0	055-056
2004	MASA			5	947.0			5	947.0	065-088
2005	MASA	2	264.8	1	104.0			3	368.8	176-180
2006	MASA	5	366.4	1	100.0			6	466.4	234-362
2007	MASA	21	3,060.5	14	1,661.0			35	4,721.5	386-495
Total		55	6,861.8	23	3,123.0	78	3,962.5	156	13,947.2

Table 11-3 Magdalena Drilling Summary

		Surface Core		Surface RC		Underground		Combined
Year	Company	Holes	Total m	Holes	Total m	Holes	Total m	Holes	Total m	Series
1988	Anglo	8	900.0			14	813.9	22	1,713.8	H/UH
2004	MASA			8	1,844.0			8	1,844.0	062-104
2005	MASA	8	1,141.3	4	826.0			12	1,967.3	177-223
2006	MASA	13	2,060.6	7	734.0			20	2,794.6	349-382
2007	MASA	28	4,981.4	2	265.0			30	5,246.4	384-504
Total		57	9,083.2	21	3,669.0	14	813.9	92	13,566.1

11.2 Core Drilling – September 2006 to end of 2007

Since November, 2004, Major Perforaciones S.A. has been contracted to carry out exploration diamond drilling utilizing a skid-mounted UG JKS Boyles B-20 core rig capable of drilling angle holes –90° to + 45°.

Between September 2006 and the end of 2007, 42 core holes (15190 m) were completed at QDD while 67 (10468.9 m) were drilled at Magdalena and Amelia Inés. Eleven core holes (1661 m) were completed on other targets.

11.3 RC Drilling – September 2006 to end of 2007

EcoMinera Drilling of San Juan was used as the principal RC drill contractor using a truck mounted Schramm drill rig. Down hole equipment consisted of a center sampling hammer, with a nominal 5 1/4 inch bit diameter and nominal 4 1/2 inch drill rods.

Seventeen RC holes (7397 m) were completed on the QDD deposit during this period (Table 11-1). An additional 24 RC holes (2760 m) were drilled at Magdalena and Amelia Inés. Thirteen RC holes (5450 m) were completed on other targets.

Prior to May 2007 the exploration drilling programs were conducted under the direct supervision of Consulting Senior Geologists, Rick Diment of Whitehorse, Yukon and Consulting Geologist Jeff Dean of Reno, Nevada. On May 1, 2007, Walter Soechting was appointed MASA Exploration Manager and took over supervision of the ongoing programs. During the RC drilling a MASA rig geologist was on-site at all times while the drill was operating. The rig geologist was responsible for contractor supervision and hole logging.

Both geological and geotechnical drill logs were completed for each hole. The geotechnical logs included drilling performance, drilling and sampling problems and rod changes that may affect sample quality. Changes in sample return rate, rate of depth penetration, loss of air pressure, etc. were also recorded to assist in defining major structures, voids, etc. The geologic logs followed standard MASA procedures established in earlier programs and included complete descriptions of geology, lithology, alteration and mineralization. This information was recorded in digital format and was incorporated into the digital drill database.

The recent drilling programs at QDD were successful in further delineating the extent and grade of gold mineralization in the QDD Lower West Zone (Figure 11-1). A table of the significant drill intercepts is included Section 17 (Table 17-3). The mineralized widths shown are not true thicknesses but simply the length of the interval. The mineralized zones are highly irregular in shape and true thickness was not used as a factor in resource estimation.

Figure 11-1 QDD Drill Hole Plan

Figures 11-2 and 11-3 illustrate the drill hole layout at Amelia Inés and Magdalena.

Figure 11-2 AIM surface drill plan

2534200 E
2534400 E
2534600 E
2534800 E
LEGEND
MASA Core Hole
MASA RC Hole
Anglo Core Hole (Surface)
Surface projection of zone
Surface outcrop of zone
MAGDALENA
AMELIA
INES
-50
0
50
100
Meters

Figure 11-3 AIM underground drill plan

2534200 E
2534400 E
2534600 E
2534800 E
6714200 N
6714000 N
6713800 N
LEGEND
Anglo Core Hole (Underground)
Surface projection of zone
N
MAGDALENA
AMELIA
INES
-50
0
50
100
Meters

12 SAMPLING METHOD AND APPROACH

Sampling method and approach used in exploration programs completed prior to 2006 were assessed in the previous Technical Reports by P. Dircksen (2003) and R. Simpson (2004 & 2006).

12.1 Reverse Circulation Drilling

The RC holes were drilled with a 5 1/4” bit and the drill material was collected on 2 metre intervals using a dry cyclone system. 100% of the sample from the cyclone was collected using pre-labeled plastic bags. The total sample was weighed, then two 50% splits were collected using a Gilson splitter with a large hopper to allow the total sample to be split at the same time. One of the two 50% splits was split in half again to produce two 25% splits (12-15kg). The two 25% split samples were bagged in heavy duty plastic bags with one split labeled by hole number and interval and the other labeled the same but with the addition of an “R” following the sample number. The “Original” split was sent to the primary lab and the other “Reject” split was stored on site. All samples were sealed with tamper-resistant plastic ties. Small (washed and unwashed) representative samples were taken from the 50% duplicate split samples and placed in plastic chip trays for detailed logging purposes.

In 2007, the 25% split was split in half again to obtain two, 12.5% splits (7-10 kg). One split was delivered to the lab and the other labeled with an “R” was stored at site.

Sample recoveries were calculated by weighing the cuttings from the entire sampled interval. The recoveries for the 2 metre intervals averaged 63 kg with an interquartile range from 58 to 70 kg. Chip trays were filled at the drill site and preserved for logging using the same protocol as previous drill programs.

Two rig duplicates were prepared for every 20th sample. One was submitted blind to the primary lab and the second to the check lab. A duplicate coarse lab reject was also prepared for every 20th sample and sent to the check lab. In addition, one blank was submitted per hole after a suspected mineralized interval.

In 2005 the introduction of blind standards was started. The standards were derived from RC rig duplicate material from previously drilled holes at Gualcamayo which were prepared by Alex Stewart (Assayers) Argentina S.A. in Mendoza and subjected to a “round robin” analysis by several labs to derive the statistics. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. Three standard values were used: low (620 & 500 ppb Au), medium (1280 & 1110 ppb Au), & high (2260 & 2760 ppb Au). A second batch of standards was developed in 2006 when all of the first set had been consumed. The primary lab used was Alex Stewart (Assayers), Argentina S.A. and the check lab, ALS-Chemex in La Serena, Chile.

Between 2000 and 2004 down hole surveys in RC holes were taken at 3 metre intervals using a Maxibor instrument. Results showed considerable variation in azimuth from -17 in hole QDR-87 to +12 degrees in QDR-91. Five of the holes flattened by as much as 7 degrees and 3 holes steepened by as much as 15 degrees over 250 metres..

Since 2005, down hole surveys were taken periodically using a single-shot instrument at approximately 50 metre intervals. Results for the 2005 drilling program revealed a slight tendency to increase in azimuth with distance down hole with a maximum change of about 10 degrees. Hole inclinations were fairly consistent and only varied up to 2 degrees over 200 metres.

12.2 Core Drilling

Drilling programs at Gualcamayo prior to 2006 have been documented in previous reports (Simpson, 2004 & 2006) and are described in Section 6.

Between September 2006 and June 2007, 45 diamond drill holes were completed totaling 7027 metres. HQ core size was used in order to achieve the best recovery and sample size. Some holes were reduced to NQ to achieve target depths. Core recovery was generally good averaging over 80% in marble and skarn and 69% in quartz diorite porphyry.

The core was placed in standard wooden core boxes and transported to camp for logging and sampling. Most core holes were sampled at two meter intervals or at a change in geology. All core was photographed prior to logging and sampling. Geological and geotechnical logs were prepared for all holes. Upon completion of logging, the sample intervals were split on site with a conventional hydraulic splitter. Samples for assay were enclosed in plastic sample bags with a tamper-resistant seal.

The introduction of blanks and standards into the sample stream was the same as for the RC drill program previously described.

Down hole surveys were taken using a single-shot instrument at approximately 50 metre intervals. Inclinations showed a very slight tendency to steepen particularly those drilled at flat or positive angles. Change in inclination was less than 5 degrees and azimuth within 7 degrees.

12.3 Channel Sampling

Several lines of continuous channel samples were collected between 2004 and 2007 in order to provide data for the resource estimation in areas of rugged topography. The sampling was specifically designed to supplement the drill data in these areas. Samples were cut by diamond saw in areas of competent bedrock. In less competent areas, hammers and chisels were used to cut a regular 9cm channel similar to the HQ core diameter used for recent core drilling. Tarps were laid out along the channel line to ensure all material, including fines, were collected. All samples were bagged and sealed with tamper-resistant seals for shipping.

In 2007, continuous horizontal channel samples were also cut along the length of the exploration decline. Sample widths ranged from 1.15 to 2 metres.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The methods of sample collection and preparation prior to dispatch of samples to the analytical lab and the security measures taken were discussed in the preceding section.

RC drill samples were transported from the drill sites to camp via a rented 5 ton truck and were stored at camp site in an enclosed, secure warehouse. They were then shipped directly to the Alex Stewart laboratory facility in Mendoza via a commercial truck arranged through the lab. Samples were packaged in large, durable woven plastic sacks with tamper- resistant plastic ties. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

Core samples were transported from the drill sites to camp via MASA pickup trucks and stored at the camp site in an enclosed, secure warehouse before being logged and split. Samples were packaged in large, durable woven plastic sacks with tamper-resistant plastic ties and shipped directly to the Alex Stewart Laboratory in Mendoza. A list of samples and sacks were prepared for each shipment and a copy of submittal sent for filing in San Juan.

All samples were prepared and analyzed for Au and 39 element ICP suite using standard fire assay/AA finish sample prep and assay procedures. Lab sample preparation procedures included:

1) dry samples

2) coarse crush- 70% passing 2 mm

3) split 250 gm for pulp, and

4) fine pulverize split to 85% passing 75 microns.

Gold was initially analyzed at Alex Stewart by Fire Assay on a 50 gm split and lab checks were performed on every 10th sample. Starting in July, 2005 the split size was reduced to 30 gm in order to eliminate periodic over boiling problems in the crucibles caused by the high carbonate content. Alex Stewart believed that reducing the split size would not be detrimental to the validity of the assay due to the fine grained nature of the gold (1-10 microns). To verify this, fire assays were carried out on two drill holes previously analyzed using the 50 gm split. No significant differences were observed between the original assays using a 50 gm split and the 30 gm pulp re-checks (Figure 13-1).

Samples with gold assays exceeding 10 g/t were routinely re-checked using a gravimetric finish. A 37 element ICP suite including silver was scanned using aqua regia digestion.

All pulps are returned and maintained in long term secure storage in the company warehouse. Select reject samples are organized in labeled rice bags and stored in a secure area at Camp Gualcamayo. Bags are systematically organized to facilitate easy retrieval in the future for other analytical, metallurgical or environmental test work.

All preliminary data is e-mailed from the lab to the MASA San Juan office. Final assays are e-mailed and final assay certificates mailed to MASA San Juan and are filed in binders. Final assay results are e-mailed to corporate headquarters in Vancouver. The summary digital logs are incorporated into a database for map plotting and deposit modeling.

14 Data Verification

Following database compilation of the drill results, an assay report of all Y2006-2007 holes was manually checked against the original hard copy assay certificate by MASA personnel in the San Juan office. Comparison of check assays against originals and blank monitoring occurs immediately after assays are received from the commercial labs. Industry standard confidence levels for check vs. original and blank assay variability are secured before resource/reserve estimates or news releases containing drill hole assay data are released to the public.

Additional validation checks were performed when the data was imported to Surpac software for modeling. This included detection of overlapping intervals and any inconsistencies between survey and sample depths. Visual checks were also used to check for errors in downhole surveys.

14.1 Standards

Site specific standards have been used since December 2004 to monitor laboratory performance. A set of three standards were prepared from RC Drill duplicate material by Alex Stewart Laboratory and then subject to a round robin analysis to derive the statistics used for monitoring. The standards were submitted as blind pulps in the sample stream to the primary lab every 20th sample. The reference values were 620, 1280 and 2260 ppb gold. These were derived from the median based on testing at three labs.

A second set of standards was prepared in mid 2006 as the initial set was depleted. The mean and standard deviation values from the round robin testing at five labs are shown in the table below..

Table 14-1 Reference Standard Statistics

2004/06 Standards	Mean (ppb Au)	Std. Dev	2006/07 Standards	Mean (ppb Au)	Std. Dev
Std 167	504	24	Std 367	457	11
Std 213	1110	33	Std 360	1064	17
Std 196	2756	79	Std 245	2380	59
			Std 261	3361	59

Sample sequence charts for the initial set of site standards (Sep 2006-June 2007) show acceptable performance with virtually all samples within 2 standard deviations of the mean. The newer set of standards, exhibit a slight high bias for all standards. Figures 14-1 to 14-3 show the older set of standards on the left and the closest comparable new standards on the right. Figure 14-4 shows the new high standard added in June 2006.

Figure 14-1 Sample sequence charts - low standards

Figure 14-2 Sample sequence chart - medium standard

Figure 14-3 Sample sequence chart - high standard

Figure 14-4 Sample sequence chart – new high standard 261

Although the same 5 laboratories were used for the round robin standard testing, the newer group of standards tended to have smaller standard deviation values (Table 14-1). This means that although the spread of data points remained similar, the thresholds were reduced such that more samples fell outside of the 2 standard deviation boundary.

In the round robin tests for the new standards both Alex Stewart (ASA) and OMAC (part of the ALS group) tended to have lower average analyses for most standards. In hindsight, this is unusual in that the final ASA standard results show a consistent high bias. If only the results from the three independent Canadian laboratories (ACME, ALS and ASSAYERS) are used as a reference then the mean value is closer to that of Alex Stewart results but still averages slightly lower. Table 14-2 compares the standard means and standard deviations calculated by:

a)     Initial round robin results from ASA & OMAC

b)    Initial round robin results from ACME, ALS & ASSAYERS

c)     Mean of standard assays from 2006/07 drill program (ASA)

Table 14-2 Comparison of mean Au grades between standards

	ASA Group Results (ASA/ OMAC)		Independent Labs (ACME/ALS/ASSAYERS)		Standard Results from 2006/07 Drilling (ASA)
2006/07 Standards	Mean (ppb Au)	Std. Dev	Mean (ppb Au)	Std. Dev	Mean (ppb Au)	Std. Dev
Std 367	449	9	465	11	487	16
Std 360	1054	20	1067	17	1097	22
Std 245	2340	57	2417	59	2444	64
Std 261	3334	49	3380	59	3448	84

It is the author’s opinion that the original OMAC and ASA round robin results should not be used in determining thresholds for the new reference standards.

14.2   Blanks

As a check to monitor possible contamination, blank samples were inserted immediately following a suspected mineralized drill hole intercept as determined by the RC drill site geologist or core logger.

The blank material used since 2004 was derived from crushed dolomite/limestone from Minera Tea, a commercial quarry near San Juan. It has a high Mg content which gives a unique ICP signature.

There were a few instances of blank analyses carrying gold values above detection limit and in these cases reject samples were re-run. In all of these cases the ICP signatures of the material labeled as blanks showed that sample mislabeling was the cause.

14.3   Check Assays

For every 20th sample of each hole, duplicate rejects and pulps were sent to the check lab (ALS-Chemex). During routine sample preparation procedures, Alex Stewart was directed to prepare a second 250 gram coarse reject split and ship these splits directly to ALS-Chemex where new pulps were prepared and analyzed for gold. For pulp checks, Alex Stewart prepared a duplicate pulp and submitted it to ALS-Chemex. Duplicate reject and pulp checks were staggered to prevent re-duplication of check intervals.

Comparison of the data sets shows good correlation with no significant bias. There were a few instances of coarse gold from holes QD-403 and QD-405 drilled on the Magdalena deposit which resulted in large differences (Figures 14-5 and 6).

Figure  14-5 Comparison of ALS and ASA assays on pulps

Figure  14-6 Comparison of ALS and ASA assays on coarse rejects

All samples assaying in excess of 10 g/t were re-checked using fire assay with a gravimetric finish. Results were comparable to the initial fire assay (Figure 14-7).

Figure  14-7 Comparison of original fire assay with gravimetric re-check

14.4  Re-sampling Checks of Mincorp Core Drilling

In 2003, select re-sampling of core from the Mincorp drill programs at Amelia Inés and Magdalena was carried out. Exact re-sampling of intervals was not always possible because core had shifted during transportation from Anglo American’s Cerro Vanguardia property. There were also many narrow (0.5 metre) sample intervals with little material remaining and core run locations were poorly marked. In about half of the cases, composites were made where there was confidence in matching Mincorp’s sampled intervals. Mincorp used their own internal lab and no pulps are available. For the re-sampling, duplicate pulps were done on every 10th sample, and a blank or “MASA standard” was inserted randomly for 10% of the samples. The “MASA standards” were rig duplicates of drill cuttings from previous RC drilling. The primary lab used was ALS-Chemex and the check lab was Alex Stewart (Assayers) Argentina S.A.

A total of 380 sample intervals were collected from 38 drill holes. Most of the sampled holes were from the underground drilling program at Amelia Inés. The Magdalena deposit was represented by samples from three surface and one underground drill hole.

Figures 14-8 and 14-9 show scatterplots of two separate data sets. The first includes only the sample intervals which could be matched exactly to Mincorp’s samples. The second chart includes the composited samples averaged over longer intervals. A simple linear trend model indicates that the data is skewed towards higher values for the re-sampled checks. The higher values, particularly for lower grade intervals, may reflect a higher calibration of Mincorp’s analytical equipment towards higher grades vs. ALS-Chemex.

Figure  14-8 Scatter plot of direct re-samples and averaged intervals

Figure  14-9 Scatter plot of direct re-samples

From these results it is concluded that the analytical results from the Mincorp drilling program do not overstate the gold grades at the Amelia Inés and Magdalena deposits and that resource estimation based on this data will likely be conservative.

15  ADJACENT PROPERTIES

Not Applicable

16  MINERAL PROCESSING AND METALLURGICAL TESTING

16.1  QDD Upper Metallurgy

A comprehensive summary and discussion of the metallurgical testing on QDD Upper material is included in the 2007 Technical Report on the Gualcamayo Property by Wardrop Engineering (Wardrop 2007). Following is a summary of testwork performed:

•	December 1998, 16 bottle-roll leach tests conducted by Resource Development Inc. (RDI), Colorado. The results obtained indicated that the samples were amenable to cyanidation.
•

February 1999, 13 bottle-roll leach tests conducted by RDI, Colorado. The results obtained confirmed the previous test results and established the basis for the relationship between recovery and degree of oxidation.

•

May 1999, 140 bottle-roll leach tests conducted at the Brewery Creek laboratory, Yukon Territory. The results were used for the compilation of the database to establish relationships between recovery and lithology, degree of oxidation, head grade, and depth of origin of the sample as well as detailing the reagent consumption values.

•	May 1999, 20 bottle-roll leach tests conducted by RDI, Colorado. The results were used to establish a recovery versus particle size fraction relationship.
•	June 2000, 90 bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The test results were used to augment the overall database.
•

September 2000, two column leach tests and eight bottle-roll leach tests conducted at the Castle Mountain Mine laboratory, California. The results were used to establish column leach test data to be used for design purposes.

•

November 2005, six bucket-type leach tests conducted by RDI, Colorado. The results of these tests were used to simulate column test conditions using a lithologically composited sample. (The bucket test is a very simple test carried out on small samples, about 10 kg each, and leached with a solution at 1.0 g/L NaCN and pH 11.0 at about 70% solids for short periods of time, ± 20 days; the contents of the bucket are stirred periodically and a sample taken to determine recovery and kinetics. This test is a simple simulation of a column test).

•

November 2005, four bucket-type leach tests conducted by RDI, Colorado. The results of these tests were also used to simulate column test conditions using hand-picked rock samples from the QDD deposit.

•	January 2006, eight bottle-roll leach and CIP tests conducted by RDI, Colorado. The tests were conducted to investigate possible preg-robbing characteristics, (subsequently not found).
•	February 2006, 46 in-situ density and moisture content determinations performed by RDI, Colorado.
•

March 2006, two low energy Bond Impact and Abrasion tests performed by Phillips Enterprises LLC, Colorado on behalf of RDI, Colorado. The tests were conducted to determine the crushing power requirements and the abrasion index of the samples.

•

March 2006, 12 bottle-roll leach and CIP tests conducted by RDI, Colorado. The tests were performed to further investigate the apparent preg-robbing characteristics observed in previous testwork. Preg-robbing was not observed.

•

March 2006, ten column tests and corresponding bottle-roll tests conducted by the Universidad Nacional de San Juan (UNSJ), Argentina, under the supervision of RDI. The tests were conducted to obtain heap leach data for design and feasibility study purposes.

•

March 2006, six apparent specific gravity (in situ bulk density) determinations conducted by Process Research Associates, Vancouver, BC. These tests were conducted to confirm the results obtained by RDI for the previous bulk density determinations.

•

July 2006, summarized the results of the 10 column tests conducted by UNSJ RDI under the supervision of RDI and reported in March 2006 together with the results of a confirmatory column test conducted at the RDI facilities in Colorado.

•

October 2006, four column tests and related bottle-roll leach tests conducted by UNSJ, Argentina, under the supervision of Viceroy. The tests were conducted to obtain additional heap leach data for differing crush sizes.

•	October 2006, 31 bottle-roll leach and CIP tests conducted by RDI, Colorado.
•

End 2006 and early 2007, additional cyanide leach bottle-roll tests conducted at UNSJ. These tests were conducted on newly drilled core material and performed in order to characterize the QDD deposit more fully. The results were found to be consistent with previous RDI test results and were included in the database and in the analysis of the overall test results.

The main conclusions reached from the mineralogical evaluation and the metallurgical testwork results for QDD were the following:

•

The gold observed during mineralogical studies in the samples submitted for analysis was all very fine-grained particles. The maximum grain size observed was about 10 µm with the majority of grains being less than approximately 2 µm.

•

The report of the first set of column tests had indicated that a leaching period of about 400 days would be required to attain the highest recovery. This is clearly impractical, and has not been confirmed by the subsequent column leach testwork results, which indicated that the gold is rapidly leached and that the leaching time for -25 mm material would be about 60 days. The column tests indicated that the bulk of the leaching had been completed by about 25 days.

•	There was no evidence of preg-robbing occurring despite the widespread presence of graphitic carbonaceous material.
•	An overall gold extraction of 80% of the gold for a crushing size of -25 mm is attainable based on the ore proportions as given in the updated mining plan.

16.2 QDD Lower Metallurgy

Metallurgical testwork of the QDD Lower Zone to date is limited to bottle roll testing. However, the style of mineralization is believed to be similar to that of the upper QDD deposit. A metallurgical testwork program for the QDD Lower is planned to be completed during the first half of 2008.

16.3 AIM Metallurgy

The gold-bearing mineralized zones for the Amelia Inés and Magdalena deposit is primarily sulphide-bearing skarn, breccia and marble deposits containing minor copper, zinc and molybdenum with late stage gold-arsenic mineralization. The skarn contains minor chalcopyrite, sphalerite, galena, pyrrhotite, and pyrite that preceded the introduction of the gold-arsenic mineralization (AMEC, 2005). The gold mineralization extends beyond the skarn into the surrounding marbles.

Historical metallurgical testwork performed prior to May 2007 is described in the 2007 Technical Report on the Gualcamayo Property by Wardrop Engineering (Wardrop 2007), and summarized in section 16.3.1 of this report.

16.3.1 Historical Metallurgical Testwork Review

In 1985 and 1986 Anglo American selected samples from underground workings in the Amelia deposits. These were generally relatively high-grade samples, in the range of 14 g/t to 42 g/t Au, and sent to Anglo American Research Laboratories (AARL) for testing. The mineralogy of the first samples were weathered samples with a gold head grade of 40 and 30 g/t Au. The main sulphide minerals were pyrite and marcasite, with the major gangue minerals being quartz, gypsum and dolomite. The gold was found to be present as free gold grains, in small amounts, less than 20 µm (generally 5 µm) in size, and these gold grains were found to be mainly enclosed and/or associated with pyrite.

A second Amelia Inés sample tested by AARL consisted of two different ore types and was submitted for mineralogical evaluation. These samples were found to be mineralogically different from those of the first investigation, and different metallurgical responses were predicted and obtained.

The testwork determined the following:

•

The gold from the first sample could be extracted with a grind size of between 60% and 70% passing 74 microns with a 16-hour leaching period. Silver recovery was minimal at 14%. Cyanide consumption was approximately 0.44 kg/t NaCN.

•	The gold extraction from the second sample varied between 38% and 90% for the same grind size and time frame. Silver extraction averaged 52%. Cyanide consumption ranged between 6.2 and 6.6 kg/t NaCN
•	Very fine grinding for the second sample resulted in gold extractions of 90% with 0.42 kg/t NaCN in a 48 hr leach cycle. The silver values were not established, nor was the grind size of the product.
•	Neither gravity nor flotation testwork were successful.

The conclusions that can be drawn from the Anglo-American test results were the following:

•

Even though it was unclear whether the samples submitted were representative of typical ore material from the Amelia Inés deposit, it is apparent that the complex mineralogy and fine particle grain size of the gold will adversely affect the cyanidation extraction of the gold from this material.

•

Fine grinding of some of the Amelia Inés material (P80 = 74 µm, or finer) can give acceptable gold recoveries (> 85%) under standard cyanide leach conditions. However, the actual gold recoveries recorded ranged between 38% and 90% highlighting the variable nature of the ore.

•	The cyanide consumption values obtained during the cyanide leach tests were highly variable and ranged from 0.42 kg/t to 6.6 kg/t.
•	Gravity concentration and flotation test results were not encouraging.

The following testwork was performed between late 2005 and early 2007:

•	November 2005, RDI, Colorado. Bottle-roll tests (21 tests in total) conducted on 14 skarn samples, to determine the gold recovery from different areas of the deposit.
•	February 2006, RDI, Colorado. In-situ bulk density and moisture content determinations performed on 18 samples.
•	March 2006. Low-energy Bond Impact and Abrasion tests performed by Phillips Enterprises LLC, on behalf of RDI.
•	End 2006 and early 2007, additional cyanide leach bottle-roll tests conducted at UNSJ.

RDI conducted bottle-roll cyanidation tests on skarn samples from the Amelia Inés deposit (RDI, 2005c). Three sets of bottle-roll cyanide leach tests were performed. In the first set of tests, samples from each of the 14 skarn samples were leached in the ‘as-received’, relatively coarse, condition. The P80 particle size of these tests varied from 0.9 mm to 4.2 mm. In the second set of bottle-roll tests, six samples were milled to a particle size P80 of between 74 µm and 105 µm and subsequently leached. The third set of leach results was a comparison between the extraction results for a specific sample including the results from a CIL test.

The tests were standard bottle roll tests and used 1 kg samples consisting of 40% solids, a leach duration of 72 hours with intermittent sampling (48 hours for the milled set of tests), a solution pH of 11.0, and a cyanide concentration of 2.0 g/L NaCN.

The first set of bottle-roll tests indicated a range of extraction values from a low of 27% to a high value of 90% gold extraction. Error! Reference source not found. details the results and lists the estimated degree of oxidation, a comparison of the head assay values with the re-calculated head assay values, and the reagent consumption values. The recovery figures versus the degree of oxidation are shown graphically in Figure 16-1.

The second set of results for samples milled to a particle size of 100% passing 74 µm indicated a range of gold extraction values from 26% to 86%. Table 16-2 and and Figure 16-2 show the results obtained from this set of tests along with the other pertinent test data.

Table 16-1 Results of Bottle-Roll Leach Tests – ‘As-Received’ Skarn Samples

	P80 Particle Size	%	Assay (g/t Au)		Reagent Consumption		Degree of
Sample No.	(mm)	Extraction	Head	Re-Calc.	NaCN (kg/t)	Lime (kg/t)	Oxidation (%)
133	3.530	69.1	1.92	1.78	1.58	4.14	100
134	3.156	60.6	1.00	1.04	0.48	1.27	77
135	2.709	28.7	1.23	1.25	0.71	1.42	0
136	3.478	76.8	3.13	2.98	0.35	2.21	78
137	2.485	27.1	15.13	13.62	1.95	7.87	32
138	3.201	74.2	8.16	9.32	0.54	3.86	98
139	3.077	81.4	3.74	3.33	1.74	10.06	14
140	2.180	74.2	1.03	1.18	2.51	5.11	50
141	3.314	69.6	3.60	3.85	1.67	10.91	48
142	4.184	90.0	3.33	2.69	0.52	2.14	84
143	1.566	82.8	5.04	4.77	6.71	81.78	97
144	1.739	48.9	13.28	12.75	8.25	115.53	40
145	1.155	51.3	1.17	1.13	0.61	11.99	88
146	0.911	66.1	3.30	3.45	0.92	5.76	55

Table 16-2 Results of Bottle-Roll Leach Tests – Milled Skarn Samples

	P80 Particle Size	%	Assay (g/t Au)		Reagent Consumption		Degree of
Sample No.	(µm)	Extraction	Head	Re-Calc.	NaCN (kg/t)	Lime (kg/t)	Oxidation (%)
135	100% < 74	47.0	1.23	1.30	0.64	1.04	0
137	100% < 74	25.8	15.13	13.02	5.94	1.79	32
138	100% < 74	80.7	8.16	9.60	1.88	1.09	98
143	100% < 74	86.3	5.04	5.75	6.01	4.15	97
144	100% < 74	59.7	13.28	14.14	7.41	14.99	40
146	100% < 74	86.0	3.30	3.93	2.64	0.59	55

Figure 16-1 Effect of Degree of Oxidation – ‘As-Received’ Skarn Samples

Figure 16-2 Effect of Degree of Oxidation – Milled Skarn Samples

The results obtained from the RDI tests are summarised as follows:

•                  A comparison of the two sets of leach tests shows a similar gold extraction versus oxidation relationship. The results also indicate that the extraction of gold improves with a finer grind, by up to 20%, although some samples show less sensitivity to particle size.    Sample No. 137 surprisingly recorded a slightly reduced gold extraction for the milled (finer grind) test.

•                  Figures 16-1 and 16-2 indicate similar trends and values and have relatively low correlation coefficients of 31% and 45% respectively for the as-received and milled samples. The relationship between the extraction of gold and the degree of oxidation is therefore not precise.

•                  The metallurgical balance, i.e., the calculated deviation from the head assay value, is generally acceptable for these tests with the majority of tests having a deviation of less than 10%.

•                  The reagent consumption values indicate anomalies. Two of the individual tests have extremely high lime consumption values of up to 116 kg/t and this was noted as arising from the presence of secondary oxidation products present in the sample. The cyanide consumption values of these samples were very high at about 7 kg/t, likely due to the presence of secondary minerals. The other samples all indicate a cyanide consumption value of less than 2.5 kg/t. A comparison of the reagent consumption values of the as-received and milled tests had similar cyanide consumption values for some samples.

The third set of leach test results utilized Sample No. 137 in the (a) as-received condition, (b) milled to -74 µm, and (c) milled to -74 µm with leaching and CIL test conditions. Table 16-3 shows the results of these three tests.

Table 16-3 Comparison of Leach Test Results – Skarn Sample No. 137

	P80 Particle		Assay (g/t Au)		Reagent Consumption		Degree of
	Size	%			NaCN	Lime	Oxidation
Test Type	(µm)	Extraction	Head	Re-Calc.	(kg/t)	(kg/t)	(%)
As-Received	2.485	27.1	15.13	13.62	1.95	7.87	32
Milled	100% < 74	25.8	15.13	13.02	5.94	1.79	32
Milled/CIL	100% < 74	30.3	15.13	13.87	4.45	1.24	32

The gold extraction values obtained for these three tests are very similar ranging between 26% and 30%. The reagent consumption values for both lime and cyanide are high and difficult to explain. The calculated gold assay values show a consistently lower head grade value. The gold extraction value from the CIL tests was only slightly better than the other tests (by a maximum of 4.5%).

The density values for the skarn samples ranged widely from 2.22 g/cm3 to 3.71 g/cm3 with an average of 3.11 g/cm3. The moisture values of the core samples ranged between 0.02% and 8.08% with an average value of 1.32%. The higher moisture values generally coincided with the lower density values.

A confirmatory density determination performed by PRA on one of the samples resulted in virtually identical values being obtained, namely 3.58 g/cm3 by RDI and 3.59 g/cm3 by PRA.

This work led to the following conclusions:

•             The gold extraction improves with increasing fineness of grind, although the extent varies for different samples.

•             The gold extraction improves with increasing degree of oxidation of the samples tested.

•             Based on previous testwork on the Gualcamayo Project, the 10 mesh bottle roll tests are a preliminary indication of the heap extraction. Additional testwork would be required to confirm the extraction rate for a Feasibility Study.

•             The cyanide and lime consumption values varied greatly for the samples tested. This is expected to increase with increasing fineness of grind. It also appears dependent on the degree of oxidation of the material.

•             No preg-robbing was observed for any of the samples tested by RDI.

•             Secondary oxidation products and minerals were present in some of the skarn samples. These impact the consumption of lime and increase the consumption of cyanide.

Further bottle roll tests were carried out at the UNSJ at end-2006 / early-2007 in order to build up a data base of recovery values and to support the assumptions made for the Scoping Study.

The first were Magdalena samples at a crush size of –10# and a leach time of 48 hours, except tests 1 – 4 which were leached for 72 hours. The results of these tests are shown in Table 16-4.

Table 16-4 Results of bottle roll tests carried out on Magdalena samples in UNSJ, end- 2006/early-2007

						Reagent consumption
	Sample		Degree of	Head grade	Gold	NaCN	Lime
Test N°	Code	Lithology	oxidation,%	, g/t Au	Extraction,%	g/t	g/t
1	07QD-384-072/3	MXB	5	13.80	13.3	344	1,000
2	07QD-384-091/093-4	WM/MXB	90	5.90	85.2	293	1,100
3	07QD-374-105-6	WM	75	1.25	86.4	700	3,300
4	07QD-384-115/117	BS	20	14.40	93.3	3,766	22,100
5	BR04-64	LS	100	0.73	32.3	450	400
6	BR04-130	D	30	1.10	58.6	237	600
7	BR04-131	D	50	4.12	72.8	2,050	750
8	06BR-473	D	80	1.15	92.7	103	1,340
9	BR04-132	WM	99		85.9	350	5,000
10	06BR-307-60	GM	100	1.28	49.7	240	1,000
11	06BR-309-48	WM/GM	100	1.28	75.1	160	5,500
12	06BR-313-62	WM/GM/SM	0	3.30	50.1	3,626	58,130
13	06BR-358-50	SK/BS	50	2.02	76.9	3,337	53,650
14	06BR-459	WM	95	0.52	78.7	102	840
15	06BR-460	WM	80	2.35	45.3	137	940
16	06BR-464	SK/BS	10	12.27	50.6	578	5,440
17	06BR-465	BM	100	0.60	74.9	391	1,240
18	06BR-467	GM	100	0.70	84.6	99	1,040
19	06BR-469	GM/WM	99	2.10	91.5	188	1,040
20	06BR-471	wm	99	1.89	93.1	292	1,340
21	06BR-475	SK/BS	5	12.32	78.8	1,747	18,240
22	06BR-476	WM	100	0.90	91.1	115	1,040
23	06BR-478	WM/MXB	90	7.10	81.3	293	1,100
24	06BR-479	WM	50	1.70	84.5	700	3,300
25	06BR-310-61	SKB/WM	50	9.12	16.9	3,315	11,010
26	06BR-461	MB	5	3.64	32.9	642	2,040
27	06BR-462	SKB	60	7.45	51.3	549	1,940
28	06BR-463	SKB	8	2.32	45.3	792	4,740
29	06BR-466	MB	100	4.00	89.7	177	1,340
30	06BR-468	SKB/BS	30	3.07	87.8	851	3,840
31	06BR-470	SKB	10	3.87	67.6	1,559	7,440
32	06BR-472	MB	10	4.14	74.6	846	3,340
33	06BR-474	LSB	93	3.87	77.3	211	1,440
34	06BR-477	MB	5	13.16	13.0	344	1,000

Average					67.2	870	6,693

The second set of bottle roll tests were carried out on both Magdalena and Amelia Ines samples at -10# for a period of 72 hours. The results of these tests are presented in Tables 16-5 and 16-6.

Table 16-5 Results of bottle roll tests carried out on Magdalena samples in UNSJ in early-2007

						Reagent consumption
Test N°	Sample Code	Lithology	Degree of oxidation,%	Head grade , g/t Au	Gold extraction,%	NaCN g/t	Lime g/t
2	Composite A	SKB/D/IB	44	3.06	68.9	851	1,950
4	Composite B	BS	3	4.20	50.8	1,798	2,650
6	07BR-400-5	WM/GM/MB	100	6.26	26.9	1,500	2,750
18	07BR-400-2	WM/MB	100	1.65	86.1	103	500
20	07BR-400-6	MB	100	47.15	51.9	1,887	2,881
24	07QD-400-050	FB	10	7.29	30.5	1,877	2,750
27	Composite F	WB/GM	100	13.58	71.9	1,965	3,850
28	07BR-411-1	SKB/D/IB	95	0.79	86.0	1,081	1,350

Average					59.1	1,383	2,335

Table 16-6 Results of bottle roll tests carried out on Amelia Ines samples in UNSJ in early-2007

						Reagent consumption
Test N°	Sample Code	Lithology	Degree of oxidation,%	Head grade , g/t Au	Gold extraction,%	NaCN g/t	Lime g/t
	06BR-456	BM/D	70	1.17	88.5	212	1,040
	06BR-457	IB	70	3.27	71.7	505	4,140
	06BR-458	WM/MB	70	0.90	77.2	157	1,040
8	07BR-415-2	MB	1	1.03	71.9	573	1,250
10	07BR-415-3	MB	1	1.50	87.4	311	1,150
12	07BR-412-7	SKB	92	1.79	82.7	347	1,450
14	07BR-415-4	MB	20	3.20	70.2	272	611
16	Composite E	MB	90	1.83	85.9	216	750
22	07BR-412-5	SK	92	4.97	85.5	2,156	3,833
25	Composite C	SK	20	4.13	57.4	414	1,050
26	Composite D	WM/GM	97	1.25	60.9	311	950
29	Composite G	SK	74	4.28	46.2	1,781	2,850
30	07BR-412-6	SKB	92	6.82	68.0	665	1,350
31	07BR-414-4	SK/SKB	92	1.06	84.0	271	750

Average					74.1	585	1,587

Codes for lithology:

•      SK skarn

•      MB marble breccia

•      WM white marble

•      SKB skarn breccia

•      BS black sulphides

•      IB intrusive breccia

•      D dolomite

•      BM banded marble

•      MXB mixed breccia

There is no correlation between head grades and recoveries for any of the data in Tables16- 4, 16-5 and 16-6. There is a wide range of head grades, recoveries, degrees of oxidations and reagent consumptions.

Thus, it was decided to smooth all of the results in Tables 16-4 to 16-6 by allocating the gold extractions into the following ranges of percent oxidation: 0 - 20, 21 – 50, 51 – 80 and 81 – 100. The extractions were then averaged for each range of oxidation, as was the degree of oxidation within each range. The results of this smoothed data may be seen in Table 16-7 and graphically in Figure 16-3:

Table 16-7 Gold extractions for Magdalena and Amelia Ines samples at -10 mesh

Average degree of oxidation,%	Average gold extraction at -10#, %
7	54.3
32	60.0
65	70.1
96	75.5

Figure 16-3 Gold extractions for AIM samples at -10 mesh versus degree of oxidation

It should be noted that the degree of oxidation is very much a subjective matter, being determined visually by the geologist during core logging. Oxidation levels at AIM have recently been reassessed. However metallurgical analysis considered within this report is based on the historical oxidation logging. Correlation of oxidation levels will be reassessed as part of the next phase of study.

The conclusions that may be drawn from this bottle roll testwork at end-2006/early-2007 are as follows:

•                       There is a high degree of variability for the samples within the AIM orebodies

•                       The gold extraction generally improves with higher oxidation. There are some notable exceptions to this and this is the reason a smoothing technique was used to lessen the effect of these seemingly anomalous results.

•                       The results of the -10 mesh bottle roll tests may be used as an indication of the heap extraction after correlating with column testwork.

•                       There were some high reagent consumptions and this is almost certainly due to the presence of sulphides.

16.4 Recent Testwork

In order to improve understanding and better estimate field recoveries, additional testwork was completed in the second half of 2007. The testwork included two column test programs and bottle roll testwork, as described below.

16.4.1 Column Tests – August 2007

Six column tests were carried out on Magdalena ores and completed in August 2007. The results of these column tests are provided in Table 16-8.

Table 16-8 Column results for Magdalena samples

Column		Crush size,	Degree of	Head grade	Gold	Reagent consumption
number	Lithology	100% passing	oxidation,%	g/t Au	recovery,%	NaCN	Lime
						kg/t	kg/t
15	General composite	1”	71	3.13	48.6	0.8	6.4
16	General composite	3/4”	71	3.23	48.9	0.9	6.8
17	General composite	1/2”	71	3.30	51.6	0.9	7.3
18	95% white marble	1”	90	1.53	60.7	0.6	1.4
19	Mixed breccia	1”	90	13.60	32.5	1.1	2.3
20	Black sulphides	1”	20	13.30	48.8	7.0	21.4

The general composite was made up of the lithologies shown in Table 16-9.

Table 16-9 Lithologies of the general composite for the Magdalena column tests

Lithology	% of makeup	Degree of oxidation,%
White marble	14.8	90
Mixed breccia	23.9	93
Marble breccia	3.5	93
Skarn breccia	3.0	90
Black sulphides	3.5	20
Grey marble	13.3	50
Hornblende	6.0	50
Skarn breccia	31.8	60
Overall	99.8	71

For the general composite there is a slight improvement in recovery with a finer crush size, an additional 3% for —1/2” material as compared to the –1” material.

Apart from column 20, the kinetics of the columns was quite fast — gold extraction was essentially complete after 30 days and finally complete after 40 days. Column 20 with black sulphides took 120 days to complete extraction, (black sulphides are a relatively minor component of the deposit).

16.4.2 Bottle Roll Tests

In September 2007, fifty three (53) coarse reject samples were selected from the existing set of samples left over from the geological work and sent to UNSJ. These samples covered a wide area of both orebodies with good spatial distribution.

The bottle roll tests were carried out on 500 gram samples (due to sample weight limitation) at a crush size of 10 mesh and a grind size of 200 mesh for all the samples; six samples were selected for testing at a grind size of 325 mesh. The tests were carried out at a cyanide concentration of 1.0 g/L NaCN. A summary of the tests is shown in Table 16-10:

Table 16-10 Results of bottle roll tests carried out in UNSJ in October 2007

Sample			Degree of	Gold extraction after 72 hours
code	Area	Lithology	oxidation,	-10 mesh	-200 mesh	-325 mesh
			%	(%)	(%)	(%)
102401	M	SK	70	51.0	72.2
102409	QAI	SK	7	77.8	85.2
102404	M	MB	7	66.9	73.3	74.4
102406	M	MB/WM	80	82.7	90.1
102407	M	MB/WM	20	78.9	86.2
102408	M	MB	15	33.9	41.0
102410	QAI	WM	92	48.5	51.6
07BR-411-2	M	SK	20	69.5	74.5
07BR-411-3	M	MB	13	41.5	47.0

Sample			Degree of	Gold extraction after 72 hours
code	Area	Lithology	oxidation,	-10 mesh	-200 mesh	-325 mesh
			%	(%)	(%)	(%)
07BR-411-4	M	MB	13	43.7	48.1
07BR-414-1	QAI	SKB/SK	97	93.1	94.7
07BR-414-2	QAI	WM	90	74.0	94.3
07BR-414-4	QAI	WM	60	76.0	84.2
07BR-414-5	QAI	SK	40	66.8	67.8
07BR-403-1	M	SK/BS	7	72.6	74.3
07BR-403-2	M	SKB	7	55.0	70.1
07BR-403-3	M	SK	7	71.7	78.3
07BR-410-1	M	WM/MB	80	77.4	84.0
07BR-410-2	M	WM/MB	20	78.0	83.1
07BR-410-3	M	SKB	6	60.4	70.9
07BR-410-4	M	SK/BS	6	64.5	71.5
07BR-410-5	M	SKB/BS	30	47.3	47.8
Compósito A	M	IB/SKB/D	44	68.9	71.8	82.8
Compósito B	M	BS	3	50.8	56.2	61.2
06BR-352	M	SKB	10	26.1	31.5
06BR-353	AI	BM/D	70	73.1	86.2
06BR-364-1	M	SKB	90	60.9	74.4
06BR-365-1	M	SK/BS	40	54.6	59.3
06BR-365-2	M	MB	90	81.7	92.3
06BR-368	M	SKB/BS	30	85.9	86.1	86.5
06BR-369	M	SKB	90	93.1	94.9
06BR-369-1	M	MB	32	65.5	72.4
07BR-389-1	AI	MB	7	33.2	35.6
07BR-389-2	AI	MB	100	61.3	66.2
07BR-397	AI	SK/BS	5	76.6	84.2
07BR-400-1	M	MB	100	86.4	96.0
07BR-400-2	M	MB	100	82.7	87.1
07BR-400-3	M	SK/BS	6	61.5	66.2	70.8
07BR-401	AI	MB	100	87.8	95.2
07BR-405	M	SK/BS	78	88.1	94.9
07BR-406	AI	WM	100	90.2	91.7
07BR-408	M	MB	95	88.7	90.5
07BR-412	AI	MB	98	76.9	79.7
07BR-413	M	SK/BS	90	62.9	93.9
07BR-414-6	AI	MB/WM	95	90.4	97.9
07BR-421	AI	WM	92	93.9	96.2
07BR-438	AI	MXB/BS	25	51.2	63.8	65.9
07BR-419	AI	MB	93	87.2	91.4
07BR-425-1	M	SKB	90	68.4	75.9
07BR-425-2	M	MB	7	33.0	39.5
07BR-425-3	M	SK/BS	7	43.5	48.4
07BR-427	M	SKB	10	50.4	91.4
07BR-435	M	BS	0	34.0	35.8
Average				66.8	74.3	73.6
Average for
-325# samples				63.3	69.6	73.6

Codes for lithology:

•       SK skarn

•       MB marble breccia

•       WM white marble

•       SKB skarn breccia

•       BS black sulphides

•       IB intrusive breccia

•       D dolomite

•       BM banded marble

•       MXB mixed breccia

There is a diverse range of results. There is no correlation between recovery and gold head grade. This is similar as the tests carried out in 2006/7.

As before, these results have been smoothed by allocating the gold extractions into the following ranges of percent oxidation: 0 - 20, 21 – 50, 51 – 80 and 81 – 100. The extractions were then averaged for each range of oxidation, both for 10 mesh and for 200 mesh. The results of this data may be seen in Table 16-11 and graphically in Figure 16-4:

Table 16-11 Gold extractions for 10 mesh and 200 mesh versus degree of oxidation

Average degree of oxidation,%	Gold extraction at -200#, %	Average degree of oxidation,%	Gold extraction at -10#, %
8.2	61.2	8.2	53.3
31.3	70.9	31.3	66.3
70.0	83.2	70.0	70.7
93.0	87.1	93.0	79.7

Figure 16-4 Gold extractions for 10 mesh and 200 mesh versus degree of oxidation

Figure 16-5 Gold extractions at 10 mesh versus degree of oxidation

The latest results at 10 mesh have also been compared to the data presented in Table 16-1 and Figure 16-1, as follows, in Table 16-12 and Figure 16-6:

Table 16-12 Gold extractions at 10 mesh versus degree of oxidation

Recent AIM samples at -10#		RDI tests in 1995
Degree of oxidation,%	Gold extraction, %	Degree of oxidation,%	Gold extraction, %

8.2	53.3	7	55.1

31.3	66.3	43	55.0

70.0	70.7	70	67.8

93.0	79.7	93	73.5

Figure 16-6 Gold extractions at 10 mesh versus degree of oxidation

The degree of oxidation impacts the recovery. The presence of black sulphides appears to have more of an influence on the reagent consumptions than the recovery. Many of the samples reported as having black sulphides present have moderate to high recoveries, while some have lower recoveries.

Reagent consumptions vary considerably. These are shown in Table 16-13

Table 16-13 Reagent consumptions for bottle roll tests carried out at UNSJ in October 2007

Sample	Cyanide consumption after 72 hours			Lime consumption after 72 hours
Code	-10 mesh	-200 mesh	-325 mesh	-10 mesh	-200 mesh	-325 mesh
	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
102401	1027	1251		614	614
102409	4407	4691		5514	5714
102404	2362	3559	4469	2714	2814	2871
102406	331	1263		714	714
102407	951	1465		1114	1114
102408	469	1615		714	714
102410	274	1132		714	754
07BR-411-2	1323	2268		954	954
07BR-411-3	920	1327		714	714
07BR-411-4	761	1337		714	714
07BR-414-1	5070	7286		1314	1314
07BR-414-2	473	1341		714	714
07BR-414-4	287	554		514	714
07BR-414-5	2287	2513		2914	3314
07BR-403-1	3368	3540		2914	3114
07BR-403-2	1832	2925		1514	1714
07BR-403-3	2791	2824		2314	2514
07BR-410-1	443	620		714	914
07BR-410-2	1280	1329		914	914
07BR-410-3	3273	3807		1714	1714
07BR-410-4	2248	3289		1714	2114
07BR-410-5	1813	2463		1714	1914
Compósito A	850	2232	2307	2000	2314	2488
Compósito B	1800	2880	2958	2700	2914	2914
06BR-352	1639	2088		1414	1714
06BR-353	2219	5350		1914	2314
06BR-364-1	1580	2566		914	1714
06BR-365-1	2527	2931		1714	1714
06BR-365-2	487	1039		614	714
06BR-368	1782	1888	2415	2114	2914	3278
06BR-369	1829	2706		814	1114
06BR-369-1	1628	1767		1314	1314
07BR-389-1	763	1493		1314	1314
07BR-389-2	1746	1888		614	714
07BR-397	3188	3743		1714	1914
07BR-400-1	485	1002		514	714
07BR-400-2	2440	2530		1114	1114
07BR-400-3	2481	2717	3147	2714	3114	3416
07BR-401	1237	1548		814	914
07BR-405	8063	8242		28724	31914
07BR-406	514	694		514	514
07BR-408	2482	2624		1714	1914
07BR-412	1861	2056		714	714
07BR-413	5953	6316		16424	16514
07BR-414-6	3389	4126		2654	2954
07BR-421	1160	1248		914	1114
07BR-438	900	1018	1359	914	1254	1994
07BR-419	785	1010		614	714

	Cyanide consumption after 72 hours			Lime consumption after 72 hours
Sample Code	-10 mesh	-200 mesh	-325 mesh	-10 mesh	-200 mesh	-325 mesh
	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)
07BR-425-1	876	982		514	714
07BR-425-2	1062	1259		714	914
07BR-425-3	3652	4068		1314	1714
07BR-427	3811	5871		5114	6024
07BR-435	5078	6323		6654	8552
Average	2005	2615	2776	2363	2639	2827
Average for
-325# samples	1696	2382	2776	2193	2554	2827

In virtually every case where the reagent consumption is very high, i.e.samples 07BR-405 and 07BR-413, there are significant black sulphides present. Black sulphides are pervasive throughout the mineralized zones, generally in relatively small quantities but locally may comprise breccia matrix material or significant pods. This is probably the reason for the generally high reagent consumption on average for the samples.

Gold extraction kinetics were generally rapid, with the bulk of the gold being extracted in 12 hours (or less) in many instances. Typical extraction curves are shown for samples 06BR-353 and 07BR-414-1 in Figures 16-7 and 16-8:

Figure 16-7 Extraction kinetics for sample 06BR-353 at 200 mesh

Figure 16-8 Extraction kinetics for sample 07BR-414-1 at 200 mesh

16.4.3 Column tests – December 2007

A second set of column tests was completed in December 2007 at the UNSJ, consisting of 9 columns.

The pH of the columns was allowed to stabilize for a period of 10 days, after which the columns were irrigated with a leach solution of 0.5 g/L NaCN at an irrigation rate of 12 m3/h/m2.

The final results for the columns are shown in Table 16-14. The kinetics were generally rapid, as shown in Figure 16-10.

Table 16-14 Column results for 9 Magdalena and Amelia Ines columns

Column	Area and sample		Crush size	Oxidation	Head grade	Gold	Reagent Consumption (kg/t)
number	code	Lithology	P100 (inches)%		g/t Au	recovery,%	NaCN	Lime
1	AI A1	MB/WM/GM/D	1	96	2.33	60	0.22	3.8
2	AI A2	MB/WM/GM/D	1/2	96	2.33	62	0.26	5.3
3	AI B	MB/WM/BM/IB	1	58	1.53	58	0.19	3.9
4	AI C1	SK/BS	1	5	4.59	45	1.09	9.5
5	AI C2	MB	1	10	2.86	36	0.37	3.8
6	M D	MB/GM	1	100	2.63	73	0.18	2.7
7	M E	WM/MB/SK/BS	1	64	2.43	64	0.74	16.0
8	M F	SK/BS	1	8	2.43	53	0.68	8.2
9	M I	SKB	1	15	9.25	32	0.77	6.6

Codes for lithology:

•        SK skarn

•        MB marble breccia

•        WM white marble

•        SKB skarn breccia

•        BS black sulphides

•        IB intrusive breccia

•        D dolomite

•        BM banded marble

•        GM grey marble

Figure 16-9 Column results for AIM columns

The trend of recovery with degree of oxidation, shown in Figure 16-9, is similar to the data presented for the bottle roll tests. However, the slope of the curve (straight line) is slightly steeper than the bottle roll data.

Figure 16-10 Kinetic curves for recent AIM columns

Conclusions from the recent column and bottle roll testwork include the following:

•      Assuming a 1” ore crush size, a heap leach recovery of approximately 52% is anticipated for AIM ore.

•      Recovery by CIL leaching of AIM ore ground to 200 mesh is expected to be approximately 80%.

•      The AIM ore is mineralogically more complex than the QDD ores, and will require higher dosage rates of lime and cyanide. Reagent dosage for heap leaching of AIM ore is estimated to be 0.6 kg/t NaCN and 3.7 kg/t lime.

•      Reagent addition to AIM ore will require careful management to ensure acceptable pH control.

17 MINERAL RESOURCE ESTIMATES

17.1 QDD Lower Zone

17.1.1 Exploratory Data Analysis

Resource modeling for the QDD Lower West Zone utilized analytical data from core and underground channel samples. All of the sampling and drilling was carried out by MASA between 2005 and the end of 2007. All of the sample data used for direct grade estimation in the model was from core holes.

Statistical analysis of gold content vs. core recovery shows no evidence of grade bias with recovery. Gold grade statistics were generated for all the core holes used for grade estimation using 10% core recovery bins as shown (Table 17-1). No significant trend was noted for the coefficient of variation (CV).

Table 17-1 Core recovery statistics

Core Recovery Range (%)	Incremental metres	Cumulative metres	% of Total	Mean Au g/t	Median Au g/t	Max Au g/t	Std.Dev.	CV
90-100	1622.14	3990.45	28%	0.65	0.06	8.59	1.24	1.92
81-90	922.32	2368.31	17%	0.52	0.05	13.70	1.30	2.50
71-80	547.63	1446.00	10%	0.55	0.08	8.61	1.17	2.13
61-70	310.31	898.36	8%	0.44	0.04	9.21	1.02	2.32
51-60	203.00	588.05	6%	0.57	0.04	15.30	1.46	2.55
41-50	129.85	385.05	4%	0.49	0.08	5.45	0.98	1.98
31-40	92.86	255.20	3%	0.46	0.04	6.98	1.08	2.37
21-30	72.90	162.34	3%	0.37	0.02	3.26	0.69	1.86
11-20	52.95	89.44	2%	0.94	0.42	4.28	1.23	1.30
0-10	36.49	36.49	2%	0.49	0.03	4.35	1.18	2.41
Total	3990.45		100%	0.56	0.05	15.30	1.22	2.17

Grade and geologic information from 52 drill holes was used to develop the resource model for the QDD Lower West Zone along with geology and channel sample data from the exploration decline. Composited intervals from 16 core holes were used for direct block grade estimation within the zone.

The various data sets were initially stored in Excel worksheets and were imported into Leapfrog© and Surpac Vision© software for modeling, compositing and block model estimation. A relational Microsoft Access database for the entire Gualcamayo Project is currently being maintained on site.

The basic descriptive statistics for intercepts within the mineralized zone by primary lithology is shown in Table 17-2. These are unadjusted raw sample data which have not been declustered. The frequency distribution (Figure 17-1) approaches log normal distribution and exhibits no evident bimodal character.

Table 17-2 Descriptive statistics of sample data within zone

	Breccia	Marble	All
Count	381	172	576
Minimum	0.02	0.04	0.020
Maximum	22.8	8.44	22.800
Mean	3.031	1.984	2.672
Median	2.35	1.595	1.970
Variance	6.614	2.182	5.313
StDev	2.572	1.477	2.305
CV	0.849	0.744	0.863
Skewness	2.791	1.897	2.976
Kurtosis	15.742	7.364	18.118

Figure 17-1 Frequency Distribution of Raw Assays

Although the global average gold grade is significantly higher in the breccia units, examination of grade distribution across marble/breccia contacts within the mineralized zone shows no consistent change. Therefore, at this stage, it was decided to treat the assays as a single population within the zone. As more drill information becomes available this aspect should be reviewed.

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. A decile analyses was performed on the raw gold assays within the zone constraint. As a general rule, the cutting of high grades is warranted if:

•      the last decile (upper 10% of samples) contains more than 40% of the metal; or

•      the last decile contains more than 2.3 times the metal of the previous decile; or

•      the last centile (upper 1%) contains more than 10% of the metal; or

•      the last centile contains more than 1.75 times the next highest centile.

As shown in Figure 17-2, none of these criteria apply to the current data set and it is concluded that grade capping and restriction of higher grades is not warranted. The maximum gold value in any one assay interval was 22.8 g/t gold and this interval was bracketed by several intervals exceeding 6 g/t including one interval grading 15 g/t gold.

Figure 17-2 Decile Analysis – QDD Lower Zone

The oxidation level of the drill-samples was estimated during core logging by noting the absence or presence of sulfide mineralization. Five intercepts within the QDD Lower West zone contained intervals logged as being less than 50% oxidized. Of these intervals only 3 contained ICP sulfur analyses exceeding 0.5% and all of these were around the periphery of the zone. From this data it is concluded that the zone is predominantly oxidized and the estimated oxidation levels are not of sufficient reliability to be used for modeling purposes.

17.1.2 Deposit Modeling

The QDD Lower West zone lies just above the Los Sapitos contact within marbles and carbonate breccias of the San Juan formation. It appears to be at least partially bounded to the south by a steep, east-west trending fault (Figure 7-4) which may offset a portion of the zone. A swarm of quartz diorite porphyry dykes related to the Varela stock intrudes the carbonate sequence south of the fault.

Core drilling has defined a continuous zone of +1 g/t Au mineralization that extends at least 350 metres along its longest dimension in an east-west direction and up to 175 metres N-S. The thickness of the zone ranges up to 100 metres. The zone was modeled as an isosurface using Leapfrog 3D© software. The data was put through a log transform and modeled using ordinary kriging with a maximum search distance of 100 metres. A moderate anisotropy was imposed parallel to the trend of the zone (plunging 8° towards an azimuth of 278°). The gradeshell was exported to Surpac Vision© software and further modified to match drill hole intercepts. The position of the final 1 g/t grade shell domain is shown in Figure 17-3 below.

Figure 17-3 QDD Lower West Zone Domain

The list of drill hole intercepts defining the zone is shown in Table 17-3.

Table 17-3 Drill hole intercepts within QDD Lower West Zone

Hole	From	To	Width	Au g/t
06QD-309	240.30	340.17	99.87	3.261
06QD-321	250.16	342.12	91.96	2.626
06QD-322	230.78	244.70	13.92	2.197
06QD-322	255.28	274.05	18.77	2.138
06QD-330	273.60	325.85	52.25	3.126
06QD-330	344.00	369.82	25.82	1.505
06QD-330	373.80	390.50	16.70	1.802
06QD-339	260.40	282.40	22.00	3.819
06QD-343	266.30	380.10	113.80	3.177
06QD-358	318.51	332.52	14.01	1.922
06QD-358	348.91	360.74	11.83	2.043
06QD-374	345.35	351.80	6.45	2.259
06QD-374	359.56	373.56	14.00	1.315
06QD-380	341.76	358.27	16.51	2.379
06QD-380	364.41	371.95	7.54	1.466
06QD-380	402.87	411.20	8.33	4.163
07QD-385	308.00	441.60	133.60	2.815
07QD-396	279.30	342.10	62.80	3.258
07QD-402	294.35	336.82	42.47	1.843

Hole	From	To	Width	Au g/t
07QD-402	346.65	381.65	35.00	2.251
07QD-445	281.95	422.58	140.63	2.544
07QD-473	46.45	100.73	54.28	3.943
07QD-473	115.35	145.50	30.15	1.519
07QD-477	345.40	429.52	84.12	1.969
07QD-482	74.03	98.10	24.07	2.313

Lithologic modeling within the zone was carried out using indicator kriging to differentiate the breccia zones from the marbles (see Section 17.5 & 6).

17.1.3 Compositing

The portions of drill holes intercepting each zone were composited into 2 metre lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre.

The composite statistics for Au are shown in Table 17-4. The gold distribution approaches log-normal distribution (Figure 17-4) and shows no evident bimodal nature.

Table 17-4 Composite Statistics for Au

Au
Count	569
Minimum	0.020
Maximum	16.866
Mean	2.683
Median	2.057
Variance	4.494
StDev	2.120
CV	0.790
Skewness	2.457
Kurtosis	11.744

Figure 17-4 Histogram of Au distribution in composites

A series of 5 metre composites were also created using similar methodology in order to carry out a nearest-neighbour estimate used for model validation (Section17.9).

Lithologic composites were created at 2 metre intervals for use in indicator kriging. Intervals logged as breccia were assigned an integer value of 1 and marbles assigned a 0 value. Composites for lithologic modeling were not confined to the zone domain but used all drill holes in the vicinity.

17.1.4 Density

Specific gravity measurements have been performed on 208 drill core specimens from the QDD deposit and adjacent areas between 1999 and 2006. Summary statistics for the main lithologies are shown in the following table.

Table 17-5 Bulk density measurements

Lithology	Number of Analyses	Mean	Median	Std Dev
Limestone	11	2.66	2.69	0.10
Dolomite	8	2.72	2.75	0.08
Marble	71	2.81	2.71	0.32
Breccia (Carbonate)	79	2.65	2.68	0.19
Intrusive	18	2.47	2.56	0.20

The presence of larger scale voids and open or partially-filled karst cavities has been noted in all carbonate units. The impact of these on the overall bulk density of units has not been assessed. It is presently assumed that the smaller voids within the tested core samples reflect the overall density.

The SG values were assigned to the model blocks based on the lithology. The median values were used with the exception of the carbonate breccia where the lower mean value was of 2.65 was assigned.

17.1.5 Variogram Analysis

Pairwise relative semi-variograms for Au were modeled using composites falling within the zone constraints in order to determine kriging parameters, search parameters and anisotropy. As no anisotropy was evident in directional variograms, nested spherical models with two structures were fitted to an omni-directional variogram (Figure 17-5).

Figure 17-5 Pairwise relative semi-variogram model

A nested normal variogram was modeled for the breccia lithology and used as input parameters for indicator kriging (Figure 17-6). Although principal directions were identified through variogram maps, the anisotropy was insignificant.

Figure 17-6 Indicator variogram for breccia lithology

17.1.6 Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 5x5x5 metres. The parameters of the model are summarized in the following table:

Table 17-6 Block model parameters

	X	Y	Z
Minimum	2534500	6713000	1600
Maximum	2535200	6713500	2000
Block Size (m)	5	5	5
Number of blocks	140	100	80

The major lithologic units within the zone are marble and carbonate breccia. Blocks were assigned to the breccia unit (rock code = 50) based on the results of indicator kriging run using a maximum search distance of 64 metres. All remaining blocks were coded as marble (code=40). Figure 17-7 illustrates the block lithology.

Figure 17-7 Lithologic model – QDD Lower Zone

Gold grades for blocks within the gradeshell domain were estimated in three passes. The initial pass required a minimum of 5 composites from at least 2 drill holes within a search distance of 13 metres or 1/2 of the maximum variogram range. The second pass used a maximum search distance of 26 metres (the maximum range) and required a minimum of 5 composites from at least 2 drill holes. The final pass was extended to a 52 metre maximum search distance. Search parameters are summarized in Table 17-7,

Table 17-7 Block estimation parameters

Kriging Pass	Max Search Dist (m)	Min # Composites	Max # Composites	Max # per hole
1	13	5	20	4
2	26	5	25	4
3	52	3	30	1

The figure 17-8 shows block grade distribution in perspective, plan and section view. Figure 17-9 illustrates the frequency distribution of gold grades in the block model.

Figure 17-8 Block model gold distribution – QDD Lower Zone

Figure 17-9 Frequency distribution of Au in QDD Lower block model

17.1.7 Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The estimated blocks were classified as measured, indicated or inferred based on the three kriging passes utilizing the search parameters shown in Table 17-7. The maximum search distance for the measured category was 1/2 the total variogram range (16.5 metres). At least 5 composites were required and a maximum of 4 were permitted from a single hole.

In order to be classified as indicated, 5 composites from a minimum of 2 drill holes were required within a search distance of 26 metres equivalent to the maximum variogram range.

All other estimated blocks were assigned to the inferred category.

The following figures illustrate the distribution of the three classes in perspective, plan and section views.

Figure 17-10 QDD Lower Zone model classification

17.1.8 Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed good correlation with adjacent composite grades.

The model was also estimated using the inverse distance method to the second power (ID2) and the nearest neighbour method. The search strategy was identical to the Kriged runs. The mean of the global block grades at zero cutoff compare very well with the global means of the composites and raw assay data (Table 17-8).

Table 17-8 Global mean grade comparison

Au g/t
Kriged	2.61
Inverse Distance ID(2)	2.64
Nearest Neighbour	2.60
Composites	2.68
Raw Data	2.67

A comparison of the grade-tonnage curves (Figure 17-11) shows a modest increase in tonnes in the Kriged estimate above a cut-off grade of 1.2 when compared to the ID2 results. The average grades ranged from 1 to 4% higher for the ID2 model with increasing cutoff grades.

Figure 17-11 Grade tonnage curves comparing ID2 and Kriged estimates

It is concluded that the block model constraints and search parameters have resulted in an acceptable level of smoothing in the Kriged estimate.

Swath plots were generated to assess the model for global bias by comparing Kriged, ID2 and nearest neighbour estimates on 10 metre panels through the deposit. Results show a good comparison between the three methods, particularly in the main portions of the deposit indicated by the bar charts (Figures 17-12 to 14).

Figure 17-12 Swath Plot – 1855 Level

Figure 17-13 Swath Plot – E-W Section at 67132345 North

Figure 17-14 Swath Plot – S-N Section 2434780 East

17.1.9 Mineral Resource Summary – QDD Lower Zone

The QDD Lower West mineral resource estimate using sample data received as of December 30, 2007 is summarized in Table 17-9 reported at range of Au cut-off grades between 1 and 2 g/t.

Table 17-9 QDD Lower West mineral resource estimate

	MEASURED			INDICATED			MEASURED+INDICATED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	100,600	3.54	11,400	4,358,500	2.61	365,300	4,459,100	2.63	376,800
1.2	98,900	3.58	11,400	4,333,100	2.62	364,400	4,432,000	2.64	375,800
1.4	91,900	3.75	11,100	4,269,900	2.64	361,700	4,361,800	2.66	372,800
1.6	86,200	3.90	10,800	4,082,000	2.69	352,600	4,168,200	2.71	363,400
1.8	79,900	4.07	10,500	3,695,200	2.79	331,300	3,775,100	2.82	341,800
2.0	74,200	4.24	10,100	3,167,100	2.94	299,000	3,241,300	2.97	309,100

INFERRED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	2,808,600	2.59	234,100
1.2	2,808,600	2.59	234,100
1.4	2,806,300	2.59	233,900
1.6	2,786,500	2.60	232,900
1.8	2,696,800	2.63	228,000
2.0	2,462,800	2.70	213,600

There exists some overlap between the inferred portion of the 2006 QDD resource and the QDD Lower West zone estimate. Therefore the main QDD inferred resource is restated in Table 17-10 after adjusting the boundaries to exclude the QDD Lower West Zone. Using a base-case cutoff grade of 0.3 g/t Au the inferred resource was reduced by approximately 2.6 million tonnes equivalent to 292,000 in situ ounces.

Table 17-10 Revised Main QDD Inferred Resource

Cutoff Grade g/t Au	QDD INFERRED 2008 (Excluding Lower West Zone)
	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	11,214	0.81	292
0.3	10,723	0.84	289
0.4	10,344	0.85	284
0.5	9,381	0.90	270
0.6	7,997	0.96	246
0.7	6,733	1.01	219
0.8	5,206	1.09	182
0.9	3,296	1.23	131
1.0	1,984	1.42	91

17.2 AIM Deposits

17.2.1 Exploratory Data Analysis

This mineral resource update for the Amelia Inés and Magdalena deposits is based on analytical data from core and RC drilling supplemented in part by surface channel samples. All of the sampling and drilling since Y2000 has been carried out by MASA. Previous drilling and underground development/sampling was conducted by Anglo in the 1980’s. Surface and underground chip sample data was used to assist in modeling the extent and geometry of the mineralized zones but was not used for grade estimation.

Several lines of continuous channel samples were collected between 2004 and 2007 in order to provide data for the resource estimation in areas of rugged topography. The sampling was specifically designed to supplement the drill data in these areas. Samples were cut by diamond saw in areas of competent bedrock. In less competent areas, hammers and chisels were used to cut a regular 9cm channel similar to the HQ core diameter used for recent core drilling.

The majority of the sample data used for direct grade estimation was from core holes. At Amelia Inés, 15% of the composites used for estimating block grades were from RC samples compared with 30% at Magdalena. Since there were no RC holes twinned with core holes it is difficult to do a direct grade comparison, particularly in view of the highly irregular grade distribution in the deposits. Studies of twinned RC and HQ core holes at QDD showed evidence of gold loss in the core holes in intervals where gold was concentrated in breccia matrix material (Simpson, 2006).

Statistical analysis of gold content vs. core recovery shows no evidence of grade bias with recovery. Gold grade statistics were generated for all the core data within the mineral zone constraints using 10% core recovery bins as shown (Table 17-11). A cap grade of 30 g/t gold was used to reduce the affect of outlier values. No significant trend was noted for the coefficient of variation (CV).

Table 17-11 Core recovery statistics

Core Recovery Range (%)	Incremental metres	Cumulative metres	% of Total	Mean Au g/t	Median Au g/t	Max Au g/t	Std.Dev.	CV
100	1304.90	7562.86	17%	0.734	0.030	30.00	2.80	3.82
90-99	2131.52	6257.96	28%	0.664	0.035	30.00	2.57	3.87
80-89	1296.88	4126.44	17%	0.387	0.020	16.28	1.39	3.59
70-79	792.83	2829.56	10%	0.300	0.020	18.70	1.24	4.14
60-69	582.38	2036.73	8%	0.338	0.020	23.80	1.56	4.63
50-59	429.00	1454.35	6%	0.278	0.020	30.00	1.56	5.64
40-49	319.00	1025.35	4%	0.269	0.030	12.20	1.00	3.71
30-39	242.80	706.35	3%	0.267	0.020	7.79	0.86	3.22
20-29	205.90	463.55	3%	0.241	0.030	5.33	0.59	2.44
10-19	131.05	257.65	2%	0.354	0.030	11.63	1.37	3.86
0-10	126.60	126.60	2%	0.343	0.020	11.63	1.37	3.99
Total	7562.86		100%	0.482	0.030	30.00	2.02	4.20

For RC holes the sample weights were plotted against the gold grade for each drill hole in order to check for bias. Again, no significant trends were observed.

The total number of drill holes used for the deposit modeling for Amelia Inés was 156 (13947 metres). The Magdalena model used 92 drill holes totaling 13566 metres Details of the drill programs are shown in Tables 11-2 and 11-3.

The various data sets were initially stored in Excel worksheets and were imported into Leapfrog© and Surpac Vision© software for modeling, compositing and block model estimation. A Microsoft Access database for the entire Gualcamayo Project is currently being maintained on site.

The basic descriptive statistics for intercepts by mineral zones are shown in Table 17-12. These are unadjusted raw sample data which have not been declustered. The significant difference between the mean and weighted averages is due to the shorter sample widths used in the Anglo drill programs which targeted the higher-grade mineralized areas. In both cases the frequency distributions (Figure 17-15 and 16) approaches log normal distribution and exhibits no clear bimodal character.

Table 17-12 Descriptive statistics of sample data by zone

	Amelia Ines		Magdalena
	Au	Ag	Au	Ag
Count	3075	3075	1612	1612
Min	0.005	0.005	0.005	0.005
Max	118.000	44.000	49.500	21.000
Mean	3.477	3.276	2.358	2.273
Wt Avg	2.474	2.380	2.387	2.304
Median	0.890	0.890	0.845	0.845
Variance	68.095	42.648	18.595	13.687
Std Dev.	8.252	6.531	4.312	3.700
C of V	2.373	1.993	1.829	1.628
Skewness	6.409	3.794	4.721	3.033
Kurtosis	60.632	19.662	36.158	13.014

Figure 17-15 Frequency Distribution of Raw Assays – Amelia Inés

Figure 17-16 Frequency Distribution of Raw Assays – Magdalena

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. Decile analyses were performed and log probability plots examined.

Based on the results of the decile analysis for Amelia Inés a top cut of 37 g/t Au at the 99th percentile was suggested. The log probability plot, however, (Figure 17-17) indicates a discontinuity a little higher than this at around 45 g/t with a number of clear outliers above this level. Since 44 g/t was the top-cut used in previous resource estimates, it was decided to retain this as the cap grade for the present resource model. The top cut was imposed prior to compositing. A total of 19 samples assayed above this level and the top cut affected 14 composites.

A lower top cut of 21 g/t was adopted for the Magdalena deposit based on the decile analysis and probability plot (Figure 17-18). Ten samples returned assay values above this level and the top cut affected 16 composites.

Figure 17-17 Amelia Inés log probability plot

Figure 17-18 Magdalena log probability plot

17.2.2 Deposit Modeling

At Amelia Inés, gold mineralization has been defined by drilling over an area measuring approximately 200 x 300 metres in lateral extend and to a depth of 250 metres. The deposit has been tested by 133 drill holes (11325 metres) in seven programs. Anglo also carried out 1405 metres of underground development on three levels.

At Magdalena, the main zone of gold mineralization has been roughly defined by drilling over an irregular area measuring approximately 150 x 150 metres in lateral extend and over a vertical extent of 270 metres. A few small satellite zones also occur between Magdalena and Amelia Inés zone. The deposit has been tested by 69 drill holes (9,986 metres) in five programs and 335 metres of underground development on two levels (4 adits).

In both zones the gold mineralization occupies embayments of skarn and marble adjacent to the quartz diorite stock lying to the north. Although some drill hole intercepts within the intrusive contain significant gold mineralization, continuous zones have not been identified. For this reason the intrusive rocks were excluded from the present resource model.

Traditional cross section and plan interpretation were used for the previous resource model (Simpson, 2004). This method has significant limitations due to the irregular location and orientation of the drill holes coupled with the complex lithologic contacts between the intrusive, skarn and marble. For the present model a different approach for geologic and gradeshell modeling was adopted utilizing modern advances in 3D interpolation methods using volume functions.

The quartz diorite porphyry contacts are generally sub-vertical but highly irregular in the vicinity of the AIM deposits. The contact was modeled in Leapfrog© software, a proprietary 3D geological modeling package that allows rapid construction of geological and grade-shell wireframes directly from scattered drillhole data. Leapfrog uses recently developed rapid 3D interpolation methods that were refined and modified to suit geological modeling problems. The AIM intrusive model was generated in Leapfrog using indicator kriging of 2 metre drill composites as well as data from surface and underground mapping. Data points were assigned a value of 1 if they were within the intrusive and a value of 0 if they were outside. The indicator values were then Kriged and a shell created representing a value of 0.5. The shell was constrained by the topographic surface and the resulting model of the intrusive body is shown in Figure 17-19. The 3d model was exported to Surpac Vision software and used for lithologic coding of resource blocks.

Figure 17-19 3D model of intrusive stock (Unit 31)

The skarn bodies (Unit 42) and the sulfuros negros zones (Unit 15) were modeled by indicator kriging in Surpac using a maximum search distance of 200 and 34 metres respectively. All regions in the model extents not within the intrusive, skarn or sulfuros negros (black sulfide) zones were assumed to be marble.

The gold mineralization overlaps the skarn/marble contact so it was deemed necessary to create a gradeshell or isosurface to constrain the block grade estimation. The modeling was done in Leapfrog using 2 metre gold composites generated from drillhole assays supplemented with surface and underground sampling data. The data was put through a Gaussian transform and modeled using ordinary kriging with a maximum (isotropic) search distance of 80 metres. The isosurfaces were constrained by a domain below topography and outside of the intrusive.

Leapfrog grade shells based on 0.2 and 0.3 g/t cutoffs were exporting to Surpac Vision software and compared with drill hole intercepts. The comparison revealed that the 0.3 g/t isosurfaces were overly conservative and excluded a number of significant drill hole intercepts in the 0.3-0.5 g/t range. Consequently the 0.2 isosurfaces were selected as base domains and the shells were further modified in Surpac in order to conform more closely to actual drill hole intercepts. Final results confirmed that the resulting domains did closely approximate a 0.3 gold cutoff as shown in grade-tonnage curves in Section 17.8.

The position of the final grade shell domains are shown in Figure 17-20.

Figure 17-20 AIM gradeshell domain models

Model blocks were coded based on the majority of the block within the various rock types as shown the Table 17-13.

Table 17-13 Model Lithology Codes

Code	Lithology
15	Sulfuros negros
31	Quartz Diorite Porphyry
42	Skarn/Hornfels
31	Porphyry
45	Marble

17.2.3 Compositing

The portions of drill holes intercepting each zone were composited into 2 metre lengths. The minimum composite length for the last portion of the hole within the zone was 1 metre. Both capped and uncapped grades were composited. Capping had an impact on 14 composites from Amelia Inés and 16 composites from Magdalena.

The composite statistics for Au are shown in Table 17-6. The gold distribution approaches log-normal distribution (Figure 17-10 and 11) and shows no evident bimodal nature. Note that the mean composite grades are very similar to the weighted average grades of the raw sample data shown in Table 17-12 in Section 17.2.1.

Table 17-14 AIM composite statistics for Au

	Amelia Inés		Magdalena
	Uncapped	Capped	Uncapped	Capped
Count	1676	1676	1280	1280
Min	0.008	0.008	0.005	0.005
Max	75.500	44.000	48.359	21 .000
Mean	2.500	2.408	2.446	2.359
Median	0.870	0.870	1.025	1.025
Variance	26.308	18.982	16.070	11.641
Std Dev.	5.129	4.357	4.009	3.412
C of V	2.052	1.810	1.639	1.447
Skewness	6.187	4.111	4.632	2.805
Kurtosis	61.084	25.027	36.852	11.839

Figure 17-21 Frequency distribution of Au in Amelia Inés composites

Figure 17-22 Frequency distribution of Au in Magdalena composites

A series of 5 metre composites were also created for each deposit using similar methodology in order to carry out a nearest-neighbour estimate used for model validation (Section 17.2.9).

The estimated oxidation level data was composited in 2 metre lengths for all rock types.

17.2.4 Density

Specific gravity measurements have been performed on 39 drill core specimens from the 2005 drilling program at Amelia Inés and Magdalena. Since only 3 samples were of intrusive rock, 15 measurements of the quartz diorite porphyry from nearby areas were included. Summary statistics for the final lithologies used in the block model are shown in the following table.

Table 17-15 Bulk density measurements

Lithology	Count	Mean	Median	Std Dev
Intrusive	18	2.47	2.56	0.20
Marble	12	2.66	2.67	0.06
Skarn/Hornfels	15	3.04	3.02	0.5
Sulfuros negros	5	2.77	2.71	0.38

The SG values were assigned to the model blocks based on the median value for each lithologic unit.

17.2.5 Variogram Analysis

Pairwise relative semi-variograms for Au were modeled independently for the Amelia Inés and Magdalena deposits in order to determine kriging parameters, search parameters and anisotropy. Nested spherical models with two structures were fitted to directional semivariograms (Figure 17-23 and 24). Results are summarized in Table 17-16.

Figure 17-23 Amelia Inés pairwise relative semi-variogram model

Figure 17-24 Magdalena pairwise relative semi-variogram model

Table 17-16 Semi-variogram parameters

Zone	Axis	Azim	Dip	co	c1	r1	c2	r2
	Major	0	25	0.400	0.165	6.05	0.188	35.90
Amelia Ines	S-Major	85	25	0.400	0.165	6.05	0.188	35.90
	Minor	-5	25	0.400	0.165	3.78	0.188	22.44

	Major	0	0	0.385	0.172	10.40	0.185	35.00
Magdalena	S-Major	90	-28	0.385	0.172	7.98	0.185	26.86
	Minor	90	62	0.385	0.172	6.86	0.185	23.07

17.2.6 Block Model and Grade Estimation Procedures

A block model was created in Surpac using a block size of 5x5x5 metres. The parameters of the model are summarized in the following table:

Table 17-17 Block model parameters

	X	Y	Z
Minimum	2533950	6713700	1750
Maximum	2534900	6714400	2400
Block Size (m)	5	5	5
Number of blocks	190	140	130

Table 17-18 Block estimation parameters

Zone	Kriging Pass	Search Type	Max Search Dist	Min # Composites	Max # Composites	Min Octants Required
	1	Octant	12	5	20	5
Amelia Ines	2	Octant	30	4	25	3
	3	Ellipsoidal	60	3	30	na

	1	Octant	12	5	20	3
Magdalena	2	Octant	30	4	25	5
	3	Ellipsoidal	60	3	30	na

The following figures show block grade distribution in perspective, plan and section views.

Figure 17-25 Gold distribution in Amelia Inés model

Figure 17-26 Gold distribution in Magdalena model

17.2.7 Oxidation Level Modeling

The oxidation level of the drill samples was estimated by the geologic staff during core and chip logging by noting the absence or presence of sulfide mineralization. This data was previously used to estimate an approximate oxidation level of the blocks using the inverse distance method to the second power (ID2). Results did not appear to correlate well with general field observations. Some reasons included the absence of data from the Anglo surface and underground holes, difficulty in visually estimating oxidation states in RC chips and overestimation of oxidation in areas of skarn containing thin bands of fine marcasite/sulfuros negros.

In October 2007, consulting geologist Rick Diment logged the existing Anglo core intervals within the main zones for oxidation levels and re-logged the MASA core oxidation states. The intervals examined were confined to the preliminary pit shells generated by Wardrop (2007). This data was used to estimate oxidation levels in the current model. These ‘suggested’ oxidation states were judged to be reasonable with fairly well-defined oxide, mixed and sulphide areas (Figure 17-27). Diment further recommended that more bottle roll tests be taken from representative mineralized material in the various lithologies and used to build a more reliable model of the oxidation levels.

Figure 17-27 AIM suggested oxidation levels based on visual estimations

17.2.8 Mineral Resource Classification

The estimated blocks were classified as measured, indicated or inferred based initially on the three kriging passes utilizing the search parameters shown in Table 17-18. The maximum search distance for the measured category was 1/2 the total variogram range (16.5 metres). At least 5 samples were required in each adjacent octants and a maximum of 20 samples (2 metre composites) were permitted from a single hole.

In order to be classified as indicated, three adjacent octants were required to contain samples and the maximum search distance was restricted to the maximum variogram range of 33 metres.

All other estimated blocks were assigned to the inferred category.

In some areas ‘indicated’ blocks were re-assigned to the ‘inferred’ category if they formed isolated blocks or small clusters.

The table below shows the block model statistics for the various classes. The largest differences in average grade are in the inferred category where the Magdalena blocks average considerably higher. The average gold grades for the indicated category are similar and in the measured category the Amelia Inés blocks average higher grade. The variation in mean grades between classes is attributed largely to the differing drill density and sample distribution. Histograms of frequency distribution are shown in Figure 17-28.

Figures 17-29 and 17-30 illustrate the distribution of the three classes in perspective, plan and section views.

Table 17-19 AIM block model statistics (g/t Au)

	Measured		Indicated		Inferred
	Amelia Inés	Magdalena	Amelia Inés	Magdalena	Amelia Inés	Magdalena
Blocks	1219	382	8316	10030	1723	2521
Min	0.233	0.419	0.300	0.221	0.492	0.334
Max	18.638	17.674	19.104	14.982	8.493	9.793
Mean	2.830	2.253	2.377	2.593	1.472	2.418
Median	1.912	1.539	1.544	1.984	1.124	1.826
Std Dev	2.626	1.948	2.149	2.062	1.106	1.831
CV	0.928	0.865	0.904	0.795	0.751	0.757

Figure 17-28 Frequency distribution of Au in AIM block model

Figure 17-29 Amelia Inés model classification

Figure 17-30 Magdalena model classification

17.2.9 Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed good correlation with adjacent composite grades.

The model was also estimated using the inverse distance method to the third power (ID3) and the nearest neighbour method. The search strategy was identical to the Kriged runs. A comparison of the grade-tonnage curves (Figure 17-31 and 32) shows a modest increase in tonnes and decrease in grade for the Kriged estimate above a cut-off grade of 0.4 when compared to the ID3 results.

Figure 17-31 Grade tonnage curves comparing estimation methods for Amelia Inés

Figure 17-32 Grade tonnage curves comparing estimation methods for Magdalena

It is concluded that the block model constraints and search parameters have resulted in an acceptable level of smoothing in the Kriged estimate.

Swath plots were generated to assess the model for global bias by comparing Kriged, ID3 and nearest neighbour estimates on 20 metre panels through the deposit. Results show a good comparison between the three methods, particularly in the main portions of the deposit indicated by the bar charts (Figures 17-33 to 38).

Figure 17-33 Swath Plot – Amelia Inés 2010  Level

Figure 17-34 Swath Plot – Amelia Inés 2045 Level

Figure 17-35 Swath Plot – Amelia Inés Section 2534650 East

Figure 17-36 Swath Plot – Magdalena 2010 Level

Figure 17-37 Swath Plot - Magdalena Section 2534205 East

Figure 17-38 Swath Plot - Magdalena Section 6714205 North

17.2.10                                                       AIM Mineral Resource Summary

The AIM mineral resource using sample data received as of Feb 28, 2007 is summarized in Table 17-20 reported at Au cut-off grade of 0.5 g/t. Decreasing the cut-off grade to 0.3 has no significant affect on the resource with an increase in contained ounces of less than 0.4%.

Table 17-20 AIM mineral resource estimate

	Measured			Indicated			Measured and Indicated
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	397.7	2.98	38.1	2,804.2	2.45	221.1	3,201.9	2.52	259.1
Magdalena	130.3	2.29	9.6	3,470.2	2.63	293.5	3,600.6	2.62	303.1
Combined	528.1	2.81	47.7	6,274.5	2.55	514.6	6,802.5	2.57	562.2

	Inferred
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	587.5	1.49	28.1
Magdalena	865.4	2.46	68.4
Combined	1,452.9	2.07	96.5

17.3 Summary of Gualcamayo Mineral Resources and Reserves

The following tables present the current mineral reserves and resources for the Gualcamayo Project. The 2006 inferred portion of the QDD Upper zone was updated in 2008 as it partially overlapped the QDD Lower zone.

Table 17-21 QDD Upper open pit diluted ore reserves (Wardrop, 2007)

Class	Tonnes	Au g/t	Au oz
Proven	7,522,519	0.978	236,534
Probable	59,332,446	0.804	1,533,696
Proven + Probable	66,854,965	0.824	1,771,136

Table 17-22 Revised QDD Upper measured and indicated resources (excluding reserves)

Cutoff	MEASURED			INDICATED			MEASURED+INDICATED
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	35	0.56	0.6	12,292	0.821	324	12,327	0.820	325
0.3	32	0.58	0.6	11,981	0.835	322	12,013	0.834	322
0.4	27	0.62	0.6	11,035	0.877	311	11,062	0.876	312
0.5	19	0.68	0.5	9,666	0.937	291	9,685	0.936	292
0.6	14	0.75	0.4	8,153	1.008	264	8,167	1.008	265
0.7	8	0.80	0.3	6,791	1.081	236	6,799	1.081	236
0.8	3	0.85	0.2	5,526	1.157	206	5,529	1.157	206
0.9				4,497	1.229	178	4,497	1.229	178
1.0				3,466	1.311	146	3,466	1.311	146

Table 17-23 Revised QDD Upper Inferred Resource Estimate

Cutoff	QDD INFERRED 2008
Grade g/t Au	Tonnes (000’s)	Grade Au g/t	oz Au (000’s)
0.2	11,214	0.81	292
0.3	10,723	0.84	289
0.4	10,344	0.85	284
0.5	9,381	0.90	270
0.6	7,997	0.96	246
0.7	6,733	1.01	219
0.8	5,206	1.09	182
0.9	3,296	1.23	131
1.0	1,984	1.42	91

Table 17-24 QDD Lower Zone Mineral Resource Estimate

	MEASURED			INDICATED			MEASURED+INDICATED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	100,600	3.54	11,400	4,358,500	2.61	365,300	4,459,100	2.63	376,800
1.2	98,900	3.58	11,400	4,333,100	2.62	364,400	4,432,000	2.64	375,800
1.4	91,900	3.75	11,100	4,269,900	2.64	361,700	4,361,800	2.66	372,800
1.6	86,200	3.90	10,800	4,082,000	2.69	352,600	4,168,200	2.71	363,400
1.8	79,900	4.07	10,500	3,695,200	2.79	331,300	3,775,100	2.82	341,800
2.0	74,200	4.24	10,100	3,167,100	2.94	299,000	3,241,300	2.97	309,100

INFERRED
Cutoff g/t Au	Tonnes > Cutoff	Au g/t	in-situ ounces
1.0	2,808,600	2.59	234,100
1.2	2,808,600	2.59	234,100
1.4	2,806,300	2.59	233,900
1.6	2,786,500	2.60	232,900
1.8	2,696,800	2.63	228,000
2.0	2,462,800	2.70	213,600

Table 17-25 AIM Updated Resource Estimate at a 0.5 g/t Au cut-off

	Measured			Indicated			Measured and Indicated
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	397.7	2.98	38.1	2,804.2	2.45	221.1	3,201.9	2.52	259.1
Magdalena	130.3	2.29	9.6	3,470.2	2.63	293.5	3,600.6	2.62	303.1
Combined	528.1	2.81	47.7	6,274.5	2.55	514.6	6,802.5	2.57	562.2

	Inferred
Deposit	Tonnes (000’s)	Au g/t	oz Au (000’s)
Amelia Inés	587.5	1.49	28.1
Magdalena	865.4	2.46	68.4
Combined	1,452.9	2.07	96.5

18   OTHER RELEVANT DATA AND INFORMATION

The author is of the opinion that all known relevant technical data and information with regard to the Gualcamayo gold project has been reviewed and addressed in this Technical Report.

19   CONCLUSIONS AND RECOMMENDATIONS

Exploration work carried out on the QDD Lower West Zone since 2006 has defined a mineral resource with potential for economic extraction by underground mining methods. The mineralization is similar to that of the main QDD deposit and is hosted by the same lithology. The zone remains open to the west and possible fault offsets may occur along the east-west structure extending along the southern boundary of the zone.

Underground exploration is presently underway to confirm and expand the known resource. Bulk samples from the underground development are being collected for metallurgical testing.

Results from recent drilling on the Amelia Inés and Magdalena (AIMI) Deposits have been successful in upgrading resources from the ‘inferred’ to ‘indicated’ category and increasing the overall measured and indicated resource.

A comprehensive QA/QC program and extensive data validation procedures have been in place since 2004. Accuracy and overall precision of gold assays is considered acceptable.

A preliminary assessment of the QDD Lower West Zone is recommended in order to establish its economic viability.

In order to establish reliable information on oxidation levels at AIM it is recommended that bottle roll test data be used for modeling of ore types rather than visual estimates.

20   REFERENCES

Amec Americas Ltd., Jan 2005, Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project

Anglo American Corporation internal report, April 1988, Ensaios de Laboratorio Con Minerio Da Mina de Amelia Inés

Bonli, Thomas (University of Saskatchewan), July 2005, Electron microprobe analyses of polished thin-sections, Gualcamayo Au project, Internal Report

Bruno, Natalia E., 2005, Gualcamayo Mining District, Argentina: An Example of Carlin-type Au-Ag Deposits, Internal Report

Dean, J., Lynch, W., 1998, 1999, Summary Reports on Surface Sampling, Road Construction, and RC/DD Programs, Internal Reports.

Diment, R., November 2001, 2000 Exploration Progress Report, Gualcamayo Project, Internal Report.

Dircksen, Paul E., July 2003, Technical Report, Gualcamayo Gold project.

Hatch Engineering, February 2008, Update to the Technical Report on the Gualcamayo Property, San Juan Province, Argentina, Internal Report,

Hernandez, M., Dec., 2000. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto “Lajitas Tamberías”, Expediente Nº 425-497-2000

Hernandez, M., Dec., 2005. Informe de Impacto Ambiental, 3º Actualización, Etapa de Exploración, Proyecto Gualcamayo, Expediente Nº 520-1051-M-97

Hernandez, M., Dec., 2006. Informe de Impacto Ambiental, 4º Actualización, Etapa de Exploración, Proyecto Gualcamayo, Expediente Nº 520-1051-M-97

Hodder, R.W., March 2000, The Magdalena Prospect, Gualcamayo Project, Internal Report.

Hodder, R.W., August 1999, Compilation of 500 Scale Geologic Map Sheets, Plus Update on Rock Types, Structure, and Regional Setting, Gualcamayo Project, Internal Report.

Hodder, R.W., April 1999, Controls to Gold Mineralization, Gualcamayo Project, Internal Report.

Jordan, T.E., et al, 1993, Chronology of Motion in a Complete Thrust Belt: The Precordillera, 30-31 degrees S, Andes Mountains, Journel of Geology, 101, 135-156

Lynch, W., October, 2000, Gualcamayo Y2K Channel Sampling, Internal Memo

McLeod, J.A., Jan 2005, Teckcominco Global Discovery Lab report on petrographic study of six rock specimens, Internal Report

Marquis, P.F., 2000, Gualcamayo Structural Program, Internal Report.

Minera Mincorp SA, 1988, Hualcamayo Project, Exploration Report and Evaluation of Results.

MRDI, January 2000, Minas Argentina, S.A., Review and Confirmation of Resource Model, Gualcamayo Gold Deposit Argentina.

Ray. G.E., 2003. Geological Observations at the Gualcamayo Gold Property, San Juan Province, Western Argentina, Internal Report.

RDI, 1998-1999, Progress Reports, Bottle Roll Cyanidation, Gravity, Gualcamayo Project, Internal Report.

RDI, July 2006, Metallurgical testing of Gualcamayo Samples, Argentina, Internal Report

Rowell, W.F. 1997, Evaluation of the Gualcamayo Gold Skarn System, San Juan Province, Argentina, Internal Report.

Rowell, W.F., 1998, Summary Report on the Gualcamayo Project, Internal Report.

Sanchez, A and Hernandez, M., Nov. 1997. Informe de Impacto Ambiental, Etapa de Exploración, Anexo II, Proyecto Hualcamayo” Expediente Nº: 520-1051-97, Approved by Resolution 285-HCM-98, June, 1998.

Sillitoe, R.H., 1986, Gualcamayo Gold Prospect, Mincorp Memo.

Sillitoe, R.H., July 2004, Controls on the Quebrada del Diablo Gold Mineralization, Gualcamayo Prooject, Argentina, Internal Report

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Simpson, R.G., 1999 — 2001, Series of Internal Memorandums Summarizing Resource Estimates for Quebrada del Diablo and Amelia Inés, Gualcamayo Project, Argentina.

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Certificate of Author

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.         I am president of GeoSim Services Inc.

2.         This certificate applies to the report entitled “Mineral Resource Update, Gualcamayo Gold Project, San Juan Province, Argentina” dated March 10, 2008.

3.         I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience is as follows:

•      1975-1993 Geologist employed by several mining/exploration companies including Cominco Ltd., Bethlehem Copper Corporation, E & B Explorations Ltd, Mascot Gold Mines Ltd., and Homestake Canada Inc.

•      1993-1999 Self employed geological consultant specializing in resource estimation and GIS work

•      1999 – Present: President, GeoSim Services Inc.

4.         I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada. I am a “qualified person” for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization as defined in NI 43-101.

5.         I have visited the property on 5 occasions, most recently from January 4-7, 2008.

6.         I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43 101.

7.         I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement involves the following technical reports prepared for Viceroy Exploration Ltd. And Yamana Gold Inc.

•      December 2004: Update on Resources, Gualcamayo Gold Project, San Juan, Argentina by GeoSim Services Inc.

•      January 2005: Preliminary Assessment and Economic Evaluation of Quebrada Del Diablo Deposit, Gualcamayo Project, AMEC Americas Ltd.

•      September 2006: Mineral Resource Update, Gualcamayo Project, San Juan, Argentina by GeoSim Services Inc

•      August 2007 Technical Report on the Gualcamayo Property , San Juan Province, Argentina by Wardrop Engineering

8.         I have read National Instrument 43 101 and Form 43 101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.         As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

10.       I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 10th day of March, 2008

Ronald G. Simpson, P.Geo.

APPENDIX I
2006/2007 MASA DRILLING
SITE LOCATIONS

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
06QDR-231	2535366.36	6713302.13	2104.34	186.00	RC	0.00	-45.00	QDD
06QDR-232	2535465.08	6713310.46	2123.34	186.00	RC	270.00	-43.00	QDD
06QD-233	2535971.00	6713129.50	2415.49	186.00	CORE	0.00	-90.00	QDD
06QD-234	2534675.45	6713934.37	2111.50	186.00	CORE	281.00	-45.00	Amelia
06QDR-235	2535544.42	6713192.11	2088.00	186.00	RC	305.00	-80.00	QDD
06QD-236	2534675.42	6713937.36	2111.70	97.10	CORE	283.00	-38.00	Amelia
06QD-237	2535120.19	6713362.43	2065.60	217.70	CORE	229.50	20.00	QDD
06QD-238	2536374.08	6713158.61	2312.86	430.00	CORE	260.00	-70.00	QDD
06QD-239	2535182.85	6713345.54	2065.71	277.90	CORE	200.00	-5.00	QDD
06QD-240	2535598.73	6712641.16	2584.56	320.00	CORE	20.00	-65.00	QDD
06QD-241	2535184.46	6713344.97	2065.37	116.80	CORE	165.00	-5.00	QDD
06QD-242	2535251.47	6713343.22	2057.53	32.15	CORE	0.00	-90.00	QDD
06QD-243	2535251.86	6713342.89	2057.51	108.10	CORE	188.00	-60.00	QDD
06QDR-244	2536230.09	6713138.40	2374.14	100.00	RC	64.00	-65.00	QDD
06QDR-245	2536227.36	6713140.95	2373.66	100.00	RC	35.00	-56.00	QDD
06QD-246	2535465.24	6713313.57	2123.17	124.30	CORE	301.50	-75.00	QDD
06QDR-247	2536224.77	6713133.66	2374.14	108.00	RC	150.00	-50.00	QDD
06QDR-248	2536223.62	6713142.58	2374.14	162.00	RC	244.00	-75.00	QDD
06QDR-249	2536230.35	6713208.72	2326.52	100.00	RC	70.00	-65.00	QDD
06QD-250	2535435.43	6712717.00	2551.46	400.00	CORE	351.00	-65.50	QDD
06QDR-251	2536233.93	6713207.56	2326.50	100.00	RC	340.00	-70.00	QDD
06QDR-252	2536049.79	6713163.42	2408.43	378.00	RC	323.00	-68.00	QDD
06QDR-253	2536047.05	6713162.43	2408.77	366.00	RC	344.00	-70.00	QDD
06QD-254	2535468.85	6713316.91	2123.38	105.80	CORE	133.00	-78.00	QDD
06QDR-255	2535789.41	6713727.99	1935.79	170.00	RC	150.00	-50.00	CON
06QD-256	2535445.83	6713244.91	2116.78	320.00	CORE	216.00	-11.00	QDD
06QDR-257	2535705.00	6713654.00	1969.00	31.00	RC	162.00	-45.00	CON
06QDR-258	2535522.89	6713492.34	1980.82	276.00	RC	150.00	-50.00	QDD
06QDR-259	2535333.46	6713471.78	1969.43	398.00	RC	165.00	-45.00	QDD
06QDR-260	2535644.79	6713114.48	2134.66	186.00	RC	275.00	-55.00	QDD
06QDR-261	2535647.15	6713117.60	2134.75	158.00	RC	308.00	-60.00	QDD
06QDR-262	2535650.17	6713115.77	2134.76	144.00	RC	322.00	-75.00	QDD
06QD-263	2534982.10	6712788.70	2600.97	400.00	CORE	21.50	-60.00	QDD
06QDR-264	2535995.31	6713964.44	1795.53	200.00	RC	110.00	-60.00	CON
06QDR-265	2536009.44	6713861.76	1813.00	186.00	RC	130.00	-60.00	CON
06QDR-266	2535885.55	6714100.27	1774.44	200.00	RC	0.00	-90.00	CON
06QD-267	2535574.50	6713149.11	2108.75	225.00	CORE	180.00	-10.00	QDD
06QDR-268	2539273.00	6712687.00	1847.00	198.00	RC	210.00	-60.00	CON
06QD-269	2535448.12	6713243.40	2116.06	320.00	CORE	178.50	-15.00	QDD
06QDR-270	2540129.00	6712983.00	1678.00	200.00	RC	0.00	-90.00	CON
06QDR-271	2536160.63	6713126.47	2385.69	210.00	RC	180.00	-70.00	QDD
06QDR-272	2536160.57	6713125.11	2386.06	144.00	RC	180.00	-45.00	QDD
06QDR-273	2536220.25	6713135.81	2374.20	160.00	RC	214.00	-60.00	QDD
06QDR-274	2536114.60	6713190.52	2354.93	120.00	RC	115.00	-50.00	QDD
06QDR-275	2536248.93	6713179.67	2327.51	76.00	RC	0.00	-90.00	QDD
06QD-276	2535571.24	6713149.79	2112.52	200.00	CORE	198.00	42.00	QDD
06QDR-277	2536265.51	6713132.53	2327.51	84.00	RC	0.00	-90.00	QDD
06QDR-278	2536270.94	6713225.61	2303.02	50.00	RC	300.00	-49.00	QDD
06QDR-279	2536237.54	6713265.85	2290.56	120.00	RC	7.00	-58.00	QDD
06QDR-280	2536235.25	6713267.11	2290.40	108.00	RC	67.00	-52.00	QDD
06QDR-281	2536208.33	6713285.41	2287.21	108.00	RC	73.00	-51.00	QDD
06QDR-282	2536207.54	6713288.33	2287.21	156.00	RC	14.00	-64.00	QDD

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
06QDR-283	2536201.38	6713287.80	2287.20	144.00	RC	329.00	-46.00	QDD
06QDR-284	2536004.49	6713110.81	2436.33	324.00	RC	0.00	-78.00	QDD
06QDR-285	2536001.33	6713102.81	2436.54	300.00	RC	202.00	-64.00	QDD
06QDR-286	2536087.21	6713054.04	2466.29	300.00	RC	180.00	-75.00	QDD
06QDR-287	2536093.42	6713055.62	2465.81	278.00	RC	70.00	-80.00	QDD
06QD-288	2535217.34	6713423.17	2013.85	479.05	CORE	168.50	-45.00	QDD
06QDR-289	2535646.81	6713110.34	2134.89	252.00	RC	228.00	-53.00	QDD
06QD-290	2535347.55	6713269.95	2108.49	225.00	CORE	213.50	10.00	QDD
06QD-291	2535245.02	6713338.01	2057.50	111.70	CORE	196.00	-60.00	QDD
06QDR-292	2538303.88	6713708.11	1769.26	138.00	RC	0.00	-90.00	CON
06QDR-293	2539156.06	6713283.24	1822.35	150.00	RC	0.00	-90.00	CON
06QD-294	2535347.79	6713270.01	2105.19	307.80	CORE	212.00	-17.00	QDD
06QD-295	2536187.97	6713247.19	2315.92	50.00	CORE	0.00	-90.00	QDD
06QD-296	2536212.06	6713235.48	2312.79	100.00	CORE	63.00	-58.50	QDD
06QDR-297	2539310.77	6712980.45	1821.43	90.00	RC	0.00	-90.00	CON
06QD-298	2536306.07	6713080.05	2325.50	313.50	CORE	210.00	0.00	QDD
06QDR-299	2539092.47	6713743.67	1772.73	82.00	RC	0.00	-90.00	CON
06QD-300	2536132.38	6713684.10	1861.39	360.75	CORE	168.00	20.00	CON
06QDR-301	2535465.00	6713313.61	2123.51	124.00	RC	301.50	-75.00	QDD
06QD-302	2535012.27	6713485.88	2026.67	419.60	CORE	195.00	-10.00	QDD
06QD-303	2536284.58	6713102.06	2327.78	210.20	CORE	227.00	0.00	QDD
06QDR-304	2536212.06	6713235.48	2312.79	100.00	RC	63.00	-58.50	QDD
06QDR-305	2536187.53	6713248.09	2315.82	50.00	RC	0.00	-90.00	QDD
06QD-306	2536284.58	6713102.06	2327.00	230.10	CORE	227.00	-15.00	QDD
06QDR-307	2536142.80	6713020.82	2458.83	228.00	RC	115.00	-75.00	QDD
06QDR-308	2536143.86	6713020.21	2458.86	274.00	RC	120.00	-55.00	QDD
06QD-309	2535012.51	6713486.42	2025.85	387.50	CORE	195.00	-30.00	QDD
06QDR-310	2536126.42	6712909.02	2510.81	300.00	RC	100.00	-60.00	QDD
06QD-311	2536136.45	6713227.00	2312.46	124.90	CORE	359.00	-60.00	QDD
06QD-312	2535328.84	6713468.32	1969.81	350.00	CORE	199.00	-25.00	QDD
06QD-313	2535241.76	6713296.16	2076.84	252.05	CORE	207.00	-18.00	QDD
06QD-314	2536283.76	6713103.43	2328.13	255.30	CORE	227.00	13.50	QDD
06QD-315	2535657.01	6713098.52	2136.75	293.60	CORE	160.50	-1.50	QDD
06QDR-316	2532503.95	6714192.68	2256.52	196.00	RC	20.00	-55.00	Pirrotina
06QD-317	2536306.07	6713080.05	2326.03	274.25	CORE	190.00	13.5	QDD
06QD-318	2535655.72	6713100.62	2135.32	330.40	CORE	171.50	-26.00	QDD
06QD-319	2535445.54	6713245.28	2116.26	266.00	CORE	210.00	-25.00	QDD
06QD-320	2536280.93	6713107.47	2327.40	253.35	CORE	243.50	0.00	QDD
06QD-321	2535008.41	6713488.92	2025.51	380.00	CORE	210.00	-35.00	QDD
06QD-322	2535123.99	6713366.03	2063.80	290.10	CORE	214.00	-45.00	QDD
06QDR-323	2535474.23	6713233.95	2108.38	210.00	RC	25.00	-75.00	QDD
06QD-324	2535871.81	6713114.94	2407.69	319.90	CORE	219.00	-75.00	QDD
06QDR-325	2535473.62	6713232.91	2108.38	216.00	RC	90.00	-85.00	QDD
06QDR-326	2535466.16	6713232.63	2108.62	186.00	RC	229.00	-60.00	QDD
06QDR-327	2535647.40	6713111.28	2134.83	306.00	RC	256.50	-45.00	QDD
06QD-328	2534899.31	6713790.74	2028.25	252.00	RC	207.00	-33.00	Tunel D
06QD-329	2534898.45	6713789.05	2028.62	224.50	CORE	200.00	-15.00	Tunel D
06QD-330	2535006.13	6713490.55	2025.50	427.05	CORE	225.00	-35.00	QDD
06QD-331	2535238.52	6713296.85	2076.15	381.65	CORE	182.00	-43.00	QDD
06QD-332	2535123.56	6713365.92	2061.45	399.10	CORE	215.00	-35.00	QDD
06QD-333	2535010.86	6713487.25	2025.53	287.25	CORE	195.00	-45.00	QDD
06QD-334	2535183.76	6713346.11	2063.58	300.25	CORE	199.00	-34.00	QDD
06QDR-335	2535875.67	6714129.80	1770.26	102.00	RC	0.00	-60.00	QDD

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
06QDR-336	2535875.45	6714117.59	1770.57	102.00	RC	178.00	-59.00	QDD
06QDR-337	2535819.54	6714480.34	1730.20	102.00	RC	0.00	-60.00	QDD
06QDR-338	2535939.79	6714445.38	1720.42	120.00	RC	180.00	-60.00	QDD
06QD-339	2535124.19	6713366.31	2061.57	403.55	CORE	209.00	-42.00	QDD
06QDR-340	2535724.67	6714013.70	1800.56	102.00	RC	0.00	-60.00	QDD
06QDR-341	2535519.89	6713864.58	1837.20	200.00	RC	0.00	-60.00	QDD
06QDR-342	2534796.04	6714118.10	2090.05	220.00	RC	43.00	-77.00	QDD-Mo
06QD-343	2535010.66	6713486.64	2026.33	446.60	CORE	195.00	-27.00	QDD
06QDR-344	2534951.53	6714271.15	2059.08	200.00	RC	0.00	-61.00	QDD-Mo
06QDR-345	2534948.62	6714263.71	2058.88	200.00	RC	180.00	-60.00	QDD-Mo
06QDR-346	2535121.92	6714235.96	1987.33	102.00	RC	0.00	-60.00	QDD-Mo
06QD-347	2535184.38	6713347.01	2063.62	237.00	CORE	198.00	-52.00	QDD
06QDR-348	2534635.85	6714084.50	2021.13	100.00	RC	30.00	-61.00	Amelia
06QDR-349	2534442.57	6714321.58	1994.87	102.00	RC	180.00	-61.00	Magdalena
06QDR-350	2534353.35	6714220.40	1979.14	102.00	RC	28.00	-62.00	Magdalena
06QDR-351	2534270.15	6714260.38	1973.58	120.00	RC	345.00	-61.00	Magdalena
06QD-352	2534358.17	6713991.34	2087.52	76.10	RC	233.00	-1.00	Magdalena
06QD-353	2534672.36	6713937.35	2114.49	25.45	RC	300.00	13.00	Amelia
06QDR-354	2534108.38	6714339.45	1956.51	102.00	RC	180.00	-61.00	Magdalena
06QDR-355	2533975.02	6714377.29	1976.46	104.00	RC	180.00	-61.00	Magdalena
06QDR-356	2533987.98	6714231.13	1992.10	102.00	RC	355.00	-61.00	Magdalena
06QDR-357	2533893.12	6714320.39	1962.35	102.00	RC	20.00	-61.00	Magdalena
06QD-358	2535006.93	6713489.49	2025.77	442.70	RC	240.00	-37.00	QDD
06QD-359	2534693.94	6713882.83	2117.40	84.45	CORE	298.00	15.00	Amelia
06QDR-360	2535860.04	6713057.93	2447.65	400.00	CORE	300.00	-64.00	QDD
06QD-361	2534357.61	6713993.62	2087.55	84.80	CORE	278.50	-1.00	Magdalena
06QD-362	2534691.76	6713858.07	2115.97	125.70	CORE	298.00	15.00	Amelia
06QDR-363	2535998.47	6713107.98	2436.47	348.00	RC	253.00	-74.00	QDD
06QD-364	2534228.04	6714113.92	2070.42	200.05	CORE	209.00	-86.00	Magdalena
06QD-365	2534265.10	6714254.02	1974.21	242.65	CORE	242.00	-19.00	Magdalena
06QDR-366	2536006.03	6713109.13	2436.60	400.00	RC	0.00	-81.00	QDD
06QDR-367	2535464.79	6713330.36	2123.18	210.00	RC	356.00	-62.00	QDD
06QD-368	2534261.69	6714087.34	2070.38	179.00	CORE	261.00	-55.00	Magdalena
06QD-369	2534266.19	6714254.77	1973.65	208.60	CORE	242.00	-49.00	Magdalena
06QD-370	2534262.15	6714087.41	2070.38	160.05	CORE	261.00	-68.50	Magdalena
06QD-371	2535008.88	6713487.74	2027.32	334.30	CORE	218.00	0.00	QDD
06QD-372	2534262.61	6714087.48	2070.38	186.50	CORE	261.00	-83.00	Magdalena
06QD-373	2535867.70	6713118.71	2407.52	347.30	CORE	284.00	-65.00	QDD
06QD-374	2535009.59	6713487.41	2027.14	503.80	CORE	200.00	-21.00	QDD
06QD-375	2534268.32	6714084.65	2070.46	150.30	CORE	220.00	-67.00	Magdalena
06QD-376	2534309.26	6714071.81	2071.57	105.00	CORE	180.00	-70.00	Magdalena
06QD-377	2535874.13	6713114.77	2407.54	461.30	CORE	201.50	-54.50	QDD
06QD-378	2534309.15	6714071.29	2071.53	168.75	CORE	180.00	-46.00	Magdalena
06QD-379	2534402.09	6713957.70	2080.68	83.10	CORE	223.00	-70.00	Magdalena
06QD-380	2535007.74	6713488.44	2026.24	411.65	CORE	208.90	-20.00	QDD
06QD-381	2535871.15	6713119.92	2407.48	286.30	CORE	20.00	-70.50	QDD
06QD-382	2534403.16	6713957.32	2080.78	215.70	CORE	200.60	-70.10	Magdalena
07QD-383	2535864.78	6713048.89	2448.06	448.10	CORE	196.1	-60.8	QDD
07QD-384	2534209.47	6714072.94	2104.79	294.20	CORE	1.00	-65.00	Magdalena
07QD-385	2535003.96	6713493.19	2026.00	454.30	CORE	222.00	-19.00	QDD
07QD-386	2534695.06	6713882.37	2115.48	154.40	CORE	295.30	-6.50	Amelia
07QD-387	2534693.23	6713859.40	2113.80	168.10	CORE	296.70	-6.30	Amelia
07QD-388	2534513.78	6713975.55	2072.70	135.15	CORE	214.00	-53.00	Amelia

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
07QD-389	2534801.02	6713836.05	2031.83	185.20	CORE	290.20	-15.10	Amelia
07QD-390	2535006.16	6713490.45	2025.21	423.55	CORE	224.20	-47.10	QDD
07QD-391	2534694.90	6713857.23	2112.45	176.10	CORE	273.50	-52.00	Amelia
07QD-392	2534732.64	6714066.93	2087.00	200.30	CORE	230.00	-46.00	Amelia
07QD-393	2534695.53	6713857.34	2112.62	185.10	CORE	296.80	-51.00	Amelia
07QD-394	2534694.26	6713881.25	2116.32	150.90	CORE	246.80	8.10	Amelia
07QD-395	2534394.90	6713962.49	2083.18	333.80	CORE	264.00	11.50	Magdalena
07QD-396	2535007.57	6713489.49	2026.31	437.35	CORE	192.00	-22.00	QDD
07QD-397	2534492.32	6713953.97	2070.49	156.30	CORE	103.00	-49.00	Amelia
07QD-398	2534310.84	6714036.92	2095.88	194.85	CORE	245.00	-62.00	Magdalena
07QD-399	2534395.20	6713962.87	2081.79	334.20	CORE	278.00	-10.50	Magdalena
07QD-400	2534167.16	6714163.87	2102.22	187.90	CORE	61.00	-60.00	Magdalena
07QD-401	2534696.12	6713879.11	2114.08	197.70	CORE	287.00	-77.50	Amelia
07QD-402	2535006.15	6713490.26	2025.59	460.35	CORE	208.00	-27.10	QDD
07QD-403	2534262.73	6714261.18	1974.06	165.95	CORE	263.00	-25.90	Magdalena
07QD-404	2534701.75	6713852.24	2111.95	162.50	CORE	345.70	-87.50	Amelia
07QD-405	2534260.56	6714258.42	1978.26	155.80	CORE	257.80	27.00	Magdalena
07QD-406	2534701.23	6713852.05	2111.98	227.70	CORE	241.40	-74.50	Amelia
07QD-407	2535006.66	6713491.07	2025.27	391.00	CORE	205.00	-43.00	QDD
07QD-408	2534261.92	6714253.28	1977.43	236.20	CORE	237.60	17.00	Magdalena
07QD-409	2534231.02	6714107.60	2070.80	164.60	CORE	198.70	-20.60	Magdalena
07QD-410	2534262.56	6714253.34	1977.14	219.60	CORE	246.00	-1.00	Magdalena
07QD-411	2534232.65	6714111.12	2070.12	196.20	CORE	175.50	-77.50	Magdalena
07QD-412	2534804.43	6713840.25	2034.06	113.80	CORE	331.00	17	Amelia
07QD-413	2534262.16	6714253.80	1977.45	169.30	CORE	244.00	19.5	Magdalena
07QD-414	2534804.02	6713840.01	2034.10	174.00	CORE	316.50	21.5	Amelia
07QD-415	2534677.45	6713921.29	2117.60	41.20	CORE	271.00	30	Amelia
07QD-416	2534678.84	6713919.40	2118.11	73.70	CORE	247.50	32	Amelia
07QD-417	2534800.70	6713838.02	2035.19	134.00	CORE	290.00	26	Amelia
07QD-418	2534450.25	6713937.42	2074.27	81.70	CORE	48.50	-77.00	Magdalena
07QD-419	2534454.64	6713934.55	2074.36	96.00	CORE	208.00	-63.50	Magdalena
07QD-420	2534106.40	6714338.84	1956.34	150.10	CORE	136.50	-50.00	Magdalena
07QD-421	2534801.17	6713837.02	2033.47	134.00	CORE	328.00	8	Amelia
07QD-422	2534366.37	6713992.29	2085.23	103.00	CORE	205.00	-55.00	Magdalena
07QD-423	2534802.44	6713823.27	2033.03	112.60	CORE	269.50	15	Amelia
07QDR-424	2534698.26	6713865.80	2112.91	150.00	RC	335.00	-63.00	Amelia
07QD-425	2534262.38	6714253.33	1977.23	175.00	CORE	211.00	14	Magdalena
07QDR-426	2534698.92	6713867.29	2112.93	150.00	RC	16.00	-75.00	Amelia
07QD-427	2534108.25	6714337.72	1956.66	150.10	CORE	125.00	-18.00	Magdalena
07QD-428	2534314.20	6714035.77	2095.93	59.30	CORE	184.50	-45.00	Magdalena
07QDR-429	2534703.21	6713860.86	2112.76	150.00	RC	115.00	-68.00	Amelia
07QD-430	2534305.01	6714070.07	2071.34	89.10	CORE	205.00	-54.50	Magdalena
07QD-431	2534106.34	6714341.03	1956.30	130.60	CORE	100.00	-31.00	Magdalena
07QD-432	2534264.63	6714254.77	1974.21	222.30	CORE	196.50	-19.00	Magdalena
07QD-433	2534263.79	6714089.02	2070.14	60.15	CORE	224.00	-47.00	Magdalena
07QD-434	2535123.92	6713362.49	2062.48	473.80	CORE	205.00	-18.00	QDD
07QD-435	2534109.08	6714337.12	1956.40	158.20	CORE	109.00	-36.50	Magdalena
07QD-436	2534262.96	6714258.06	1973.86	199.05	CORE	222.00	-37.50	Magdalena
07QD-437	2535006.81	6713488.22	2030.05	140.00	CORE	199.00	27.00	QDD
07QDR-438	2534687.76	6713951.07	2109.95	156.00	RC	115.00	-46.00	Amelia
07QDR-439	2534707.50	6713902.76	2112.87	150.00	RC	67.00	-45.00	Amelia
07QDR-440	2534704.74	6713900.73	2112.95	138.00	RC	35.00	-45.00	Amelia
07QDR-441	2534480.09	6713942.45	2071.88	132.00	RC	196.00	-56.00	Amelia

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
07QDR-442	2535889.12	6714116.88	1773.17	130.00	RC	0.00	-90.00	Varela
07QD-443	2533931.42	6714092.24	2036.47	200.50	CORE	240.50	20.00	Target 3D
07QD-444	2535005.78	6713492.23	2025.16	250.15	CORE	235.00	-29.00	QDD
07QD-445	2535008.36	6713494.59	2025.54	457.10	CORE	227.00	-30.00	QDD
07QD-446	2533933.93	6714089.38	2035.33	259.10	CORE	218.00	11.50	Target 3D
07QD-447	2535126.25	6713362.22	2064.12	253.40	CORE	177.00	9.50	QDD
07QD-448	2533935.71	6714087.82	2035.92	300.00	CORE	219.00	29.00	Target 3D
07QD-449	2535126.58	6713360.50	2067.64	252.70	CORE	176.00	34.50	QDD
07QD-450	2535006.87	6713489.06	2026.66	479.00	CORE	219.50	-10.50	QDD
07QDR-451	2533802.79	6713721.33	2355.39	400.00	CORE	295.00	-60.00	Target 3D
07QDR-452	2533804.77	6713720.46	2355.41	400.00	CORE	320.00	-60.00	Target 3D
07QDR-453	2533845.02	6713756.32	2354.80	400.00	CORE	45.00	-60.00	Target 3D
07QDR-454	2534242.68	6713500.28	2447.11	400.00	CORE	65.00	-60.00	Target K
07QD-455	2533934.25	6714095.65	2038.26	208.30	CORE	208.30	10	Target 3D
07QD-456	2535123.63	6713362.65	2062.34	277.20	CORE	277.20	-60.00	QDD
07QDR-457	2534152.31	6713565.51	2421.74	400.00	RC	50.00	-75	Target K
07QDR-458	2534126.45	6713728.97	2399.16	400.00	RC	75.00	-60.00	Target K
07QD-459	2534265.10	6714254.02	1975.00	179.00	CORE	280.00	0.00	Magdalena
07QDR-460	2534126.65	6713729.60	2399.23	450.00	RC	45.00	-60.00	Target K
07QDR-461	2534123.44	6713731.70	2399.38	450.00	RC	450.00	-60.00	Target K
07QDR-462	2535585.18	6712774.63	2516.87	403.00	RC	41.00	-54.00	QDD
07QD-463	2535125.79	6713365.73	2061.44	225.00	CORE	210.00	-78.00	QDD
07QDR-464	2535581.93	6712775.48	2516.93	19.00	RC	12.00	-57.00	QDD
07QDR-465	2535580.10	6712775.46	2517.11	560.00	RC	12.00	-70.00	QDD
07QD-466	2535008.28	6713488.20	2026.71	500.65	CORE	235.00	-10.00	QDD
07QDR-467	2535582.62	6712774.05	2517.12	550.00	RC	19.00	-70.00	QDD
07QDR-468	2535584.95	6712774.52	2516.92	550.00	RC	53.00	-70.00	QDD
07QD-469	2535126.71	6713365.81	2061.42	142.60	CORE	190.00	-45.00	QDD
07QDR-470	2534146.48	6713564.94	2421.71	554.00	RC	272.00	-75.00	Target K
07QDR-471	2534144.57	6713562.36	2421.72	550.00	RC	224.00	-75.00	Target K
07QDR-472	2536420.31	6712728.95	2583.45	500.00	RC	100.00	-70.00	QDD
07QD-473	2534975.07	6713260.21	1919.50	346.00	CORE	220.00	-45.00	QDD
07QDR-474	2536413.80	6712733.89	2583.43	500.00	RC	5.00	-65.00	QDD
07QDR-475	2533892.64	6713609.07	2432.65	450.00	RC	48.00	-69.00	Target 3D
07QD-476	2533929.00	6714085.00	2035.00	300.00	CORE	231.00	19.00	Target 3D
07QD-477	2535008.02	6713488.34	2025.91	500.00	CORE	238.00	-25.00	QDD
07QDR-478	2533846.41	6713758.51	2354.80	400.00	RC	23.00	-76.00	Target 3D
07QDR-479	2535586.61	6712768.69	2517.23	550.00	RC	90.00	-70.00	QDD
07QDR-480	2535583.92	6712773.19	2517.16	504.00	RC	28.00	-80.00	QDD
07QD-481	2533929.00	6714085.00	2035.00	354.45	CORE	220.00	20.00	Target 3D
07QD-482	2534975.07	6713260.21	1919.50	400.00	CORE	220.00	-23.00	QDD
07QD-483	2535009.46	6713487.15	2026.60	466.65	CORE	207.00	-10.00	QDD
07QD-484	2533929.00	6714085.00	2035.00	250.00	CORE	225.00	27.00	Target 3D
07QD-485	2533929.00	6714085.00	2035.00	250.00	CORE	257.00	-15.00	Target 3D
07QD-486	2534975.07	6713260.21	1919.50	400.10	CORE	245.00	-17.00	QDD
07QD-487	2535128.77	6713363.13	2062.36	331.50	CORE	220.00	-20.00	QDD
07QDR-488	2534697.31	6713862.71	2112.82	175.00	RC	320.00	-81.00	Amelia
07QDR-489	2534704.18	6713902.96	2112.78	75.00	RC	56.00	-73.00	Amelia
07QDR-490	2534705.64	6713902.72	2112.75	80.00	RC	107.00	-47.00	Amelia
07QDR-491	2534701.35	6713899.62	2112.87	80.00	RC	142.00	-53.00	Amelia
07QDR-492	2534699.19	6713897.98	2112.98	175.00	RC	185.00	-77.00	Amelia
07QDR-493	2534697.01	6713897.59	2113.14	92.00	RC	218.00	-65.00	Amelia
07QDR-494	2534688.25	6713954.63	2109.71	40.00	RC	81.00	-60.00	Amelia

Hole-ID	EASTING	NORTHING	ELEVATION	LENGTH	TYPE	AZIM	DIP	AREA
07QDR-495	2534688.34	6713954.76	2109.57	50.00	RC	81.00	-50.00	Amelia
07QDR-496	2534170.06	6714156.04	2102.68	135.00	RC	95.00	-54.00	Magdalena
07QDR-497	2534167.00	6714157.32	2102.45	130.00	RC	37.00	-60.00	Magdalena
07QD-498	2534260.86	6714259.89	1977.07	96.60	CORE	280.00	16.00	Magdalena
07QD-499	2534263.23	6714255.48	1974.74	174.20	CORE	216.00	-9.00	Magdalena
07QD-500	2535130.00	6713363.19	2063.14	275.30	CORE	198.00	0.00	QDD
07QDR-501	2536112.05	6712655.52	2610.75	480.00	RC	280.00	-65.00	QDD
07QDR-502	2536111.50	6712650.69	2610.99	382.00	RC	180.00	-75.00	QDD
07QD-503	2534262.68	6714261.01	1973.98	181.90	CORE	278.00	-34.00	Magdalena
07QD-504	2534263.20	6714258.80	1973.71	200.20	CORE	257.00	-44.00	Magdalena
07QD-505	2535185.05	6713345.37	2065.96	203.90	CORE	184.00	8.00	QDD
07QD-506	2533929.00	6714085.00	2035.00	241.80	CORE	280.00	-25.00	Target 3D
07QDR-507	2535583.56	6712772.11	2517.27	541.00	RC	70.00	-70.00	QDD
07QDR-508	2535582.24	6712769.30	2517.41	457.00	RC	105.00	-75.00	QDD
07QD-509	2535185.05	6713345.37	2064.55	251.00	CORE	185.00	-10.00	QDD

APPENDIX II
2006/2007 DRILLING
SIGNIFICANT INTERCEPTS

The following tables show all significant intervals exceeding 5 metres in length using a cutoff grade of 0.5 g/t Au. Internal waste was included only if the average with the adjacent sample was greater or equal to 0.5 g/t Au.

AMELIA INES

Hole	From	To	Width	g/t Au
05QD-179	0.00	5.50	5.50	0.944
05QD-179	25.41	32.60	7.19	2.323
05QD-180	67.50	72.90	5.40	0.840
05QD-180	86.89	97.10	10.21	1.210
05QDR-176	16.00	38.00	22.00	1.116
06QD-236	21.40	45.00	23.60	2.117
06QD-236	53.90	59.85	5.95	1.560
06QD-236	90.40	97.10	6.70	1.329
06QD-353	17.90	25.45	7.55	2.587
06QD-362	60.85	67.25	6.40	0.613
07QD-389	0.00	6.09	6.09	0.72 1
07QD-389	9.98	15.34	5.36	1.719
07QD-389	63.05	69.50	6.45	0.700
07QD-389	99.85	156.30	56.45	3.054
07QD-389	160.30	167.70	7.40	1.036
07QD-393	57.08	66.80	9.72	0.740
07QD-393	150.95	160.56	9.61	1.047
07QD-394	100.00	107.00	7.00	0.810
07QD-397	68.04	93.00	24.96	5.871
07QD-397	97.26	103.98	6.72	0.770
07QD-401	51.10	60.24	9.14	1.856
07QD-401	66.30	76.60	10.30	1.240
07QD-401	121.80	138.20	16.40	1.369
07QD-404	85.40	92.00	6.60	2.749
07QD-406	119.80	127.80	8.00	1.335
07QD-412	6.10	16.55	10.45	4.484
07QD-412	24.30	37.20	12.90	8.941
07QD-412	79.66	89.35	9.69	1.770
07QD-412	93.47	102.50	9.03	2.515
07QD-412	104.62	113.80	9.18	6.451
07QD-414	27.40	43.50	16.10	8.699
07QD-414	47.80	58.67	10.87	8.714
07QD-414	62.00	86.60	24.60	1.281
07QD-414	103.85	114.40	10.55	1.338
07QD-414	128.30	135.30	7.00	1.023
07QD-415	2.40	14.65	12.25	2.633
07QD-415	19.20	35.60	16.40	1.342
07QD-416	0.00	7.67	7.67	0.878
07QD-416	21.75	34.42	12.67	1.738
07QD-416	38.10	43.65	5.55	2.955
07QD-417	22.65	28.60	5.95	0.669
07QD-417	75.00	81.05	6.05	0.722

Hole	From	To	Width	g/t Au
07QD-418	23.20	29.40	6.20	0.803
07QD-419	15.85	39.60	23.75	1.591
07QD-421	23.02	30.23	7.21	1.555
07QD-421	71.00	84.75	13.75	1.753
07QD-423	9.24	20.63	11.39	1.182
07QDR-424	62.00	68.00	6.00	1.093
07QDR-424	90.00	98.00	8.00	0.738
07QDR-424	132.00	138.00	6.00	1.613
07QDR-426	26.00	38.00	12.00	1.999
07QDR-426	44.00	50.00	6.00	0.800
07QDR-426	56.00	66.00	10.00	1.187
07QDR-426	102.00	108.00	6.00	1.287
07QDR-438	68.00	92.00	24.00	1.927
07QDR-438	96.00	104.00	8.00	1.379
07QDR-439	14.00	42.00	28.00	4.101
07QDR-439	58.00	64.00	6.00	1.057
07QDR-439	70.00	92.00	22.00	2.805
07QDR-440	22.00	38.00	16.00	1.631
07QDR-441	12.00	32.00	20.00	0.960
07QDR-488	2.00	10.00	8.00	1.110
07QDR-488	84.00	90.00	6.00	1.260
07QDR-488	106.00	130.00	24.00	3.137
07QDR-489	42.00	52.00	10.00	1.560
07QDR-490	14.00	58.00	44.00	3.086
07QDR-491	34.00	42.00	8.00	0.811
07QDR-491	70.00	76.00	6.00	1.455
07QDR-492	28.00	50.00	22.00	1.402
07QDR-492	104.00	126.00	22.00	4.616
07QDR-495	0.00	8.00	8.00	2.620

MAGDALENA

Hole	From	To	Width	Au
05QD-206	45.17	50.30	5.13	1.763
05QD-209	43.61	55.82	12.21	1.091
05QD-211	65.80	71.40	5.60	0.978
05QD-211	80.60	106.20	25.60	3.599
05QDR-177	104.00	112.00	8.00	3.504
05QDR-178	0.00	32.00	32.00	1.171
05QDR-178	114.00	136.00	22.00	0.902
05QDR-178	152.00	168.00	16.00	0.806
05QDR-178	176.00	186.00	10.00	1.216
05QDR-178	228.00	256.00	28.00	3.211
05QDR-223	56.00	64.00	8.00	0.756
05QDR-223	90.00	102.00	12.00	4.571
05QDR-223	138.00	144.00	6.00	0.717
06QD-352	11.20	24.45	13.25	8.042
06QD-364	77.00	104.70	27.70	4.384
06QD-364	155.80	161.20	5.40	0.920
06QD-365	53.94	61.68	7.74	1.460
06QD-365	63.70	74.10	10.40	6.542
06QD-365	84.11	89.80	5.69	0.780
06QD-365	91.90	110.50	18.60	1.945
06QD-365	175.27	181.85	6.58	1.062
06QD-365	184.00	193.90	9.90	1.223
06QD-368	20.55	28.34	7.79	2.296
06QD-368	30.48	35.70	5.22	3.348
06QD-369	121.30	131.21	9.91	2.583
06QD-369	139.60	156.00	16.40	4.193
06QD-369	159.63	166.00	6.37	0.654
06QD-369	181.67	187.43	5.76	2.496
06QD-372	123.85	129.64	5.79	0.876
06QD-372	141.51	157.40	15.89	1.925
06QD-375	34.10	39.77	5.67	1.023
07QD-384	26.30	32.20	5.90	1.310
07QD-384	120.20	131.80	11.60	0.971
07QD-384	135.00	157.28	22.28	8.052
07QD-384	181.30	191.05	9.75	4.731
07QD-384	231.00	245.00	14.00	7.102
07QD-395	41.00	57.00	16.00	0.931
07QD-399	39.70	61.20	21.50	10.000
07QD-400	0.00	7.00	7.00	0.764
07QD-400	12.05	32.45	20.40	3.139
07QD-400	52.90	59.20	6.30	2.820
07QD-400	63.10	95.25	32.15	16.683
07QD-400	98.30	105.05	6.75	5.844
07QD-400	128.15	137.70	9.55	4.023
07QD-400	141.70	149.15	7.45	0.763

Hole	From	To	Width	Au
07QD-403	46.85	53.45	6.60	1.455
07QD-403	82.70	112.40	29.70	9.737
07QD-405	56.80	72.60	15.80	0.697
07QD-405	78.50	96.80	18.30	2.739
07QD-405	107.60	113.50	5.90	0.938
07QD-405	129.33	138.92	9.59	1.790
07QD-408	80.10	102.90	22.80	2.902
07QD-408	110.57	127.65	17.08	1.150
07QD-408	147.05	163.65	16.60	3.276
07QD-408	213.05	224.10	11.05	3.878
07QD-410	69.05	75.80	6.75	7.362
07QD-410	105.00	114.63	9.63	1.078
07QD-410	122.08	165.00	42.92	2.876
07QD-411	36.50	41.95	5.45	0.601
07QD-411	95.80	121.05	25.25	4.267
07QD-413	85.45	105.10	19.65	4.212
07QD-413	114.40	122.60	8.20	1.395
07QD-425	87.60	130.14	42.54	3.421
07QD-427	67.10	86.89	19.79	2.127
07QD-427	98.30	130.40	32.10	2.953
07QD-432	155.30	160.70	5.40	2.429
07QD-435	80.00	86.87	6.87	10.044
07QD-459	73.00	87.93	14.93	2.310
07QD-459	91.45	102.61	11.16	2.780
07QD-498	61.07	74.20	13.13	1.389
07QD-499	73.80	79.85	6.05	2.353
07QD-499	127.70	134.20	6.50	1.006
07QD-503	63.40	72.90	9.50	2.564
07QD-503	76.70	103.05	26.35	4.992
07QD-503	135.35	143.60	8.25	2.925
07QD-504	49.25	95.55	46.30	2.602
07QDR-496	84.00	90.00	6.00	1.188
07QDR-497	4.00	32.00	28.00	1.404
07QDR-497	76.00	82.00	6.00	0.618
07QDR-497	96.00	102.00	6.00	0.833
07QDR-497	106.00	130.00	24.00	6.769

QDD LOWER ZONE

Hole	From	To	Width	Au
06QD-302	312.90	361.50	48.60	3.687
06QD-309	240.30	248.82	8.52	1.777
06QD-309	250.90	313.16	62.26	3.287
06QD-309	315.20	328.80	13.60	3.489
06QD-309	332.40	340.17	7.77	6.915
06QD-321	255.25	308.80	53.55	2.615
06QD-321	314.58	342.12	27.54	3.349
06QD-321	359.00	365.00	6.00	3.152
06QD-322	44.00	51.16	7.16	1.948
06QD-322	230.78	244.70	13.92	2.197
06QD-322	255.28	269.10	13.82	2.465
06QD-330	279.50	287.20	7.70	2.476
06QD-330	291.22	325.85	34.63	3.928
06QD-330	344.00	355.80	11.80	1.408
06QD-330	359.33	365.50	6.17	2.315
06QD-330	377.80	383.80	6.00	2.953
06QD-333	53.93	66.25	12.32	2.843
06QD-333	188.11	196.56	8.45	2.191
06QD-333	233.70	238.70	5.00	5.062
06QD-339	46.16	56.45	10.29	1.481
06QD-339	260.40	282.40	22.00	3.819
06QD-343	222.40	231.95	9.55	2.326
06QD-343	266.30	275.90	9.60	2.310
06QD-343	281.83	304.85	23.02	3.166
06QD-343	306.88	323.16	16.28	8.451
06QD-343	338.97	352.70	13.73	2.920
06QD-343	356.60	380.10	23.50	3.007
06QD-358	262.73	270.60	7.87	3.538
06QD-358	318.51	332.52	14.01	1.922
06QD-358	345.25	360.74	15.49	1.827
06QD-374	345.35	351.80	6.45	2.259
06QD-374	359.56	373.56	14.00	1.315
06QD-380	341.76	358.27	16.51	2.379
06QD-380	364.41	375.95	11.54	1.320
06QD-380	402.87	411.20	8.33	4.163
07QD-385	308.00	316.00	8.00	1.333
07QD-385	328.05	339.80	11.75	3.918
07QD-385	341.93	365.10	23.17	5.964
07QD-385	371.10	379.10	8.00	2.573
07QD-385	381.30	409.60	28.30	2.030
07QD-385	413.60	441.60	28.00	3.071
07QD-396	12.20	20.20	8.00	2.285
07QD-396	221.40	231.40	10.00	2.228
07QD-396	233.45	239.80	6.35	1.819
07QD-396	279.30	307.30	28.00	3.038

Hole	From	To	Width	Au
07QD-396	307.35	317.35	10.00	4.569
07QD-396	319.50	342.10	22.60	3.179
07QD-402	17.20	28.90	11.70	3.243
07QD-402	294.35	300.26	5.91	2.147
07QD-402	304.20	325.35	21.15	2.385
07QD-402	327.50	336.82	9.32	1.232
07QD-402	346.65	381.65	35.00	2.251
07QD-445	285.40	295.50	10.10	1.566
07QD-445	303.65	422.58	118.93	2.788
07QD-445	451.00	457.10	6.10	1.149
07QD-466	453.66	474.54	20.88	5.953
07QD-473	46.45	100.73	54.28	3.943
07QD-473	121.45	145.50	24.05	1.653
07QD-477	345.40	366.40	21.00	2.293
07QD-477	370.48	402.52	32.04	2.230
07QD-477	404.60	415.18	10.58	1.679
07QD-477	417.24	429.52	12.28	1.940
07QD-482	74.03	88.25	14.22	3.015
07QD-482	90.45	98.10	7.65	1.410
07QD-486	29.50	38.68	9.18	1.751
07QD-486	116.63	122.51	5.88	1.558
07QD-486	129.17	135.15	5.98	1.571
07QD-486	139.15	144.25	5.10	1.712
07QD-486	206.80	226.10	19.30	2.298